Exhibit 99.1

Peabody Energy Corporation 701 Market Street St. Louis, Missouri 63101-1826

          , 2007

Dear Peabody Energy Corporation Stockholder:

We are pleased to inform you that on          , 2007, the Board of Directors of Peabody Energy Corporation (Peabody) approved the spin-off of Patriot Coal Corporation (Patriot), a wholly-owned subsidiary of Peabody. Following the spin-off, Patriot’s assets and business will consist of coal operations and reserves in Central Appalachia, Northern Appalachia and the Illinois Basin.

The spin-off of Patriot will occur on          , 2007 by way of a pro rata distribution of Patriot’s common shares to Peabody’s stockholders. In the distribution, each Peabody stockholder will receive one share of Patriot common stock for every ten shares of Peabody common stock held at 5:00 p.m., New York City time, on          , 2007, which is the record date of the spin-off. The dividend will be paid in book-entry form and physical stock certificates will be issued only upon request. Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Patriot common stock.

We believe that the separation of Patriot from Peabody will provide a better structure for each company to pursue the most appropriate long-term growth opportunities and business strategies by allowing them to focus on their own distinct businesses, opportunities and markets. In addition, we believe that the two companies, each with unique financial characteristics, may appeal to different investor bases.

Following the spin-off, you will own shares in both Peabody and Patriot. Peabody common stock will continue to trade on the New York Stock Exchange under the symbol “BTU”. We intend to apply to have Patriot common stock authorized for listing on the New York Stock Exchange under the symbol “PCX”.

We intend for the spin-off to be tax-free for stockholders. To that end, we have requested a favorable ruling from the Internal Revenue Service with respect to the spin-off, and intend to complete the spin-off only if we receive the favorable ruling and a favorable opinion of Ernst & Young LLP confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including necessary regulatory approvals. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

The enclosed information statement, which is being mailed to all Peabody stockholders, describes the spin-off in detail and contains important information about Patriot, including its financial statements.

We look forward to your continued support as a stockholder of Peabody. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Gregory H. Boyce
President and Chief Executive Officer

Patriot Coal Corporation
701 Market Street
St. Louis, Missouri 63101-1826

          , 2007

Dear Patriot Coal Corporation Stockholder:

With great pleasure, we welcome you as a stockholder of Patriot Coal Corporation.

Patriot is a leading producer of coal in the eastern United States and a leading U.S. producer of metallurgical quality coal. In 2006, we sold 24.3 million tons of coal, including 77% for electricity generation and 23% for steel production. We control 1.4 billion tons of proven and probable coal reserves for use in existing and future operations. Our operations and reserve holdings are located in Central Appalachia, Northern Appalachia and the Illinois Basin.

We believe our diversified product line and sourcing capabilities, coupled with our well-trained, experienced and dedicated work force, position us to excel as a stand-alone entity. Our three core strategies are to:

•	maintain and enhance our operational performance through a continued emphasis on safety, productivity, cost control and environmental stewardship;

•	maximize customer satisfaction, while also optimizing profitability; and

•	pursue value-enhancing growth opportunities within our areas of expertise through organic growth, acquisitions and joint ventures.

Our management team will bring the experience and capability to execute these strategies, based upon our operational, commercial and transactional background with Peabody Energy Corporation.

We intend to apply to have Patriot Coal Corporation common stock authorized for listing on the New York Stock Exchange under the symbol “PCX”. We invite you to learn more about Patriot by reviewing the enclosed information statement. We look forward to our future as a separate publicly-traded company and to your support as a holder of Patriot common stock.

Sincerely,

Richard M. Whiting
President and Chief Executive Officer

SUBJECT TO COMPLETION, DATED MAY 14, 2007

PRELIMINARY INFORMATION STATEMENT

PATRIOT COAL CORPORATION

Common Stock
(par value $0.01 per share)

This information statement is being furnished in connection with the distribution to holders of common stock, par value $0.01 per share, of Peabody Energy Corporation (Peabody) of all of the outstanding shares of common stock, par value $0.01 per share, of Patriot Coal Corporation (Patriot).

We are currently a subsidiary of Peabody. Following the spin-off, our assets and business will consist of coal operations and reserves in Appalachia and the Illinois Basin.

Shares of our common stock will be distributed to holders of Peabody common stock of record as of the close of business on          , 2007, which will be the record date. These stockholders will receive one share of our common stock for every ten shares of Peabody common stock held on the record date. The spin-off of the Patriot shares will be made in book-entry form, and physical stock certificates will be issued only upon request. The spin-off will be effective at 11:59 p.m., New York City time on          , 2007. Peabody expects to receive a letter ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to Peabody and its stockholders for U.S. federal income tax purposes.

No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Peabody stockholders will not be required to pay for the shares of our common stock to be received by them in the spin-off or to surrender or exchange shares of Peabody common stock in order to receive our common stock or to take any other action in connection with the spin-off.

Currently, there is no trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect that “regular way” trading of our common stock will begin the first trading day after the spin-off. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange, under the symbol “PCX”.

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 11 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2007.

This information statement was first mailed to Peabody stockholders on or about          , 2007.

This information statement is being furnished solely to provide information to Peabody stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Peabody. This information statement describes our business, the relationship between Peabody and us, and how the spin-off affects Peabody and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

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You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

Unless the context indicates otherwise, all references in this information statement:

•	to Patriot, us, we or our include Patriot Coal Corporation and its subsidiaries; and

•	to Peabody are to Peabody Energy Corporation and its subsidiaries, other than Patriot and its subsidiaries.

The transaction in which Patriot will be separated from Peabody and become a separately-traded public company is referred to in this information statement as the “distribution” or the “spin-off”.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	Why am I receiving this document?

A:	Peabody is delivering this document to you because you were a holder of Peabody common stock on the record date for the distribution of our shares of common stock. Accordingly, you are entitled to receive one share of our common stock for every ten shares of Peabody common stock that you held on the record date. No action is required for you to participate in the distribution.

Q:	What is the spin-off?

A:	The spin-off is the overall transaction of separating our company from Peabody, which will be accomplished through a series of transactions which will result in us owning coal operations and reserves in Appalachia and the Illinois Basin. The final step of the transactions will be the pro rata distribution of our common stock by Peabody to holders of Peabody’s common stock. We refer to this last step as the “distribution.” For additional information regarding these transactions, see “The Spin-Off — Manner of Effecting the Spin-Off” beginning on page 28.

Q:	Who is Patriot Coal Corporation?

A:	We are an existing wholly-owned subsidiary of Peabody. Following the spin-off, we will be a separate publicly-traded company. We are a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. We are also a leading U.S. producer of metallurgical quality coal.

Q:	Why is Peabody separating Patriot’s coal mining business and distributing its stock?

A:	Peabody’s Board of Directors believes that the spin-off will separate businesses with fundamentally different characteristics that require management to pursue distinct operating and business strategies. The separation is intended to benefit stockholders by allowing Patriot to maximize the performance of its assets through undivided senior management focus on, and capital allocation to, these businesses.

The Board of Directors of Peabody considered the following potential benefits in making the determination to effect the spin-off:

• Patriot’s operations represent a unique set of commercial and operational profiles.

• Through separation, each company will be able to more narrowly focus on core business priorities to drive stockholder value.

• With its strong presence in Appalachia, Patriot will be positioned to be a consolidator in that highly fragmented region.

For a further explanation of the reasons for the spin-off and more information about our business, see “The Spin-Off — Reasons for the Spin-Off” and “Business” beginning on pages 27 and 62, respectively.

Q:	Why is the separation of the two companies structured as a spin-off?

A:	Peabody’s Board of Directors believes that a tax-free spin-off of our shares is a cost-effective and tax efficient way to separate the companies.

Q:	What is the record date for the distribution?

A:	The record date is , 2007, and ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	What will be our relationship with Peabody after the spin-off?

A:	Peabody and Patriot each will be independent, publicly-traded companies. However, we will enter into agreements with Peabody that will ease our transition into an independent, publicly-traded company following the spin-off. For example, Peabody will continue to provide certain administrative services for an agreed period following the spin-off. We will continue to supply coal to Peabody and its affiliates on a contract basis, so they can meet their commitments under pre-existing customer agreements sourced from our operations. In addition, Peabody will assume certain retiree healthcare liabilities pursuant to liability assumption agreements and we will administer the retiree healthcare benefits assumed by Peabody pursuant to an administrative services agreement. We will sublease from Peabody certain mining equipment currently used in our operations. For additional information regarding our relationship with Peabody after the spin-off, see “Our Relationship with Peabody After the Spin-Off” beginning on page 96.

Q:	When will the spin-off be completed?

A:	Shares of our common stock will be distributed on or about , 2007. We refer to this date as the “distribution date.”

Q:	Can Peabody decide to cancel the distribution of Patriot common stock even if all the conditions have been met?

A:	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off — Spin-Off Conditions and Termination” beginning on page 31. Peabody has the right to terminate the stock distribution, even if all of these conditions are met, if at any time Peabody’s Board of Directors determines, in its sole discretion, that Peabody and Patriot are better served being a combined company, or that business conditions are such that it is not advisable to complete the spin-off.

Q:	What will happen to the listing of Peabody common stock?

A:	Nothing. Peabody common stock will continue to be traded on the New York Stock Exchange (NYSE) under the symbol “BTU.”

Q:	Will the spin-off affect the market price of my Peabody shares?

A:	Yes. As a result of the spin-off, we expect the trading price of Peabody shares immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Patriot business. In addition, until the market has fully analyzed the operations of Peabody without these businesses, the price of Peabody shares may fluctuate significantly. Furthermore, the combined trading prices of Peabody common stock and Patriot common stock after the distribution may be less than the trading price of Peabody common stock prior to the distribution.

Q:	What will Peabody stockholders receive in the spin-off?

A:	In the spin-off, Peabody stockholders will receive one share of Patriot common stock for every ten shares of Peabody common stock they own as of the record date of the spin-off. Immediately after the spin-off, Peabody stockholders will still own all of Peabody’s current businesses, but they will own them as two separate investments rather than as a single investment.

After the spin-off, the certificates and book-entry interests representing the “old” Peabody common stock will represent such stockholders’ interests in the Peabody businesses (other than our business) following the spin-off, and the certificates and book-entry interests representing Patriot common stock that stockholders receive in the spin-off will represent their interest in our business only.

Q:	What does a Peabody stockholder need to do now?

A:	Peabody stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the Peabody stockholders is not required or sought to effect the spin-off, and Peabody stockholders have no appraisal rights in connection with the spin-off. Peabody is not seeking a proxy from any stockholders and you are requested not to send us a proxy.

Peabody stockholders will not be required to pay anything for the Patriot shares distributed in the spin-off or to surrender any shares of Peabody common stock. Peabody stockholders should not send in their Peabody share certificates. Peabody stockholders will automatically receive their shares of Patriot common stock when the spin-off is effected.

Q:	Are there risks to owning Patriot common stock?

A:	Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from Peabody presents risks relating to our becoming a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See “Risk Factors” beginning on page 11.

Q:	What are the U.S. federal income tax consequences of the spin-off to Peabody stockholders?

A:	Based on the letter ruling that Peabody expects to receive from the Internal Revenue Service (IRS), Peabody stockholders will not recognize gain or loss on the receipt of shares of Patriot common stock in the spin-off. Peabody stockholders will apportion their tax basis in Peabody common stock between such

Peabody common stock and Patriot common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. A Peabody stockholder’s holding period for Patriot common stock received in the spin-off will include the period for which that stockholder’s Peabody common stock was held. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 29. You should consult your own tax advisor as to the particular consequences of the spin-off to you.

Q:	What if I want to sell my Peabody common stock or my Patriot common stock?

A:	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. Peabody does not make any recommendations on the purchase, retention or sale of shares of Peabody common stock or Patriot common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Peabody common stock or your Patriot common stock after it is distributed, or both.

Q:	Where will I be able to trade shares of Patriot common stock?

A:	There is not currently a public market for our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “PCX”. We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and before the distribution date, and “regular way” trading will begin on the first trading day following the distribution date. If trading does begin on a “when issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Do you intend to pay dividends on your common stock?

A:	We do not anticipate that we will pay cash dividends on our common stock in the near term following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant. See “Dividend Policy” on page 32 for additional information on our dividend policy following the spin-off.

Q:	Where can Peabody stockholders get more information?

A:	Before the distribution, if you have any questions relating to the distribution, you should contact:

Peabody Energy Corporation Investor Relations 701 Market Street St. Louis, Missouri 63101 (314) 342-7900

After the distribution, if you have any questions relating to our common stock, you should contact:

Patriot Coal Corporation Investor Relations 701 Market Street St. Louis, Missouri 63101 (314) 342-7900

Q:	Who will be the distribution agent for the spin-off?

A:	The American Stock Transfer & Trust Company will be the distribution agent for the spin-off. The distribution agent can be contacted at:

59 Maiden Lane New York, New York 10038 Telephone: 1-866-621-2789 for residents of the U.S. or Canada 1-718-921-8346 for residents outside the U.S. and Canada

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EXECUTIVE SUMMARY

We are a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. We are also a leading U.S. producer of metallurgical quality coal. We and our predecessor companies have operated in these regions for more than 50 years. In 2006, we sold 24.3 million tons of coal, including 77% for electricity generation and 23% for steel production. We control approximately 1.4 billion tons of proven and probable coal reserves. Our reserve base includes premium coking coal and medium and high-Btu steam coal, with low, medium and high sulfur content. We believe we are well positioned to meet customers’ increasing demand for various products, given the diverse coal qualities available in our reserve base.

Our operations consist of eight company-operated mines, two joint venture mines and numerous contractor-operated mines serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. We own a 30.0% interest in Dominion Terminal Associates, which operates a coal transloading terminal at Newport News, Virginia. We ship coal to electric utilities, industrial users and metallurgical coal customers via Patriot-controlled loading facilities and multiple rail and river transportation routes.

Our mining operations and coal reserves are as follows:

•	Appalachia. In southern West Virginia, we have three company-operated mines, two joint venture mines and numerous contractor-operated mines, serviced by four coal preparation plants. These operations and related infrastructure are located in Boone and Kanawha counties. In northern West Virginia, we have one company-operated mine, serviced by a preparation plant and related infrastructure. These operations are located in Monongalia County. We sold 15.3 million tons of coal in 2006 and control 555 million tons of reserves in Appalachia, of which 188 million tons are assigned to current operations.

•	Illinois Basin. In the Illinois Basin, we have four company-operated mines, serviced by three preparation plants. These operations and related infrastructure are located in Union and Henderson counties in western Kentucky. We sold 9.0 million tons of coal in 2006 and control 866 million tons of reserves in the Illinois Basin, of which 137 million tons are assigned to current operations.

In 2006, we generated $1.15 billion of revenues, incurred a net loss of $10.2 million and generated $122.9 million of Adjusted EBITDA. In connection with the spin-off, Peabody has agreed to pay certain of our retiree healthcare liabilities. Peabody has also agreed to increase the price paid to us under a major existing coal sales agreement to be more reflective of anticipated long-term market pricing for similar quality coal. On a pro forma basis, giving effect to the spin-off and these and other related transactions as if they had occurred on January 1, 2006, we generated $1.18 billion of revenues, $77.4 million of net income and $217.7 million of Adjusted EBITDA in 2006. Our

2006 results included $78.6 million of net gain on disposal of assets. For a discussion of the calculation of Adjusted EBITDA, see page 10.

Our Strengths

We believe the following competitive strengths position us for continued operating success and profitability:

•	We have a large and attractively located reserve base. We control 1.4 billion tons of reserves, making us one of the largest reserve holders in Appalachia and a major reserve holder in the Illinois Basin, based on publicly available information. Our reserves are located within a 500 mile radius of the majority of U.S. electricity generating plants and steel producers. We believe our location and scale position us as an attractive supplier to existing and new coal-fueled power plants.

•	We are a leading U.S. producer of metallurgical coal. In 2006, we sold 5.6 million tons of metallurgical coal, or 23% of our total coal sales volume, to steel mills and independent coke producers. Approximately 30% of our metallurgical coal volume was sold to international customers, primarily in Europe and Brazil. In recent years, metallurgical coal has commanded a premium price to steam coal. This premium is principally due to (i) metallurgical coal’s value as a raw material in the steelmaking process and (ii) the limited availability of coal reserves and production with the specifications needed to produce steelmaking coke.

•	We believe our diversified product line and sourcing capabilities make us an attractive supplier to utility customers. We produce medium and high-Btu coal, with low, medium and high sulfur content, from our operations in Appalachia and the Illinois Basin. We believe this product diversification positions us as an attractive supplier to utility customers with installed sulfur dioxide emissions control devices (scrubbers), as well as utilities that will continue to use lower sulfur coal as part of their means to meet emission standards. We utilize our large scale preparation plants to blend coal produced at our mines, as well as coal produced at contractor-operated mines and coal purchased from third parties. We have the ability to ship coal to our customers by rail, barge or truck as they require. Through our diverse sourcing alternatives, blending capabilities and transportation options, we are able to offer multiple delivered cost alternatives to our customers.

•	We are well positioned to be a consolidator in Central Appalachia. Our reserves and operations in Central Appalachia are contiguous or in close proximity to numerous small- and medium-sized operators. The breadth of our reserves creates opportunities for growth through acquisitions, reserve transactions and joint ventures involving those operators who seek to monetize their holdings. We believe our ability to take advantage of these opportunities is supported by: (i) our scale and our ability as a public company to access capital markets; (ii) the location of our current reserve holdings; (iii) our long history of operations in all coal market conditions; and (iv) our strong management team and its extensive acquisition and joint venture experience obtained with the industry’s leading company.

•	We have a well-trained, experienced and dedicated work force. We employ well-trained, experienced miners whose tenure averages 18 years with our company. Approximately 61% of our employees as of December 31, 2006 at company operations were members of the United Mine Workers of America (UMWA), most of whom are employed under a recently signed five-year labor contract. As a critical component to recruit and retain a talented workforce, we operate a dedicated training center to educate new employees and our existing workforce in safety, current mining techniques, equipment operation and maintenance. We operate both union and non-union mines and we have a track record of good cooperation with our employees.

•	Our management team has a proven track record of success with the U.S. coal industry’s most successful coal company. The seven members of our executive management team have a combined 134 years of experience in the mining industry. All key members of management originated from our previous parent company, Peabody, and inherited Peabody’s best practices in the areas of safety, operations, reclamation and sales. Members of our management team have completed numerous value-

enhancing acquisition, joint venture and divestiture transactions during their tenure with Peabody. We will endeavor to build on our management team’s strong track record in these areas to create value for our stockholders.

Our Strategy

Our principal objective is to enhance stockholder value. Our management team will make sound and timely decisions on operational and commercial matters consistent with our short and long-term strategies to create value. Our three core strategies are to:

Maintain and enhance operational performance.  We intend to maintain and enhance our operational performance through a continued emphasis on safety, productivity, cost management and environmental stewardship.

•	Safety. Safety is our highest operational priority and the cornerstone of our relationship with all employees. Our average incidence rate has improved nearly 40% in the last five years, and we intend to continue employing best practices in emergency preparedness, communications, training, and behavior to drive world-class safety performance. We have received 16 awards for safety since 2000, five of them in 2006. Our focus on safety has resulted in 2005 and 2006 being the safest years on record for our operations.

•	Productivity and cost management. We intend to develop strong and focused underground and surface engineering capabilities to optimize planning and capital deployment, proactively driving sustainable cost control and continuous improvements in all aspects of the production process. We plan to meet production and cost targets by utilizing a combination of our experienced, productive workforce, process improvement initiatives and state-of-the-art equipment. We also will seek to enhance productivity and lower costs by working closely with suppliers and equipment manufacturers to develop new technologies to extract and process coal.

•	Environmental stewardship. We will continue to be good stewards of the land on which we operate. We believe our operations and their surrounding communities will benefit from our responsible, effective environmental practices. We intend to build on our track record of success that has resulted in 14 awards for reclamation excellence and outstanding stewardship received since 2000.

Maximize customer satisfaction.  We will seek to maximize customer satisfaction by taking advantage of our diverse production and sourcing capabilities.

•	Sourcing flexibility. We intend to utilize our production capabilities and efficient preparation facilities to process a diverse range of steam and metallurgical coal products to satisfy our customers’ needs. Our multiple coal qualities, blending capabilities and transportation alternatives enhance our ability to reliably deliver product on time, within specifications and at competitive delivered costs.

•	Innovative contracting techniques. We will work closely with our customers to employ innovative coal supply arrangements to address physical, financial and commercial needs of both parties.

•	Coal brokerage. As another means to meet certain customer requirements, we intend to use our sales contract portfolio, market presence, coal handling facilities and transportation flexibility to expand purchase and resale of third-party coal.

Pursue value-enhancing growth opportunities.  We intend to pursue growth opportunities through an opportunistic acquisition strategy, as well as through organic growth.

•	Acquisitions, reserve transactions and joint ventures. We intend to pursue value-enhancing acquisition, reserve transaction and joint venture opportunities. Coal production in Central Appalachia is highly fragmented. Our reserves and operations are contiguous or in close proximity to numerous small- and medium-sized operators. We believe a number of these operators are likely to consider monetizing their holdings, creating acquisition and joint venture opportunities for us.

•	Organic growth. We will evaluate opportunities to exploit previously untapped reserves through increased production from our large and diverse reserve base in Appalachia and the Illinois Basin. We will target surface and underground opportunities in close proximity to our existing preparation facilities where we believe we can generate appropriate profitability and return on capital to add stockholder value.

Risks Related to Our Business and Strategy

Our business and our ability to execute our strategy is subject to numerous risks. We have not previously operated as an independent company. Our profitability could decline due to changes in coal prices or coal consumption patterns, as well as unanticipated mine operating conditions, loss of customers, changes in the ability to access our coal reserves and other factors not within our control. We operate in a heavily regulated industry, which imposes significant actual and potential costs on us. Future regulations applicable to us could increase our costs or limit our ability to produce coal. Future regulations applicable to our customers could adversely affect the demand for coal. For additional risks relating to our business or this offering, see “Risk Factors” beginning on page 11.

The Industry

Coal is one of the world’s most abundant, efficient and affordable natural resources whose primary use is fuel for electricity generation. In the United States, coal has consistently comprised 50% or more of the electricity generation fuel mix since 1980. Between 1990 and 2005, U.S. coal consumption increased 25% to 1.1 billion tons, driven by increased electricity demand. The Energy Information Administration (EIA) projects that annual coal consumption will increase by 57% between 2005 and 2030, to 1.8 billion tons per year, even as electricity generators are required to reduce their levels of emissions under current regulations.

Coal is the dominant fuel for electricity generation because of its relative low cost and availability throughout the United States. Fuel is the largest variable cost component involved in electricity generation. EIA estimates relative delivered cost of oil, natural gas and coal as $7.92 per million Btu, $6.82 per million Btu and $1.70 per million Btu, respectively, during 2006.

Growth Outlook.  We believe growth in the demand for coal will be driven by several factors:

•	Near-term growth through increased utilization of existing coal-fueled electricity generating facilities and increased global steel production;

•	Mid-term growth via construction of new coal-fueled generating facilities; and

•	Long-term growth through the commercialization of coal conversion technologies.

Market Prices.  Steam coal prices were essentially flat between 1995 and 2000. As long-term contracts for many producers began to expire in 2000 and beyond, new contracts reflecting then-current market demand and operating conditions were put in their place. Coal prices increased significantly between 2000 and 2006 in the regions where we operate. Concurrent with the improving fundamentals for steam coal, demand for metallurgical coal also grew, drawing coal with metallurgical qualities away from steam coal markets and back to metallurgical markets. During 2006, mild weather conditions experienced across the United States led to reduced electricity demand and higher coal inventory levels, resulting in a decline in spot steam coal prices. U.S. electricity generation through April 2007 has increased 4.0% versus the same period in 2006. During the first four months of 2007, coal production in Appalachia declined by 8% versus the same period in 2006. These factors have led to recent price increases for steam coal.

Historical Steam Coal Prices for Selected Regions.  The following table shows the price (in dollars) per ton for selected steam coal traded products in the eastern United States between January 2, 2002 and May 7, 2007.

Historical Steam Coal Prices for Selected Products
Over-the-Counter Prices for Future Year Delivery
January 2, 2002 through May 7, 2007

Production Costs.  In recent years, coal producers have faced increasingly difficult geological conditions, particularly in Appalachia, where underground operations are in many cases mining thinner coal seams than in the past. Surface operations are typically mining reserves with higher overburden-to-coal ratios than in the past, similarly adding to production costs. These geological factors, coupled with increased costs of labor, materials and supplies, capital equipment and compliance with safety and environmental regulations, have led to a major rise in production costs for many eastern U.S. producers. These rising costs contributed to recent decisions by certain producers to suspend or close marginal operations.

Air Quality Standards.  Between 1990 and 2005, permitted levels of emissions of sulfur dioxide and nitrogen oxide were reduced 32% and 53%, respectively. Coal-fueled electric power generators are currently required to comply with emissions requirements through the use of lower sulfur coal, either exclusively or by blending with higher sulfur coal, the installation of pollution control devices to reduce emissions from higher sulfur coal, the purchase or trade of emission credits or the reduction of electricity generating levels. The 2005 Clean Air Interstate Rule (CAIR) will further lower sulfur dioxide emission levels in 2010, and again in 2015. Nitrogen oxide emission levels will be reduced in 2009 and 2015. The Clean Air Mercury Rule (CAMR), issued by the U.S. Environmental Protection Agency (EPA) in March 2005, imposes requirements to reduce mercury emission levels by 2010 and 2018. These new standards are expected to result in broader installation of pollution control devices, which will further expand markets for higher sulfur coal products.

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. Please see “The Spin-Off” beginning on page 27 for a more detailed description of the matters described below.

Distributing company	Peabody Energy Corporation, a Delaware corporation

Distributed company	Patriot Coal Corporation, a Delaware corporation and an existing subsidiary of Peabody with principal executive offices at 701 Market Street, St. Louis, Missouri, 63101.

Distribution ratio	Each holder of Peabody common stock will receive a dividend of one share of Patriot common stock for every ten shares of Peabody common stock held on the record date.

Securities to be distributed	Approximately 26,500,000 shares of Patriot common stock and accompanying preferred share purchase rights, which will constitute all of the outstanding shares of Patriot common stock immediately after the spin-off.

Record date	The record date is the close of business on , 2007. In order to be entitled to receive shares of Patriot common stock in the spin-off, holders of shares of Peabody common stock must be stockholders as of the close of business on the record date.

Distribution date	The distribution date will be on or about , 2007.

Relationship between Patriot and Peabody after the spin-off	Following the spin-off, Peabody and Patriot each will be an independent, publicly-traded company. However, we will enter into agreements with Peabody that will facilitate our transition into an independent, publicly-traded company. For example, Peabody will continue to provide certain administrative services for an agreed number of months following the spin-off. We will continue to supply coal to Peabody and its affiliates on a contract basis, so they can meet their commitments under pre-existing customer agreements sourced from our operations. We will sublease from Peabody certain mining equipment currently used in our operations. Peabody will assume certain retiree healthcare liabilities pursuant to liability assumption agreements. Patriot will administer the retiree healthcare benefits assumed by Peabody pursuant to an administrative services agreement. For additional information regarding our relationship with Peabody after the spin-off, see “Our Relationship with Peabody After the Spin-Off” beginning on page 96.

Description of our credit facility	We anticipate entering into one or more credit facilities, including a revolving credit facility, in order to provide for our working capital requirements to support letters of credit and for other general corporate requirements, including the financing of acquisitions. We expect that our credit facilities will be utilized to replace certain Peabody letters of credit and surety bonds currently in place with respect to Patriot obligations. We currently estimate that this initial usage will be approximately $300 million.

We expect that our credit agreement will be secured by a first lien on our assets, including, but not limited to, property, plant, equipment and mine development, and accounts receivables. We expect that the terms of the new credit facilities will contain certain customary financial covenants and events of default which generally give the banks the right to accelerate payments of outstanding debt.

Please see “Description of Indebtedness” beginning on page 112 for a more detailed description of the expected terms of our credit agreement.

Dividend policy	We do not anticipate that we will pay cash dividends on our common stock in the near term following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant.

Payment of intercompany indebtedness	All intercompany debt between Peabody and Patriot will be settled prior to the completion of the spin-off and there will be no continuing intercompany debt thereafter.

Anti-takeover provisions	Provisions of the Delaware General Corporation Law and certain provisions of our certificate of incorporation and by-laws, including our staggered Board of Directors composed of three classes, may have the effect of discouraging, delaying or preventing a change of control of Patriot not approved by our Board. Such provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Patriot, although such proposals, if made, might be considered desirable by a majority of our stockholders. Such provisions could further have the effect of making it more difficult for third parties to cause the replacement of our Board.

In connection with the spin-off, we will adopt a stockholder rights plan which also could have the effect of discouraging, delaying or preventing a change of control of Patriot not approved by our Board. Certain provisions of the tax separation agreement to be entered into between Peabody and Patriot that are intended to preserve the tax-free nature of the spin-off may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Patriot. See “Our Relationship with Peabody After the Spin-Off — Tax Separation Agreement” and “Description of Our Capital Stock” beginning on pages 100 and 106, respectively.

Corporate Information and Structure

Pursuant to the spin-off, we will be separated from Peabody and become a separate publicly-traded company. The spin-off and our resulting separation from Peabody involve the following steps:

•	Before our separation from Peabody, we will enter into a Separation Agreement, Plan of Reorganization and Distribution (Separation Agreement) and several ancillary agreements with Peabody to effect the separation and provide a framework for our relationship with Peabody after the spin-off. These agreements will provide for the allocation between us and Peabody of the assets, liabilities and obligations currently owned by Peabody (including retiree healthcare, pension obligations, workers’ compensation and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Peabody. Other ancillary agreements will provide for, among other things, the sale of our coal to Peabody, the sublease from Peabody of certain mining equipment currently used in our operations, the granting of a software license to us and cooperation on certain litigation matters. For more information on these agreements, see “Our Relationship with Peabody After the Spin-Off” beginning on page 96.

•	In addition, before the separation, our Board of Directors and Peabody, as our sole stockholder, will adopt certain benefit plans and approve various actions related to the spin-off as described in this information statement. We will not assume Peabody’s obligations under its current defined benefit pension plan applicable to our employees.

•	The Securities and Exchange Commission, or the SEC, will declare effective under the Securities Exchange Act of 1934, as amended (Exchange Act), the registration statement of which this information statement is a part, and Peabody will mail this information statement to its stockholders.

•	On or prior to the distribution date, Peabody will have received a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code (Code). On or prior to the distribution date, Peabody will receive an opinion of Ernst & Young LLP as to the satisfaction of certain required qualifying conditions for the application of Section 355 to the spin-off. Also on or prior to the distribution date, certain assets related to our business will be transferred from Peabody to us or our relevant subsidiaries via a series of distributions among various Peabody subsidiaries, Peabody will assume certain retiree healthcare liabilities related to our business and Peabody will distribute 100% of the shares of our common stock pro rata to all of its stockholders of record as of the record date.

•	Following the separation, we will operate as a separate publicly-traded company and we expect that our common stock will begin trading on the NYSE on a regular way basis under the symbol “PCX” on the first trading day following the distribution date.

For a further explanation of the spin-off, see “The Spin-Off” beginning on page 27.

Summary Combined Financial Data

The following tables set forth our summary combined financial data. The summary income statement and statement of cash flow data for each of the three years in the period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited combined financial statements included elsewhere in this information statement, which have been prepared in accordance with generally accepted accounting principles in the United States.

The following table also presents our summary unaudited pro forma combined financial information, which has been derived from our unaudited pro forma combined financial information included elsewhere in this information statement. Our unaudited pro forma combined financial statements have been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, as if those transactions had been completed at earlier dates:

•	the distribution of our common stock to the stockholders of Peabody;

•	the transfer of certain assets related to our business from Peabody to us;

•	the entry by Peabody and us into certain coal supply arrangements, including the adjustment of a major existing coal sales agreement to increase the price paid to us thereunder to be more reflective of anticipated long-term market pricing for similar quality coal;

•	the estimated impact of the spin-off on selling and administrative expenses related to our business; and

•	the agreement by Peabody to pay certain retiree healthcare liabilities related to our business, estimated at $627.4 million as of December 31, 2006.

The adjustments to record retiree healthcare liabilities to be paid by Peabody are reflected in the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2006 as a decrease in accumulated postretirement benefit obligations of $363.9 million and an increase in other assets of $263.5 million.

The unaudited pro forma combined financial data presented as of and for the year ended December 31, 2006 are derived from our audited combined financial statements for the year ended December 31, 2006. The unaudited pro forma income statement data for the year ended December 31, 2006 assumes the items listed above occurred as of January 1, 2006. A more complete explanation can be found in our unaudited pro forma combined financial statements included elsewhere in this information statement.

You should read the summary and unaudited pro forma combined financial information in conjunction with our audited combined financial statements and the notes to the audited combined financial statements. You should also read the sections “Selected Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary unaudited pro forma combined financial information is qualified by reference to these sections, the audited combined financial statements and the notes to the audited combined financial statements that are included elsewhere in this information statement.

The combined financial information and unaudited pro forma combined financial information are not necessarily indicative of results to be expected from any future period and do not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented.

	Year Ended December 31,
				2006
	2004	2005	2006	Pro Forma
	(Dollars in thousands, except per share data)
				(Unaudited)

Results of Operations:
Total revenues	$818,320	$980,017	$1,152,324	$1,183,655
Net operating expenses(1)	876,077	942,544	1,140,865	1,077,342
Operating profit (loss)	(57,757)	37,473	11,459	106,313
Net income (loss)	(70,956)	28,499	(10,201)	77,362
Unaudited pro forma basic and diluted net earnings (loss) per common share	$(2.85)	$1.09	$(0.39)	$2.92

(1)	Includes operating costs and expenses, depreciation, depletion and amortization, asset retirement obligation expense, selling and administrative expenses, income (loss) from equity affiliates and net gain on disposal or exchange of assets.

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(64,626)	$15,943	$(15,411)
Investing activities	58,271	(27,649)	(3,337)
Financing activities	6,985	11,459	18,627
Additions to property, plant, equipment and mine development	36,780	96,806	80,224
Acquisitions, net	2,490	—	44,538
Past mining obligations	179,299	154,479	150,672

	As of December 31,
			2006
	2005	2006	Pro Forma
	(Dollars in thousands)
			(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$519	$398	$49,445
Total current assets	215,857	179,237	233,373
Property, plant, equipment and mine development, net	788,120	909,196	953,996
Total assets	1,139,940	1,209,229	1,545,052
Total current liabilities	203,032	217,023	184,363
Long-term debt	11,459	20,722	20,722
Total liabilities	1,532,556	1,873,476	1,447,603
Total invested capital (deficit)	(392,616)	(680,400)	81,296
Total liabilities and invested capital (deficit)	1,139,940	1,209,229	1,545,052

	Year Ended December 31,
				2006
	2004	2005	2006	Pro Forma
		(Dollars in thousands)

Other Financial and Operating Data (unaudited):
Adjusted EBITDA(1)	$32,696	$119,628	$122,855	$217,709
Tons sold	24.6	23.8	24.3	24.3

(1)	Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense, depreciation, depletion and amortization and cumulative effect of accounting changes. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

	Year Ended December 31,
				2006
	2004	2005	2006	Pro Forma
	(Dollars in thousands)

Adjusted EBITDA is calculated as follows (unaudited):
Net income (loss)	$(70,956)	$28,499	$(10,201)	$77,362
Depreciation, depletion and amortization	63,191	66,583	87,069	87,069
Asset retirement obligation expense	27,262	15,572	24,327	24,327
Interest expense	13,842	10,527	11,908	12,503
Interest income	(918)	(1,553)	(1,417)	(1,417)
Income tax provision	—	—	—	6,696
Minority interests	275	—	11,169	11,169

Adjusted EBITDA	$32,696	$119,628	$122,855	$217,709

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risk Factors Relating to the Spin-Off

Our historical and pro forma financial information may not be indicative of our future results as an independent company.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our pro forma financial information included in this information statement. However, our assumptions may not prove to be accurate and, accordingly, our pro forma information should not be assumed to be indicative of what our results of operations, cash flows or financial condition actually would have been as a stand-alone public company nor to be a reliable indicator of what our results of operations, cash flows and financial condition actually may be in the future.

For additional information about the past financial performance of our business and the basis of the presentation of the historical combined financial statements, see “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the accompanying notes included elsewhere in this information statement.

You and Peabody could be subject to material amounts of taxes if the spin-off is determined to be a taxable transaction.

Peabody expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter.

In addition, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, in addition to obtaining the ruling from the IRS, Peabody expects to obtain an opinion from Ernst & Young LLP as to the satisfaction of these required qualifying conditions for the application of Section 355 to the spin-off. Ernst & Young LLP’s tax opinion is not binding on the IRS or the courts. The Ernst & Young LLP opinion will be based on, among other things, current law and assumptions and representations as to the factual matters made by Peabody, which if incorrect in certain material respects, would jeopardize the conclusions reached by Ernst & Young LLP in its opinion.

If, notwithstanding the letter ruling and opinion, the spin-off is determined to be a taxable transaction, you and Peabody could be subject to material amounts of taxes. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 29.

Patriot could be liable to Peabody for adverse tax consequences resulting from certain change in control transactions and therefore could be prevented from engaging in strategic or capital raising transactions.

Peabody could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Peabody or Patriot. Under the Code, any acquisitions of Peabody or Patriot within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Regulations issued by the IRS, however, provide mitigating rules in many circumstances. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of Patriot common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax separation agreement precludes Patriot from engaging in some of these transactions unless Patriot first obtains a tax opinion acceptable to Peabody or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax separation agreement further requires Patriot to indemnify Peabody for any resulting taxes regardless of whether Patriot first obtains such opinion or ruling. As a result, Patriot may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to Patriot.

The agreements that we have entered into or will enter into with Peabody may involve, or may appear to involve, conflicts of interest.

Because the spin-off involves the separation of Peabody’s existing businesses into two independent companies, we are entering into certain agreements with Peabody to provide a framework for our initial relationship with Peabody following the spin-off. We have negotiated these agreements with Peabody while we were still a wholly-owned subsidiary of Peabody. Accordingly, the persons who are expected to become our officers and some of our director nominees are employees, officers or directors of Peabody or its subsidiaries, and, as such, have an obligation to serve the interests of Peabody and its subsidiaries. As a result, they could be viewed as having a conflict of interest.

Our operations may depend on the availability of additional financing and, after the spin-off, we will not be able to obtain financing from Peabody. We may not have access to funds under our new credit facilities.

Following the spin-off, we expect to have sufficient liquidity to support the development of our business. In the future, however, we may require additional financing for liquidity, capital requirements and growth initiatives. After the spin-off, Peabody will not provide funds to us. Accordingly, we will depend on our ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by Peabody. In addition, future events may prevent us from borrowing funds under our new revolving credit facility. Any inability by us to obtain financing in the future on favorable terms could have a negative effect on our results of operations, cash flows and financial condition.

We have not operated as an independent company, and we may experience increased costs after the spin-off or as a result of the spin-off which could decrease our overall profitability.

Our business has been operated as a part of Peabody’s eastern business segment, and Peabody performed a number of corporate functions for our operations. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. Following the spin-off, Peabody will provide support to us, including services related to information technology, purchasing and materials management, accounting services, payroll, human resources, engineering, geology, land management and environmental services. We will need to replicate such services as soon as practical, but in no event later than twelve months following our spin-off from Peabody. In addition, there may be an operational impact on our business as a result of the time of our management and other employees and internal resources that will need to be dedicated to building these capabilities following the spin-off that otherwise would be available for other business initiatives and opportunities. When we begin to operate these functions independently, if we have not developed adequate systems and business functions of our own, or have not obtained them from other providers, we may not be able to operate our company effectively and our profitability may decline.

Risk Factors Relating to Our Business

A decline in coal prices could reduce our revenues and the value of our coal reserves.

Our results of operations are dependent upon the prices we charge for our coal as well as our ability to maximize productivity and control costs. Any material decrease in demand would cause coal prices to decline and require us to decrease costs in order to maintain our margins or both. Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to fund our existing operations and obligations, improve our productivity and reinvest in our business. The prices we receive for coal depend upon numerous factors beyond our control, including:

•	Coal and power market conditions;

•	Weather patterns affecting energy demand;

•	Competition in our industry;

•	Availability and costs of competing energy resources;

•	Worldwide economic and political conditions;

•	Economic strength and political stability of countries in which we have operations or serve customers;

•	The outcome of commercial negotiations involving sales contracts or other transactions;

•	Customer performance and credit risk;

•	Availability and costs of transportation;

•	Our ability to respond to changing customer preferences;

•	Reductions of purchases by major customers; and

•	Legislative and regulatory developments, including new environmental regulations affecting the use of coal, including mercury and carbon dioxide-related limitations.

As our coal supply agreements expire, our revenues and operating profits could suffer if we are unable to renew our agreements or find alternate buyers willing to purchase our coal on comparable terms to those in our contracts.

Most of our sales are made under coal supply agreements through pre-existing customer relationships held by various Peabody subsidiaries, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2006, approximately 85% of our sales volume was sold under coal supply agreements with terms of one year or more. As of December 31, 2006, these coal supply agreements covered more than 95 million tons of commitments and had remaining terms of up to 11 years and an average volume-weighted remaining term of approximately 4.5 years.

Coal produced by our operations is principally sold to various Peabody subsidiaries pursuant to intercompany agreements. These subsidiaries then market and sell the coal to utilities and other customers pursuant to their own coal supply agreements. Following the spin-off, we will continue to supply coal to such Peabody subsidiaries on a contract basis, so they can meet their commitments under pre-existing customer agreements sourced from our operations. As these coal supply agreements expire, we may compete with Peabody and other coal suppliers to obtain the business of the customers who were previously obtaining their coal from Peabody affiliates. If we cannot renew such coal supply agreements directly with customers or find alternate customers willing to purchase our coal on comparable terms to those in the expired contracts, our revenues and operating profits could suffer.

Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation or deflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature in the case of steam coal. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment, price reopener and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. Market prices for coal vary by mining region. As a result, we cannot predict the future strength of the coal market overall or by mining region and cannot provide assurance that we will be able to replace existing coal supply agreements at the same prices or with similar profit margins when they expire.

Following the spin-off, we will derive a substantial portion of our revenues from Peabody subsidiaries, and any material failure by these subsidiaries to make payments for coal sales would adversely affect our revenues.

Immediately after the spin-off, we will derive most of our revenues from the sale of coal to certain Peabody subsidiaries, who will then sell the coal to our ultimate customers. Furthermore, sales to Peabody are expected to constitute the majority of our revenues through 2008, before a majority of our current coal supply agreements expire. Any material failure by Peabody subsidiaries to make payments for coal sales would adversely affect our revenues and our ability to service any debt obligations that we incur in the future.

The loss of, or significant reduction in, purchases by parties to existing coal supply agreements sourced from our operations could adversely affect our revenues.

For the year ended December 31, 2006, we derived 47% of our total coal revenues from sales to our five largest ultimate customers pursuant to coal supply agreements expiring at various times through 2017. Although these customers currently have contracts with Peabody to purchase coal sourced from our operations, we will attempt to renew these agreements directly with the end customers when they expire. Our negotiations may not be successful and those customers may not continue to purchase coal from us. If a number of these customers significantly reduce their purchases of coal from us, or if we are unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our results of operations, cash flows and financial condition could suffer materially.

Any change in coal consumption patterns by steel producers or North American electric power generators resulting in a decrease in the use of coal by those consumers could result in lower prices for our coal, which would reduce our revenues and adversely impact our earnings and the value of our coal reserves.

Steam coal accounted for approximately 77% and 78% of our coal sales volume during 2006 and 2005, respectively. Substantially all of our sales of steam coal for 2006 and 2005 were to U.S. electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2005, according to EIA. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments, and environmental and other governmental regulations. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal-fueled generation, and building more non-coal power sources in the future. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that we mine and sell, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand. Accordingly, significant changes in weather patterns could reduce the demand for our coal.

Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial plants during evening and nighttime periods. In the past, economic slowdowns have significantly reduced the growth of electrical demand and, in some locations, resulted in contraction of demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.

We produce metallurgical coal that is used in both the United States and foreign steel industries. Metallurgical coal accounted for approximately 23% and 22% of our coal sales volume during 2006 and 2005, respectively. Any deterioration in global steel demand or in the steel industry would reduce the demand for our metallurgical coal and could impact the collectibility of our accounts receivable from steel industry customers. In addition, the steel industry increasingly relies on electric arc furnaces or pulverized coal processes to make steel. These processes do not use furnace coke, an intermediate product produced from metallurgical coal. Therefore, all growth in future steel production may not represent increased demand for metallurgical coal. If the demand or pricing for metallurgical coal decreases in the future, the amount of metallurgical coal we sell and prices that we receive for it could decrease, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

A decrease in our production of metallurgical coal could decrease our anticipated profitability.

We have annual capacity to produce approximately five to seven million tons of metallurgical coal. Our margins from these sales have increased significantly since 2004 and represent a large percentage of our overall revenues and profits. To the extent we experience either production or transportation difficulties that impair our ability to ship metallurgical coal at anticipated levels, our profitability will be reduced.

The majority of our metallurgical coal production is priced annually. As a result, a decrease in near term metallurgical coal prices could decrease our profitability.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with us could reduce our profitability.

Within our normal mining operations, we utilize third party sources for some coal production, including contract miners, to fulfill deliveries under our coal supply agreements. Approximately 17% of our 2006 total sales volume was attributable to contractor-operated mines. Certain of our contractor-operated mines have experienced adverse geologic mining conditions, escalated operating costs and/or financial difficulties that have made their delivery of coal to us at the contracted price difficult or uncertain. Our profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including:

•	the availability and reliability of the third-party supply;

•	the price and financial viability of the third-party supply;

•	our obligation to supply coal to customers in the event that adverse geologic mining conditions restrict deliveries from our suppliers;

•	our willingness to participate in temporary cost increases experienced by third-party coal suppliers;

•	our ability to pass on temporary cost increases to customers; and

•	our ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market, and other factors.

Inaccuracies in our estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

We base our reserves information on engineering, economic and geological data previously assembled and analyzed by Peabody’s staff, which includes various engineers and geologists, and which is periodically reviewed by an outside firm. The reserves estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

•	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

•	historical production from the area compared with production from other similar producing areas; and

•	the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates, thus, may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. Similarly, increases in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Recently, the coal industry experienced lower demand as electricity usage was at lower than historic growth levels, primarily driven by weather patterns. According to EIA, as of December 2006 total coal inventories of utilities were approximately 140 million tons, 15% above the average for the five years then ended.

Coal with lower delivered production costs shipped east from western coal mines and from offshore sources has resulted in increased competition for coal sales in regions historically sourced from Appalachian producers. In addition, coal companies with larger mines that utilize the longwall mining method typically have lower mine operating costs than certain of our mines that do not use the longwall mining method. As a result, such coal companies may be able to compete more effectively on price. This competition could result in a decrease in our market share in this region and a decrease in our revenues.

We could be negatively affected if we fail to maintain satisfactory labor relations.

As of December 31, 2006, we had approximately 2,500 employees. Approximately 61% of our employees as of December 31, 2006 at company operations were represented by the UMWA, and these operations generated approximately 47% of our 2006 sales volume. Relations with our employees and, where applicable, organized labor are important to our success. The labor contract for most of our represented employees was recently renegotiated and will expire on December 31, 2011. We operate a mine in western Kentucky with a separate UMWA contract covering approximately 350 employees that expires on December 31, 2007.

Due to the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our competitors who operate without union labor may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations or those of third party contract miners were to become organized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs.

A shortage of skilled labor and qualified managers in our operating regions could pose a risk to achieving improved labor productivity and competitive costs and could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers with mining experience and proficiency as well as qualified managers and supervisors. In recent years, a shortage of experienced coal miners and managers in Appalachia and the Illinois Basin has at times negatively impacted our production levels and increased our costs. If the shortage of experienced labor continues or worsens, it could have an adverse impact on our productivity and costs and our ability to expand production in the event there is an increase in the demand for our coal, which could adversely affect our profitability.

A decrease in the availability or increase in costs of key supplies, capital equipment or commodities could decrease our anticipated profitability.

Our purchases of some items of underground mining equipment are concentrated with one principal supplier. Further, our mining operations require a reliable supply of steel-related products (including roof control), replacement parts, belting products, and lubricants. If the cost of any of these inputs increased significantly, or if a source for such mining equipment or supplies were unavailable to meet our replacement demands, our profitability could be reduced from our current expectations. Industry-wide demand growth has exceeded supply growth for certain underground mining equipment, surface and other capital equipment. As a result, lead times for some items have increased significantly.

Our coal mining production and delivery are subject to conditions and events beyond our control, which could result in higher operating expenses and/or decreased production and sales and adversely affect our operating results.

Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. The level of our production at these mines is subject to operating conditions and events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that coal producers have experienced in the past include:

•	changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

•	mining and processing equipment failures and unexpected maintenance problems;

•	adverse weather and natural disasters, such as snowstorms, heavy rains and flooding;

•	strikes and other labor-related interruptions;

•	delays and difficulties in acquiring, maintaining or renewing necessary permits, mining rights or surface rights;

•	suspension of mining permits;

•	limited availability of mining and processing equipment and parts from suppliers;

•	interruptions due to transportation delays;

•	accidental mine water inflows;

•	the unavailability of skilled labor and qualified managers; and

•	unexpected mine safety accidents, including fires and explosions from methane and other sources.

If any of these conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining and delay or halt production at particular mines or sales to our customers either permanently or for varying lengths of time, which could adversely affect our results of operations, cash flows and financial condition. There can be no assurance that these risks would be fully covered by our insurance policies.

In addition, the geological characteristics of underground coal reserves in Appalachia and the Illinois Basin, such as rock intrusions, overmining, undermining and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be mineable at costs comparable to those characteristic of the depleting mines. These factors could materially adversely affect the mining operations and the cost structures of, and customers’ willingness to purchase coal produced by, our mines in Appalachia and the Illinois Basin.

Defects in title of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

We conduct a significant part of our mining operations on properties that we lease. Title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained. Our right to mine some of our reserves may be materially adversely affected by defects in title or boundaries. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs, which could adversely affect our profitability.

Our future success depends upon our ability to develop our existing coal reserves and to acquire additional reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves that are economically recoverable. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserves through acquisitions of leases and producing properties and continuing to use our existing properties.

Our planned mine development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. A substantial portion of our reserves are not located adjacent to current operations and will require significant capital expenditures to develop. In order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future.

Most of our mining operations are conducted on properties owned or leased by us. We may not be able to negotiate new leases from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Coal producers depend upon rail, barge, trucking, overland conveyor and ocean-going vessels to deliver coal to markets. While our coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays or other events could temporarily impair our ability to supply coal to customers and thus could adversely affect our results of operations, cash flows and financial condition.

Transportation costs represent a significant portion of the total cost of coal for our customers and the cost of transportation is an important factor in a customer’s purchasing decision. Increases in transportation costs could adversely impact our sales. One of our coal supply agreements, covering approximately 3.5 million tons per year, permits the customer to terminate such agreement if the barge transportation rates applicable to our shipments increase by more than a specified amount and we do not agree to reduce our selling price by the excess over such amount.

Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect our ability to secure reclamation and employee-related obligations, which could adversely affect our ability to mine coal.

U.S. federal and state laws require us to secure certain of our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, and to satisfy other miscellaneous obligations. The primary method for us to meet those obligations is to post a corporate guarantee (i.e., self bond) or to provide a third-party surety bond. As of December 31, 2006, Peabody had $48.7 million of self bonds in place primarily for our reclamation obligations. We do not expect that Patriot will be able to self bond immediately following the spin-off. Peabody also had outstanding surety bonds with third parties and letters of credit aggregating $438.7 million relating to our operations, of which $86.9 million was for post-mining reclamation, $146.2 million related to workers’ compensation obligations, $119.4 million was for retiree healthcare obligations, $20.3 million was for coal lease obligations, and $65.9 million was for other obligations (including collateral for surety companies and bank guarantees, road maintenance, and performance guarantees). These bonds are typically renewable on a yearly basis. The transition from Peabody backed surety bonds and self-bonding to Patriot backed surety bonds may require us to post a letter of credit or cash collateral. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new surety bonds;

•	restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our new credit facilities; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

If our business does not generate sufficient cash for operations, we may not be able to repay borrowings under our new credit facilities or fund other liquidity needs.

We currently have minimal outstanding debt, but to the extent we incur debt in the future, our ability to pay principal and interest on and to refinance our debt will depend upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. In particular, economic conditions could cause the price of coal to fall, our revenue to decline, and hamper our ability to repay any borrowings under our new credit facilities.

Our business may not generate sufficient cash flows from operations and future borrowings may not be available to us under our new credit facilities or otherwise in an amount sufficient to enable us to pay any borrowings under our new credit facilities or to fund our other liquidity needs. We may not be able to refinance the revolver under our new credit facilities on commercially reasonable terms, on terms acceptable to us or at all.

Our expenditures for postretirement benefit obligations could be materially higher than we have predicted if our actual experience differs from the underlying assumptions.

We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standard (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106) which we estimate had a present value of $1.21 billion as of December 31, 2006. Peabody has agreed to pay a portion of these liabilities having a present value of $627.4 million as of December 31, 2006, pursuant to two liability assumption agreements. We have estimated these unfunded obligations based on assumptions described in the notes to our combined financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher.

We could be liable for certain retiree healthcare obligations to be assumed by Peabody in connection with the spin-off.

In connection with the spin-off, a Peabody subsidiary will pay certain retiree healthcare obligations of Patriot and its subsidiaries having a present value of $627.4 million as of December 31, 2006. These obligations arise under the Coal Industry Retiree Health Benefit Act of 1992 (Coal Act) and the 2007 National Bituminous Coal Wage Agreement (2007 NBCWA) and predecessor agreements. For further information regarding the terms of the governing liability assumption agreements and related administrative services agreement, see “Our Relationship with Peabody after the Spin-Off — Liability Assumption Agreements and Administrative Services Agreement” beginning on page 100.

Although the Peabody subsidiary will be obligated to pay such obligation, certain Patriot subsidiaries will also remain jointly and severally liability for the Coal Act obligations, and remain primarily liable for the assumed 2007 NBCWA obligations. As a consequence, Patriot’s recorded retiree healthcare obligations and related cash costs could increase substantially if the Peabody subsidiary fails to perform its obligations under the liability assumption agreements and administrative services agreement. These additional liabilities and costs, if incurred, could have a material adverse effect on our results of operations, cash flows and financial condition.

Due to our participation in multi-employer pension plans, we may have exposure that extends beyond what our obligations would be with respect to our employees.

Certain of our subsidiaries participate in two defined benefit multi-employer pension funds that were established as a result of collective bargaining with the UMWA pursuant to the 2007 NBCWA as periodically negotiated. These plans provide pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked prior to January 1, 1976, in the case of the UMWA 1950 Pension Plan, or after December 31, 1975, in the case of the UMWA 1974 Pension Plan. In December 2006, the 2007 NBCWA was signed, which required funding of the 1974 Pension Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for active UMWA workers. Under the labor contract, the per hour funding rate increased from zero to $2.00 in 2007 and will increase each year thereafter until reaching $5.50 in 2011. Our subsidiaries with UMWA-represented employees are required to contribute to the 1974 Pension Plan at the new hourly rates. During 2006, our represented employees subject to the new rate worked a total of approximately four million hours.

Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets or other funding deficiencies.

Our exposure to statutory retiree healthcare costs could be significantly higher than we have estimated

The Surface Mining Control and Reclamation Act Amendment of 2006 (2006 Act) authorized $490 million in general fund revenues to pay for certain benefits, including the healthcare costs under the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan (each as described below under “Business — Certain Liabilities — Retiree Health Care”) for “orphans” who are retirees and their dependents. Under the 2006 Act, these orphan benefits will be the responsibility of the federal government on a phased-in basis through 2012. If Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, certain of our subsidiaries, along with other contributing employers and their affiliates, would be responsible for the excess costs. Our aggregate cash payments to the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan were $14.0 million during 2006.

Our mining operations are extensively regulated, which imposes significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal.

Federal and state authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production. New legislation and/or regulations and orders related to the environment or employee health and safety may be adopted and may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial or administrative interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our results of operations, cash flows and financial condition.

Furthermore, in the event of certain violations of safety rules, the Mine Safety and Health Administration (MSHA), may order the temporary closure of mines. In addition, our customers may challenge our issuance of force majeure notices in connection with such closures. If these challenges are successful, we could be obligated to make up lost shipments, to reimburse customers for the additional costs to purchase replacement coal, or, in some cases, to terminate certain sales contracts.

Concerns about the environmental impacts of coal combustion, including perceived impacts on global climate change, are resulting in increased regulation of coal combustion in many jurisdictions, and interest in further regulation, which could significantly affect demand for our products.

Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports in 2007, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. In turn, considerable and increasing government attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. According to EIA, “Emissions of Greenhouse Gases in the United States 2003,” coal accounts for 31% of greenhouse gas emissions in the United States. Legislation was introduced in Congress in 2006 and 2007 to reduce greenhouse gas emissions in the United States and additional legislation is likely to be introduced in the future. In addition, a growing number of states in the United States are taking steps to reduce greenhouse gas emissions from coal-fired power plants. The U.S. Supreme Court’s recent decision in Massachusetts v. Environmental Protection Agency ruled that the EPA improperly declined to address carbon dioxide impacts on climate change in a recent rulemaking. Although the specific rulemaking related to new motor vehicles, the reasoning of the decision could affect other federal regulatory programs, including those that directly relate to coal use. Enactment of laws and passage of regulations regarding greenhouse gas emissions by the United States or some of its states, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources.

Concerns about other adverse environmental effects from coal combustion have also led to increased regulation. For example, in the United States, CAIR and CAMR, both issued by the EPA in March 2005, impose increasingly stringent requirements on coal-fired power plants in order to reduce emissions of sulfur dioxide, nitrogen oxide, and mercury. Each of the regulations take effect in two phases, the first phase requiring certain reductions in overall emissions by 2009-10, the second requiring additional reductions in overall emissions by 2015 under CAIR and 2018 under CAMR. Both rules have been the subject of legal challenges by environmental advocacy groups that seek larger cuts sooner. Some states have independently established requirements imposing larger cuts sooner. Such requirements, in varying degrees, increase the costs of coal utilization for our customers and our prospective customers.

Further developments in connection with legislation, regulations or other limits on greenhouse gas emissions and other environmental impacts from coal combustion, both in the United States and in other countries where we sell coal, could have a material adverse effect on our results of operations, cash flows and financial condition.

We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flows and profitability.

Mining companies must obtain numerous permits and approvals that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even unachievable, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon, submit objections to, and otherwise engage in the permitting process, including through court intervention. Accordingly, the permits we need may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations. An inability to conduct our mining operations pursuant to applicable permits and approvals could adversely affect our production, results of operations, cash flows and financial condition.

Section 404 under the Clean Water Act of 1972 (Clean Water Act) requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. These permits have been the subject of multiple recent court cases, the results of which may affect permitting costs or result in permitting delays.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our coal mining operations in and of themselves do not produce hazardous materials. However, certain of our coal mining operations use, from time to time, hazardous materials. Although much of the material is recycled, hazardous waste is also generated. We and companies we have acquired have utilized certain hazardous materials and generated similar wastes. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages as well as for natural resource damages and the investigation and clean up of soil, surface water, groundwater, and other media under laws such as the federal Comprehensive Environmental Response, Compensation and Liabilities Act (CERCLA, commonly known as Superfund). Such claims may arise, for example, out of current or former conditions at sites that we own or operate currently, as well as at sites that we and companies we acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain coal slurry impoundments at a number of our mines. Such impoundments are subject to extensive regulation. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as streams or bodies of water that the coal slurry reaches, as well as related personal injuries and property damages, and injuries to wildlife which in turn can give rise to extensive liability. Some of our impoundments overlie areas where some mining has occurred, which can pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Acquisitions that we may undertake involve a number of inherent risks, any of which could cause us not to realize the anticipated benefits.

We may seek to expand our operations and coal reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we acquire, our profitability may decline and we could experience a material adverse effect on our business, results of operations, cash flows and financial condition. Acquisition transactions involve various inherent risks, including:

•	uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

•	the potential loss of key customers, management and employees of an acquired business;

•	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

•	problems that could arise from the integration of the acquired business; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

Any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both.

Our ability to operate our company effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have “key person” life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations and those of our customers. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Our Common Stock

Our corporate governance documents, our rights plan and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our amended and restated certificate of incorporation and bylaws may make it difficult and expensive for a third-party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and Board of Directors. These provisions include, among others:

•	a Board that is divided into three classes with staggered terms;

•	limitations on the right of stockholders to remove directors;

•	the right of our Board to issue preferred stock without stockholder approval;

•	inability of our stockholders to act by written consent; and

•	rules regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and Board and, as a result, may adversely affect the marketability and market price of our common stock.

In addition, we expect that our Board will adopt a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring 15% or more of our common stock, without approval of our Board under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board, except pursuant to any offer conditioned on a substantial number of rights being acquired. See “Description of Our Capital Stock — Rights Agreement” beginning on page 109.

Patriot will also be subject to the provisions of Delaware law described below regarding business combinations with interested stockholders. Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of “business combination” includes mergers, sales of assets, issuances of voting stock and certain other transactions. An “interested stockholder” is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•	the Board approved the business combination before the stockholder became an interested stockholder, or the Board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•	the Board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

The payment of dividends will be at the discretion of our Board of Directors.

We do not anticipate that we will pay cash dividends on our common stock in the near term following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant. See “Dividend Policy” on page 32 for additional information on our dividend policy following the spin-off.

There may not be an active trading market for shares of our common stock.

Prior to the spin-off, there has been no public trading market for shares of our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “PCX”. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, after the spin-off, an active trading market will not develop or continue and there can be no assurance as to the price at which our common stock will trade. The initial price of shares of our common stock may not be indicative of prices that will prevail in any future trading market.

In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for each of our common stock and Peabody common stock after the spin-off may be significantly different from that for Peabody common stock prior to the spin-off. The market may view Patriot as a “new” company after the spin-off and it is possible that we will not be the subject of significant research analyst coverage. The absence of significant research analyst coverage of our company can adversely affect the market value and liquidity of an equity security.

We cannot predict the price range or volatility of our common stock after the spin-off, and sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock.

From time to time, the market price and volume of shares traded of companies in the coal mining industry experience periods of significant volatility. Company-specific issues and developments generally in the coal mining industry or the economy may cause this volatility. The market price of our common stock may fluctuate in response to a number of events and factors, including:

•	general economic, market and political conditions;

•	quarterly variations in results of operations or results of operations that could be below the expectations of the public market analysts and investors;

•	changes in financial estimates and recommendations by securities analysts;

•	operating and market price performance of other companies that investors may deem comparable;

•	press releases or publicity relating to us or our competitors or relating to trends in our markets; and

•	sales of common stock or other securities by insiders.

In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock, may adversely affect the trading price of our common stock, regardless of actual operating performance.

Sales or distributions of a substantial number of shares of our common stock in the public market or otherwise following the spin-off, or the perception that such sales could occur, could adversely affect the market price of the our common stock. After the spin-off, all of the shares of our common stock, other than the shares held by executive officers and directors, will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of our common stock may result in the immediate sale of our common stock after the spin-off to the extent such stock no longer meets these criteria. Substantial selling of our common stock, whether as a result of the spin-off or otherwise, could adversely affect the market price of our common stock.

There can be no assurance as to the price at which our common stock will trade after the distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which our common stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by Peabody and Patriot, as well as information in oral statements or other written statements made or to be made by Peabody and Patriot, contain statements, including in this document under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this information statement, including under “Risk Factors,” “The Spin-off” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	Difficulty in implementing our business strategies;

•	The outcome of commercial negotiations involving sales contracts or other transactions;

•	Customer performance and credit risk;

•	Supplier performance, and the availability and cost of key equipment and commodities;

•	Availability and costs of transportation;

•	Geologic, equipment and operational risks associated with mining;

•	Our ability to replace coal reserves;

•	Labor availability and relations;

•	Our ability to respond to changing customer preferences;

•	Availability and costs of credit, surety bonds and letters of credit;

•	Price volatility and demand, particularly in higher-margin products;

•	Reductions of purchases by major customers;

•	Variations in revenue related to synthetic fuel production;

•	The effects of mergers, acquisitions and divestitures;

•	Legislative and regulatory developments, including new environmental laws and regulations affecting the use of coal, including mercury and carbon dioxide-related limitations;

•	The outcome of pending or future litigation;

•	Coal and power market conditions;

•	Weather patterns affecting energy demand;

•	Competition in our industry;

•	Changes in postretirement benefit obligations;

•	Changes to contribution requirements to multi-employer benefit funds;

•	Availability and costs of competing energy resources;

•	Worldwide economic and political conditions;

•	Interest rate fluctuation;

•	Inflationary trends, including those impacting materials used in our business;

•	Economic strength and political stability of countries in which we serve customers;

•	Wars and acts of terrorism or sabotage; and

•	Impacts of pandemic illness.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

Peabody announced on April 19, 2007 that it was evaluating strategic alternatives for selected subsidiaries in Appalachia and the Illinois Basin. After a thorough strategic review of Peabody’s global portfolio, Peabody determined that separating this group of assets from its other operations would allow Patriot to be in a better position to thrive under its own management focus and long-term growth plans, and allow the separate entities to create more long-term value individually than through the combined entity.

The transaction, which is intended to be in the form of a tax-free dividend to Peabody stockholders, is subject to a number of conditions, including the receipt of a favorable ruling from the IRS and necessary consents and regulatory approvals. Peabody’s Board of Directors will establish record and payment dates for the spin-off of Patriot shortly before the completion of the distribution. Peabody’s current dividend will not be affected by the distribution.

Reasons for the Spin-Off

Peabody’s Board of Directors believes that the spin-off will separate businesses with fundamentally different characteristics that require management to pursue distinct operating and business strategies. The separation is intended to benefit stockholders by allowing Patriot to maximize the performance of its assets through undivided senior management focus on and capital allocation to these businesses.

The Board of Directors of Peabody considered the following potential benefits in making the determination to effect the spin-off. In evaluating these potential benefits, Peabody’s Board considered Patriot’s capital structure, debt levels and retiree healthcare liabilities and the effect on Patriot of the agreements being entered into with Peabody in connection with the spin-off. See “Unaudited Pro Forma Combined Financial Data.”

•	Patriot’s operations in Appalachia and the Illinois Basin represent a unique set of commercial and operational profiles. Patriot’s operations in Appalachia and the Illinois Basin differ from Peabody’s operations in several respects, including: geologic characteristics of the coal reserves, mining conditions, workforce management approaches, business and regulatory environment, mine size, coal qualities and supply/demand dynamics. Peabody’s management believes that a management team focused on these unique aspects will better position Patriot to maximize its operating performance.

•	Through separation, each company will be able to more narrowly focus on core business priorities to drive stockholder value. Peabody’s asset base continues to evolve as a global coal investment, positioned to maximize stockholder value from its global reach. Patriot’s asset base in Appalachia and the Illinois Basin is positioned to maximize stockholder value as a leading eastern U.S. producer. Peabody’s management believes that a separate focus on these distinctive value creation philosophies will allow each set of operations to unlock value not currently being realized.

•	With its strong presence in Central Appalachia, Patriot will be well-positioned to be a consolidator within that highly fragmented region. In recent years, Patriot’s access to resources has been limited as Peabody’s strategy has focused on international markets and the western and midwestern portions of the United States. As an independent entity, Patriot will not compete with Peabody’s other operations for capital. Instead, Patriot will be in a position to pursue strategies its Board and management believe will create long-term stockholder value, including acquisition and organic growth opportunities in the highly fragmented Central Appalachian region.

Neither we nor Peabody can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all. See “Risk Factors.”

Peabody’s Board of Directors also considered a number of other factors in evaluating the spin-off, including:

•	The one-time and on-going costs of the spin-off;

•	The possibility that Patriot may experience disruptions in its business as a result of the spin-off;

•	The limitations placed on Patriot as a result of the tax separation agreement and other agreements that it is entering into with Peabody in connection with the spin-off; and

•	The risk that the combined trading prices of our common stock and Peabody common stock after the distribution may be lower than the trading price of Peabody common stock before the distribution.

Peabody’s Board of Directors concluded, however, that the potential long-term benefits of the spin-off outweigh these factors, and that separating Patriot from Peabody in the form of a tax-free distribution is appropriate and advisable.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a separation agreement, plan of reorganization and distribution between Peabody and Patriot. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is          , 2007. As a result of the spin-off, each Peabody stockholder will receive one share of our common stock for every ten shares of Peabody common stock they own. In order to be entitled to receive shares of our common stock in the spin-off, Peabody stockholders must be stockholders at the close of business of the NYSE on the record date,          , 2007. The spin-off of the Patriot shares will be made in book-entry form, and physical stock certificates will be issued only upon request. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Our Capital Stock” beginning on page 106.

Peabody stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of Peabody common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of Peabody stockholders is required or sought in connection with the spin-off, and Peabody stockholders have no appraisal rights in connection with the spin-off.

IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF OUR COMMON STOCK IN THE SPIN-OFF, YOU MUST BE A HOLDER OF PEABODY COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE.

Results of the Spin-Off

After the spin-off, Patriot will be a separately traded, public company. Immediately following the spin-off, Patriot expects to have approximately 180,000 beneficial holders and 1,000 record holders of shares of our common stock, based on the number of beneficial and record holders, respectively, of shares of Peabody common stock on May 4, 2007. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Peabody options between the date the Board of Directors of Peabody declares the dividend for the spin-off and the record date for the spin-off.

Peabody and Patriot will be parties to a number of agreements that govern the spin-off and the future relationship between the two companies. For a more detailed description of these agreements, please see “Our Relationship with Peabody After the Spin-Off” beginning on page 96.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. federal income tax consequences to Peabody, Patriot and the holders of Peabody and our common stock after the spin-off as of the date hereof. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, stockholders who acquire shares as compensation for services (including holders of Peabody restricted stock who did not make a Section 83(b) election), insurance companies and dealers in securities. In addition, this summary does not address any state, local or foreign tax consequences. This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

If a partnership holds Peabody or our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Peabody or our common stock, you should consult your tax advisors.

All stockholders should consult their own tax advisors concerning the specific tax consequences of the spin-off of our common stock to holders of Peabody common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Holders who have blocks of Peabody common stock with different per share tax bases should consult their own advisors regarding the possible tax basis consequences to them of the spin-off.

Peabody expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter. Peabody and Patriot are not aware of any facts or circumstances that would cause the representations and assumptions on which we expect the ruling to be based to be incorrect.

In connection with obtaining the ruling, Peabody expects to obtain an opinion from Ernst & Young LLP as to the satisfaction of certain required qualifying conditions for the application of Section 355 to the spin-off. An opinion of independent tax accountants is not binding on the IRS or the courts. The opinion of Ernst & Young LLP will be based on, among other things, current tax law and assumptions and representations as to factual matters made by Peabody, which if incorrect in certain material respects, would jeopardize the conclusions reached by Ernst & Young LLP in its opinion. Peabody and Patriot are not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by Ernst & Young LLP in its opinion.

On the basis of the expected receipt of the ruling and the opinion Peabody expects to receive in connection therewith, and assuming that Peabody common stock is a capital asset in the hands of a Peabody stockholder on the distribution date:

•	holders of Peabody common stock will not recognize any income, gain or loss as a result of the spin-off;

•	holders of Peabody common stock will apportion the tax basis of their Peabody common stock between such Peabody common stock and our common stock received by such holders in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off;

•	the holding period for the our common stock received in the spin-off by holders of Peabody common stock will include the period during which such holders held the Peabody common stock with respect to which the spin-off was made; and

•	neither Peabody nor Patriot will recognize gain or loss as a result of the spin-off.

If the distribution were not to qualify as a tax-free spin-off, each Peabody stockholder receiving shares of our common stock in the spin-off would be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in (1) a dividend to the extent of such stockholder’s pro rata share of Peabody’s current and accumulated earnings and profits, (2) a reduction in such stockholder’s basis in Peabody common stock to the extent the amount received exceeds such stockholder’s share of earnings and profits and (3) a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder’s basis in the Peabody common stock. Any such gain will generally be a capital gain if the Peabody common stock is held as a capital asset on the distribution date. In addition, Peabody would recognize a taxable gain to the extent the fair market value of the common stock of Patriot exceeded its tax basis in such common stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, Peabody could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Peabody or Patriot. Under the Code, any acquisitions of Peabody or Patriot within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Regulations issued by the IRS, however, provide mitigating rules in many circumstances. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of Patriot common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax separation agreement precludes Patriot from engaging in some of these transactions unless Patriot first obtains a tax opinion acceptable to Peabody or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax separation agreement further requires Patriot to indemnify Peabody for any resulting taxes regardless of whether Patriot first obtains such opinion or ruling. As a result, Patriot may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to Patriot. See “Our Relationship with Peabody After the Spin-Off — Tax Separation Agreement” beginning on page 100.

Current temporary Treasury regulations require certain “significant” holders of Peabody common stock who receive our common stock pursuant to the spin-off to attach to their federal income tax returns for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. Peabody will provide the appropriate information to each stockholder of record as of the close of business on the record date. You should consult your own tax advisor concerning the application of the reporting requirements in light of your particular circumstances.

Listing and Trading of Our Common Stock

There is currently no public market for our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “PCX”. We anticipate that trading of our common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

We cannot predict what the trading prices for our common stock will be before or after the distribution date. We also cannot predict any change that may occur in the trading price of Peabody common stock as a result of the spin-off. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors — Risks Relating to Our common stock.”

The shares of our common stock distributed to Peabody stockholders will be freely transferable except for shares received by persons who may be deemed to be “affiliates” of Patriot under the Securities Act of 1933, as amended. Persons that may be considered affiliates of Patriot after the spin-off generally include individuals or entities that control, are controlled by or are under common control with Patriot. This may include some or all of our officers and directors as well as principal stockholders of Patriot. Persons that are affiliates of Patriot will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Spin-off Conditions and Termination

We expect that the spin-off will be effective on the distribution date,          , 2007, provided that, among other things:

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to the registration statement is in effect;

•	we and Peabody have received all material licenses, permits, estoppels, consents, approvals, authorizations, qualifications and orders of governmental authorities and third parties as are necessary for consummation of the spin-off;

•	we have entered into the new credit facility described under “Description of Indebtedness”;

•	the letter ruling has been received from the IRS substantially to the effect that no income, gain or loss will be recognized by Peabody or its stockholders as a result of the spin-off; and

•	no action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off.

The fulfillment of the foregoing conditions will not create any obligation on Peabody’s part to effect the spin-off, and the Board of Directors of Peabody has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The Board of Directors of Peabody may also waive any of these conditions.

In addition, Peabody has the right not to complete the spin-off and related transactions if, at any time, Peabody’s Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of Peabody and its stockholders or that business conditions are such that it is not advisable to spin-off the Patriot business.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Peabody stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Peabody nor Patriot undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We do not anticipate that we will pay cash dividends on our common stock in the near term following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth the combined capitalization of Patriot (i) on an actual basis as of December 31, 2006 and (ii) on pro forma basis as of December 31, 2006 as adjusted to give effect to the distribution of our common stock to the stockholders of Peabody.

You should read this table in conjunction with “Selected Combined Financial Information,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes that are included elsewhere in this information statement.

	As of December 31, 2006
	Actual	Adjustments	Pro Forma
	(Unaudited)
	(Dollars in thousands)

Cash(1)	$398	$49,047	$49,445

Debt Outstanding	$20,722	$—	$20,722

Invested Capital/Stockholders’ Equity (Deficit)
Invested capital/stockholders’ equity (deficit)(1)(2)(3)(4)(5)	$(358,279)	$681,969	$323,690
Accumulated other comprehensive loss(2)	(322,121)	79,727	(242,394)

Total invested capital/stockholders’ equity (deficit)	$(680,400)	$761,696	$81,296

Total Capitalization (debt plus invested capital/stockholders’ equity (deficit))	$(659,678)	$761,696	$102,018

Note:	Peabody stockholders will receive one share of Patriot common stock for every ten shares of Peabody common stock they own as of the spin-off record date. The number of initial Patriot shares will not be known until the record date.

(1)	Pro forma reflects adjustment to give effect to the contribution of approximately $49 million in cash from Peabody to Patriot for working capital purposes, including monetization of a $19.0 million long-term receivable.

(2)	Pro forma reflects adjustment to give effect to Peabody’s agreement to pay certain retiree healthcare liabilities related to Patriot’s business, estimated to have a present value of $627.4 million as of December 31, 2006.

(3)	Pro forma reflects adjustment to give effect to the contribution of coal reserves having an aggregate book value of $45 million.

(4)	Pro forma reflects adjustment to give effect to a commitment from Peabody to fund $13.6 million related to a future capital obligation.

(5)	Pro forma reflects adjustment to give effect to the contribution by Peabody to Patriot’s capital of the net intercompany debt owed by Patriot to Peabody of $45.8 million.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The unaudited pro forma combined financial information presented below has been derived from our audited historical combined financial statements as of and for the year ended December 31, 2006. This unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and notes related to those combined financial statements included elsewhere in this information statement.

The unaudited pro forma combined statement of operations for the year ended December 31, 2006 has been prepared as if the distribution had occurred as of January 1, 2006. The unaudited pro forma combined balance sheet as of December 31, 2006 has been prepared as if the distribution occurred on December 31, 2006. The pro forma adjustments are based on assumptions that management believes are reasonable. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future results of operations or financial position.

Our unaudited pro forma combined balance sheet has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, as if those transactions had been completed at December 31, 2006:

•	the distribution of our common stock to the stockholders of Peabody;

•	the transfer of certain assets related to our business from Peabody to us;

•	the capital contribution by Peabody related to settlement of the intercompany debt owed by us to Peabody of $45.8 million;

•	the agreement by Peabody to pay certain retiree healthcare liabilities related to our business, which we estimate had a present value of $627.4 million as of December 31, 2006;

•	the contribution of approximately $49 million in cash from Peabody to us for working capital purposes, including monetization of a $19.0 million long-term receivable;

•	the contribution of coal reserves having an aggregate book value of $45 million; and

•	a commitment from Peabody to fund $13.6 million related to a future capital obligation.

The unaudited pro forma combined statement of operations reflects adjustments to our historical financial statements to present our results as if the spin-off occurred on January 1, 2006. These adjustments include, among other things, an increase to revenue (and related royalties and taxes) from repricing of a coal supply agreement to reflect anticipated long-term market pricing for similar quality coal and a reduction to our costs associated with the assumption by Peabody of certain of our retiree healthcare liabilities.

The unaudited pro forma combined financial information has been prepared on a combined basis from Peabody’s combined financial statements using the historical results of operations and bases of the assets and liabilities of Peabody businesses and give effect to allocations of expenses from Peabody. The unaudited pro forma combined financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the period presented or if the transactions reflected therein had actually occurred as of January 1, 2006. Peabody allocated to us, among other things, $58.5 million in 2004, $57.1 million in 2005 and $47.9 million in 2006 of expenses incurred by it for providing us with the following services: legal, insurance, tax, general accounting, corporate development, benefits and human resources, environmental engineering, information systems, payroll services and web hosting services. By no later than 12 months following the spin-off, we expect to have assumed responsibility for these services and their related expenses. We currently believe the estimate for the costs of these services could be approximately $30 million to $35 million in 2008, our first full year as a separate publicly-traded company. However, the actual total costs of these services associated with our transition to, and operating as, a separate publicly-traded company could be significantly greater than our estimates.

See the Notes to Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statement of Operations

	Year Ended December 31, 2006
	Historical	Adjustments		Pro Forma
	(Dollars in thousands, except per share data)

Sales	$1,142,521	$31,331	(a)	$1,173,852
Other revenue	9,803	—		9,803

Total revenues	1,152,324	31,331		1,183,655
Operating costs and expenses	1,055,283	(45,050	)(b)	1,009,669
		(3,697	)(c)
		3,133	(a)
Depreciation, depletion and amortization	87,069	—		87,069
Asset retirement obligation expense	24,327	—		24,327
Selling and administrative expenses	47,909	(17,909	)(d)	30,000
Loss from equity affiliates	4,908	—		4,908
Net gain on disposal of assets	(78,631)	—		(78,631)

Operating profit	11,459	94,854		106,313
Interest expense	6,130	6,373	(e)	12,503
Interest expense related to Peabody	5,778	(5,778	)(f)	—
Interest income	(1,417)	—		(1,417)

Income before income taxes and minority interest	968	94,259		95,227
Income tax provision	—	6,696	(g)	6,696
Minority interest	11,169	—		11,169

Net income (loss)	$(10,201)	$87,563		$77,362

Adjusted EBITDA	$122,855	$94,854		$217,709

Basic and diluted earnings (loss) per common share(h)	$(0.39)			$2.92

See the Notes to Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Balance Sheet

	As of December 31, 2006
	Historical	Adjustments		Pro Forma
	(Dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents	$398	$19,047	(i)	$49,445
		30,000	(j)
Accounts receivable	31,701	89,229	(k)	142,171
		21,241	(b)
Net receivables from affiliates	105,381	(89,229	)(k)	—
		(16,152	)(f)
Inventories	34,753	—		34,753
Other current assets	7,004	—		7,004

Total current assets	179,237	54,136		233,373
Property, plant, equipment and mine development, net	909,196	44,800	(l)	953,996
Notes receivable	52,975	—		52,975
Investments and other assets	67,821	(19,047	)(i)	304,708
		13,600	(m)
		242,334	(b)

Total assets	$1,209,229	$335,823		$1,545,052

LIABILITIES AND INVESTED CAPITAL (DEFICIT)
Current liabilities
Trade accounts payable	$53,978	$—		$53,978
Accrued liabilities	163,045	(32,660	)(b)	130,385

Total current liabilities	217,023	(32,660)		184,363
Long-term debt	20,722	—		20,722
Notes payable to affiliates	62,000	(62,000	)(f)	—
Asset retirement obligations	139,703	—		139,703
Workers’ compensation obligations	207,860	—		207,860
Accumulated postretirement benefit obligations	1,139,017	(331,213	)(b)	807,804
Obligation to industry fund	25,626	—		25,626
Other noncurrent liabilities	61,525	—		61,525

Total liabilities	1,873,476	(425,873)		1,447,603
Minority interests	16,153	—		16,153
Invested capital (deficit)
Invested interest (deficit)	(358,279)	30,000	(j)	323,690
		44,800	(l)
		13,600	(m)
		547,721	(b)
		45,848	(f)
Accumulated other comprehensive loss	(322,121)	79,727	(b)	(242,394)

Total invested capital (deficit)	(680,400)	761,696		81,296

Total liabilities and invested capital (deficit)	$1,209,229	$335,823		$1,545,052

See the Notes to Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements

(a)	Reflects increase to revenues (and related royalties and taxes) related to the repricing of a coal supply agreement to increase the price paid to Patriot thereunder to reflect anticipated long-term market pricing for similar quality coal.

(b)	Reflects an increase in Invested Capital for the impact of Peabody’s agreement to pay certain of Patriot’s retiree healthcare liabilities in the aggregate amount of $627.4 million. Of the aggregate $627.4 million of liabilities, Peabody is currently jointly and severally liable for the Coal Act related liabilities, and accordingly, $363.9 million of liabilities related to the Coal Act are eliminated from Patriot’s ongoing liabilities. The remaining liabilities which Peabody has agreed to pay, totaling $263.5 million, relate to NBCWA liabilities for which Patriot, as signatory to the labor contract, has sole legal responsibility. Accordingly, $263.5 million is presented as a receivable from Peabody, representing Peabody’s agreement with Patriot to fund such liabilities. If Peabody had agreed to pay these obligations as of January 1, 2006, Patriot’s operating costs and expenses would have been $45.1 million lower.

(c)	Reflects reversal of historical expense related to pension benefit obligations that will not be assumed by Patriot.

(d)	Reflects adjustment for estimated general and administrative costs for Patriot’s stand-alone management and administrative structure and functions. Prior to the spin-off, these services were provided by Peabody under various agreements between Peabody and its subsidiaries, and the historical amount was the result of an allocation of Peabody’s overall general and administrative costs.

(e)	Reflects higher costs for surety bonds and letters of credit based on anticipated rates for these instruments and on Patriot’s requirements to secure financial obligations for reclamation, workers’ compensation, and postretirement benefits. The historical financial statements reflect an allocation of Peabody’s fees related to these guarantees.

(f)	Reflects net distribution of intercompany balances between Peabody and Patriot and the reversal of the interest expense related to the intercompany note payable to Peabody.

(g)	Reflects related income tax provision based on Alternative Minimum Tax rate that results from the higher pro forma pretax income offset by a higher benefit from percentage depletion.

(h)	The pro forma basic and diluted earnings per share are based on the anticipated number of common shares outstanding at the spin-off.

(i)	Reflects monetization by Peabody of a $19.0 million long-term receivable to Patriot for an excise tax refund that is recorded in “Investments and other assets” in the historical financial statements. Peabody will assume the receivable.

(j)	Reflects expected cash contribution from Peabody of $30 million for working capital purposes.

(k)	Reflects reclassification of trade accounts receivables that will be retained by Patriot but were reflected in “Receivables from affiliates” in the historical financial statements based on the intercompany nature of the sales transactions.

(l)	Reflects the committed contribution of coal reserves from Peabody to Patriot.

(m)	Reflects contribution due from Peabody for a capital commitment.

SELECTED COMBINED FINANCIAL DATA

The historical financial and other data have been prepared on a combined basis derived from Peabody’s combined financial statements using the historical results of operations and bases of the assets and liabilities of Peabody’s businesses and give effect to allocations of expenses from Peabody. The historical combined statement of income data set forth below does not reflect changes that will occur in the operations and funding of our company as a result of our spin-off from Peabody. The historical combined balance sheet data set forth below reflects the assets and liabilities that exist as of the dates and the periods presented.

The selected combined financial data should be read in conjunction with, and are qualified by reference to, “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and the accompanying notes thereto of us and our combined subsidiaries included elsewhere in this information statement. The combined statements of operations and cash flow data for each of the three years in the period ended December 31, 2006 and the combined balance sheet data as of December 31, 2005 and 2006 are derived from the audited combined financial statements included elsewhere in this information statement, and should be read in conjunction with those combined financial statements and the accompanying notes. The combined statements of operations set forth below for the years ended December 31, 2002 and December 31, 2003 and the combined balance sheet data as of December 31, 2002, December 31, 2003 and December 31, 2004 are derived from our unaudited financial statements. In management’s opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented.

The financial information presented below may not reflect what our results of operations, cash flows and financial position would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Year Ended December 31,
	2002	2003		2004	2005		2006
	(Dollars in thousands)

Results of Operations Data:	(Unaudited )	(Unaudited	)
Revenues
Sales	$680,956	$586,556		$812,055	$960,901		$1,142,521
Other revenues	5,653	3,856		6,265	19,116		9,803

Total revenues	686,609	590,412		818,320	980,017		1,152,324
Costs and expenses
Operating costs and expenses	700,854	640,508		741,564	870,735		1,055,283
Depreciation, depletion and amortization	58,652	58,331		63,191	66,583		87,069
Asset retirement obligation expense	—	17,930		27,262	15,572		24,327
Selling and administrative expenses	41,056	41,118		58,491	57,123		47,909
Other operating income:
Net gain on disposal or exchange of assets	(3,803)	(23,390)		(5,764)	(57,042	)(1)	(78,631	)(1)
(Income) loss from equity affiliates(2)	2,174	253		(8,667)	(10,427)		4,908

Operating profit (loss)	(112,324)	(144,338)		(57,757)	37,473		11,459
Interest expense	8,356	13,838		13,842	10,527		11,908
Interest income	(5,727)	(1,960)		(918)	(1,553)		(1,417)

Income (loss) before income taxes and minority interests	(114,953)	(156,216)		(70,681)	28,499		968
Income tax provision	—	—		—	—		—
Minority interests	—	—		275	—		11,169	(2)

Income (loss) before accounting changes	(114,953)	(156,216)		(70,956)	28,499		(10,201)
Cumulative effect of accounting changes	—	(4,833	)(3)	—	—		—

Net income (loss)	$(114,953)	$(161,049)		$(70,956)	$28,499		$(10,201)

Balance Sheet Data (at period end) (2002-2004 unaudited):
Total assets	$859,520	$886,248		$873,818	$1,139,940		$1,209,229
Total liabilities	1,882,360	2,010,137		2,061,678	1,532,556		1,873,476	(4)
Minority interests	—	—		—	—		16,153
Total invested capital (deficit)	(1,022,840)	(1,123,889)		(1,187,860)	(392,616)		(680,400	)(4)
Other Data:
Tons sold (in millions and unaudited)	24.0	21.0		24.6	23.8		24.3
Net cash provided by (used in):
Operating activities	$65,503	$(16,784)		$(64,626)	$15,943		$(15,411)
Investing activities	(83,938)	(43,248)		58,271	(27,649)		(3,337)
Financing activities	18,420	60,000		6,985	11,459		18,627
Adjusted EBITDA(5) (unaudited)	(53,672)	(68,077)		32,696	119,628		122,855
Past mining obligations (unaudited)	147,927	175,597		179,299	154,479		150,672
Additions to property, plant, equipment and mine development	72,245	74,550		36,780	96,806		80,224
Acquisitions, net	17,712	—		2,490	—		44,538

(1)	Net gain on disposal or exchange of assets included a $37.4 million gain from an exchange of coal reserves as part of a dispute settlement with a third-party supplier in 2005 and $66.6 million of sales of coal reserves and surface lands in 2006.

(2)	In March 2006, we increased our 49% interest in KE Ventures, LLC to an effective 73.9% interest and began combining KE Ventures, LLC results with ours effective January 1, 2006.

(3)	The charge to cumulative effect of accounting changes related to the January 1, 2003 adoption of Statement of Financial Accounting Standard (SFAS) No. 143, “Accounting for Asset Retirement Obligations” and the change in method of amortizing actuarial gain and losses related to net periodic postretirement benefit costs.

(4)	We adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” on December 31, 2006, and as a result, increased noncurrent liabilities and decreased total invested capital (accumulated other comprehensive loss) by $322.1 million.

(5)	Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense, depreciation, depletion and amortization and cumulative effect of accounting changes. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows (unaudited):

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Net income (loss)	$(114,953)	$(161,049)	$(70,956)	$28,499	$(10,201)
Cumulative effect of accounting changes	—	4,833	—	—	—
Income tax provision	—	—	—	—	—
Depreciation, depletion and amortization	58,652	58,331	63,191	66,583	87,069
Asset retirement obligation expense	—	17,930	27,262	15,572	24,327
Interest expense	8,356	13,838	13,842	10,527	11,908
Interest income	(5,727)	(1,960)	(918)	(1,553)	(1,417)
Minority interests	—	—	275	—	11,169

Adjusted EBITDA	$(53,672)	$(68,077)	$32,696	$119,628	$122,855

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are currently a subsidiary of Peabody, and Peabody has determined to spin-off our group by distributing all of our common stock to the stockholders of Peabody as a dividend. We will enter into a Separation Agreement with Peabody containing the key provisions relating to the separation of our business from Peabody. The Separation Agreement identifies the assets transferred, liabilities assumed and contracts to be assigned to us. Our assets and operations consist of a portion of those that Peabody attributes to its eastern U.S. mining operations and that are reported as its eastern U.S. Mining Operations business segment in its financial statements and SEC reports.

We are a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. We are also a leading U.S. producer of metallurgical quality coal. Our principal business is the mining, preparation and sale of steam coal, sold primarily to electric utilities, as well as the mining of metallurgical coal, sold to coke producers for use in the steelmaking process. Our operations consist of eight company-operated mines, two joint venture mines and numerous contractor-operated mines, serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. We own a 30.0% interest in Dominion Terminal Associates, which operates a coal transloading terminal at Newport News, Virginia. We ship coal to electric utilities, industrial users and metallurgical coal customers via Patriot-controlled loading facilities and multiple rail and river transportation routes. We utilize contract miners, third-party companies engaged to mine our coal reserves, to supplement our production. We indirectly own an effective 73.9% interest in KE Ventures, LLC, a joint venture with coal mining operations in southern West Virginia. In March 2006, we increased our then 49% interest in KE Ventures, LLC and began consolidating KE Ventures, LLC results with ours effective January 1, 2006.

In 2006, we sold 24.3 million tons of coal, of which 77% was sold to domestic electric utilities and 23% was sold to domestic and global steel producers. We typically sell coal to utility and steel-making customers under contracts with terms of one year or more. During 2006, approximately 85% of our sales were under such contracts.

Basis of Preparation

The information discussed below primarily relates to our historical results and may not necessarily reflect what our financial position, results of operations and cash flows will be in the future or would have been as a stand-alone company during the periods presented. Our capital structure will be changed significantly at the date of our spin-off from Peabody and we will enter certain on-going operational agreements with Peabody, including the agreement by Peabody to pay certain retiree healthcare liabilities, which we estimate had a present value of $627.4 million as of December 31, 2006. Additionally, we will enter an agreement with Peabody to increase the price paid to us under a major existing coal sales agreement to be more reflective of anticipated long-term market pricing for similar quality coal. We encourage you to read our “Unaudited Pro Forma Combined Financial Data” provided within this document in addition to our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to better understand how our results would potentially be impacted by the separation from Peabody and the various Separation Agreements that accompany this spin-off transaction. The combined financial statements presented below include allocations of Peabody expenses, assets and liabilities including the following items:

Selling and Administrative Expenses

Our historical selling and administrative expenses are based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on activity-based analysis, headcount, tons sold or revenues as appropriate. The allocated expenses generally reflect service costs for: marketing and sales, general accounting, legal, finance and treasury, public relations, human resources, environmental engineering and internal audit. The variance in our historical selling and administrative expenses relate to fluctuations in Peabody’s overall selling and administrative expenses. These allocated expenses are not necessarily indicative of the costs we would incur as a stand-alone company. To better understand the expected impact of selling and administrative expenses on our future results, see the unaudited pro forma disclosures included in “Unaudited Pro Forma Combined Financial Data,” which include estimates and assumptions based upon our anticipated cost structure.

Interest Expense

Our historical interest expense primarily relates to fees for letters of credits and surety bonds used to guarantee our reclamation, workers’ compensation, retiree healthcare, and lease obligations. Our capital structure will change following our spin-off from Peabody. To better understand the impact of the anticipated changes to our capital structure, see the unaudited pro forma disclosures included in “Unaudited Pro Forma Combined Financial Data,” and the anticipated debt structure disclosed in “Liquidity and Capital Resources.”

Income Tax Provision

Income taxes are accounted for using a balance sheet approach in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109). We account for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. A valuation allowance is established if it is “more likely than not” that the related tax benefits will not be realized. In determining the appropriate valuation allowance, we consider projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position.

SFAS No. 109 specifies that the amount of current and deferred tax expense for an income tax return group shall be allocated among the members of that group when those members issue separate financial statements. For purposes of the financial statements, our income tax expense has been recorded as if we filed a consolidated tax return separate from Peabody, notwithstanding that a majority of the operations were historically included in the U.S. consolidated income tax return filed by Peabody. Our valuation allowance was also determined on the separate tax return basis. Additionally, our tax attributes (i.e. net operating losses and AMT credits) have been determined based on U.S. consolidated tax rules describing the apportioning of these items upon departure (i.e. spin-off) from the Peabody consolidated group.

Peabody was managing its tax position for the benefit of its entire portfolio of businesses. Peabody’s tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized our stand-alone position. As a result, our effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

Results of Operations

Adjusted EBITDA

The discussion of our results of operations below includes references to and analysis of our segment’s Adjusted EBITDA results. Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense, depreciation, depletion and amortization and the cumulative effect of accounting changes. Adjusted EBITDA is used by Peabody management as its primary measure of operating performance and therefore is the performance measure utilized for Peabody’s Eastern U.S. Mining Operations segment, of which we are a part. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to its most comparable measure, under generally accepted accounting principles in our “Selected Combined Financial Data.” The following presentation is consistent with the methodology and presentation utilized by Peabody for reporting its segments. Segment Adjusted EBITDA is reconciled to its most comparable measure below under “Net Income (Loss).”

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 and the Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Summary

Our revenues increased in both 2006 and 2005 compared to the respective prior year primarily driven by increases to average per ton sales prices. In 2005 and early 2006, strong demand for coal was driven by the growing economy, low customer stockpiles, capacity constraints of nuclear generation and high costs for competing fuels used for electricity generation. Additionally, metallurgical coal was sold at a significant premium to steam coal due to global steel production growth during these periods. Later in 2006, steam and metallurgical coal prices decreased from these highs but still remained above historic levels.

While revenues grew in 2006 and 2005, our Segment Adjusted EBITDA was unfavorably impacted by higher costs in both years from geologic and equipment issues at our mines as well as higher contract miner costs.

Segment Adjusted EBITDA

Increase (Decrease) to
Increase (Decrease) to Segment Adjusted	Segment Adjusted
EBITDA	EBITDA
Year Ended December 31,	2005 from 2004	2006 from 2005
2004	2005	2006	$	%	$	%
(Dollars in thousands)

Total revenues	$818,320	$980,017	$1,152,324	$161,697	19.8%	$172,307	17.6%
Operating costs and expenses	(741,564)	(870,735)	(1,055,283)	(129,171)	(17.4)%	(184,548)	(21.2)%
Income (loss) from equity affiliates	8,667	10,427	(4,908)	1,760	20.3%	(15,335)	(147.1)%

Segment Adjusted EBITDA	$85,423	$119,709	$92,133	$34,286	40.1%	$(27,576)	(23.0)%

The decrease of $27.6 million in Segment Adjusted EBITDA in 2006 compared to 2005 was the result of cost increases due to higher sales-related production taxes and royalties and higher production costs associated with geologic issues at two mines, partially offset by higher sales prices and volumes. Segment Adjusted EBITDA was $34.3 million higher in 2005 than in 2004 due to market-driven price increases that were partially offset by lower volumes and costs resulting from longwall moves and geologic issues, as well as increased retiree healthcare costs.

Tons Sold and Revenues

				Increase (Decrease)		Increase (Decrease)
	Year Ended December 31,			2005 from 2004		2006 from 2005
	2004	2005	2006	$	%	$	%
	(Dollars and tons in thousands)

Tons sold	24,615	23,785	24,290	(830)	(3.4)%	505	2.1%
Sales	$812,055	$960,901	$1,142,521	$148,846	18.3%	$181,620	18.9%
Other revenues	6,265	19,116	9,803	12,851	205.1%	(9,313)	(48.7)%

Total revenues	$818,320	$980,017	$1,152,324	$161,697	19.8%	$172,307	17.6%

Average sales price per ton sold	$32.99	$40.40	$47.04	$7.41	22.5%	$6.64	16.4%

In 2006, the increase in our total revenues of $172.3 million over 2005 resulted from sales price increases for metallurgical and steam coal and an increase in sales volumes. Sales in 2006 of $1.14 billion increased $181.6 million from the prior year as average per ton sales prices increased $6.64, driven by increases in demand discussed above, and improved sulfur premiums for our produced coal. Sales volumes increased due to the addition of KE Ventures, LLC activity, which was combined in 2006 due to the increase in our ownership interest. Sales of KE Ventures, LLC added $135.7 million in 2006. Partially offsetting this increase was lower production at one of our metallurgical coal mines and at contract miner operations, as both experienced geologic and equipment issues. Other revenues decreased $9.3 million compared to 2005 primarily due to a gain from a customer contract buyout in 2005.

In 2005, the increase in our total revenues of $161.7 million compared to 2004 resulted from sales price increases due to demand growth for both metallurgical and steam coal, partially offset by lower sales volumes. The decrease in sales volumes was primarily due to a decrease in production at two of our mines. Production at one of these mines decreased approximately one million tons as its final longwall panel was mined during the second half of the year, and production at the other mine decreased 0.8 million tons in 2005 compared to 2004 due to an additional longwall move in 2005 and geology and water conditions that resulted in lost production.

Operating Costs and Expenses

The increase of $184.5 million in operating costs for 2006 compared to 2005 includes $98.3 million resulting from the combining of KE Ventures, LLC, which was not combined in the prior year. In 2005 we owned a 49% interest in KE Ventures, LLC and reported our $16.9 million interest in the joint venture’s net income in “Income (loss) from equity affiliates.”

We pay various taxes and royalties that are indexed to our sales. The increase in sales during 2006 discussed above resulted in an increase in sales-related taxes and royalties of $35.0 million. Operating costs increased $28.5 million in 2006 due to production issues at one of our metallurgical coal mines as discussed previously. Roof control costs increased in 2006 due to an increase in the use of roof bolts and an increase in the cost of roof bolts.

Operating costs increased $129.2 million in 2005 compared to 2004 primarily due to higher contract miner costs and increases in the actuarially-determined cost of retiree healthcare. Costs for water intrusion and moving the longwall at one of our mines increased operating costs by $25.8 million compared to 2004. Geologic conditions at another mine delayed longwall development near the end of 2005 resulting in reduced volumes and an increase of $21.5 million in operating costs compared to 2004. Contract miners experienced delays in obtaining permits and some had difficulty meeting their employment needs due to a shortage of experienced miners in the region. These issues, combined with higher materials costs, increased costs at contract mining operations by approximately $23 million compared to the previous year. The increase in costs for retiree healthcare of $39.6 million were primarily the result of unfavorable claims experience and lower interest rates, which ultimately resulted in a higher retiree healthcare liability and higher amortization of the actuarial loss.

Our 2006 operating costs included approximately $45 million for certain retiree healthcare obligations that would have been assumed by Peabody had the proposed spin-off structure been in place at the beginning of 2006. For additional information see our “Unaudited Pro Forma Combined Statement of Operations” and the related notes to the unaudited pro forma statements.

Income (Loss) from Equity Affiliates

In 2006, the loss from equity affiliates primarily related to the reporting change for our interest in earnings of KE Ventures, LLC from an equity affiliate in prior years to combining the entity into our 2006 results, as discussed previously. In 2005 and 2004 income from equity affiliates included our then 49% interest in KE Ventures, LLC results. Income (loss) from equity affiliates included a loss of approximately $5 million for each of the years presented from our interest in a port loading facility in Virginia.

Net Income (Loss)

				Increase		Increase
				(Decrease)		(Decrease)
				to Net Income (Loss)		to Net Income (Loss)
	Year Ended December 31,			2005 from 2004		2006 from 2005
	2004	2005	2006	$	%	$	%
	(Dollars in thousands)

Segment Adjusted EBITDA	$85,423	$119,709	$92,133	$34,286	40.1%	$(27,576)	(23.0)%
Net gain on disposal or exchange of assets	5,764	57,042	78,631	51,278	889.6%	21,589	37.8%
Selling and administrative expenses	(58,491)	(57,123)	(47,909)	1,368	2.3%	9,214	16.1%
Depreciation, depletion and amortization	(63,191)	(66,583)	(87,069)	(3,392)	(5.4)%	(20,486)	(30.8)%
Asset retirement obligation expense	(27,262)	(15,572)	(24,327)	11,690	42.9%	(8,755)	(56.2)%
Interest expense
Intercompany	(4,960)	(4,961)	(5,778)	(1)	0.0%	(817)	(16.5)%
Third-Party	(8,882)	(5,566)	(6,130)	3,316	37.3%	(564)	(10.1)%
Interest income	918	1,553	1,417	635	69.2%	(136)	(8.8)%

Income (loss) before income taxes and minority interests	(70,681)	28,499	968	99,180	n/a	(27,531)	n/a
Income tax provision	—	—	—	—	n/a	—	n/a
Minority interests	(275)	—	(11,169)	275	n/a	(11,169)	n/a

Net income (loss)	$(70,956)	$28,499	$(10,201)	$99,455	n/a	$(38,700)	n/a

In 2006, our net loss was $10.2 million, a decrease of $38.7 million compared to net income of $28.5 million in 2005. Net income in 2005 increased $99.5 million compared to a net loss of $71.0 million in 2004. The decrease of net income in 2006 exceeded the decrease in Segment Adjusted EBITDA due to higher depreciation, depletion and amortization expense reflecting the acquisition of an additional interest in KE Ventures, LLC during the first quarter of 2006. The increase in net income in 2005 compared to 2004 exceeded the increase in Segment Adjusted EBITDA due to a gain on exchange of reserves and a decrease in asset retirement obligation expense following higher 2004 retirement obligation expenses that resulted from accelerated reclamation of certain closed mine sites.

Net Gain on Disposal or Exchange of Assets

In 2006, net gain on disposal of assets included sales of coal reserves and surface lands located in Kentucky and West Virginia with a combined gain of $66.6 million. In 2005, net gain on disposal or exchange of assets included a $37.4 million net gain from an exchange of coal reserves as part of a dispute settlement with a third-party supplier and a $6.2 million net gain on an asset exchange from which we received Illinois Basin coal reserves. In 2004, net gain on disposal of assets reflected sales of smaller coal reserve areas, land and equipment.

Selling and Administrative Expenses

Our historical selling and administrative expenses are based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on activity-based analysis, headcount, tons sold or revenues, as appropriate. In 2006, the decrease of $9.2 million compared to 2005 primarily related to the expansion of Peabody’s allocation base as other mining operations within Peabody grew, thus reducing our proportional share of the general corporate expenses. These allocated expenses are not necessarily indicative of the costs we would incur as a stand-alone company.

Depreciation, Depletion and Amortization

The increase in 2006 of $20.5 million compared to 2005 was primarily due to the combining of KE Ventures, LLC in 2006 and higher amortization of royalty rights. The increase in 2005 of $3.4 million compared to 2004 reflected increases to depletion and amortization primarily related to increased sales volume and activity at our Kentucky operations.

Asset Retirement Obligation Expense

The increase of $8.8 million in 2006 compared to 2005 related to accelerated reclamation work at closed mines and reclamation plan revisions for certain operating mines. The decrease of $11.7 million in 2005 compared to 2004 was due to additional expenses incurred in 2004 to accelerate the reclamation of certain closed mine sites. Reclamation cost estimates have been increasing in recent years due to rising costs for commodities and services related to reclamation work.

Interest Expense

Third-party interest expense primarily consists of fees related to providing surety bonds or letters of credit to guarantee workers compensation, reclamation, post-employment benefit, and lease obligations. In 2005, interest expense decreased $3.3 million compared to 2004 primarily reflecting Peabody’s utilization of less costly letters of credit to guarantee a major portion of its workers compensation obligations. Our capital structure will change following our spin-off from Peabody. See our “Unaudited Pro Forma Combined Financial Data” and our anticipated post-spin-off capital structure in “Liquidity and Capital Resources.”

Minority Interests

We acquired an effective controlling interest in KE Ventures, LLC during the first quarter of 2006, and began combining KE Ventures, LLC in our results in 2006. The portion of earnings that represent the interests of the minority owners are deducted from our income (loss) before income taxes and minority interests to determine net income (loss). The minority interest recorded in 2006 represents the share of KE Ventures, LLC earnings in which the minority holders are entitled to participate. Our proportional share of KE Ventures, LLC earnings was included in income (loss) from equity affiliates during 2005 and 2004, therefore no minority interest was recorded for KE Ventures, LLC in those years. Minority interests in 2004 are associated with a previous joint venture.

Outlook

Events Impacting Near-Term Operations

As discussed more fully under “Risk Factors,” our results of operations in the near-term could be negatively impacted by poor weather conditions, by unforeseen geologic conditions or equipment problems at mining locations, by the availability of transportation for coal shipments, and by the inability of contract miners to fulfill delivery terms of their contracts.

Global coal markets continue to grow, driven by increased demand from the growing economies of China, India and Brazil. China’s economy grew 11.1% in the first quarter of 2007 compared to 2006 as published by the National Bureau of Statistics of China. Domestically, the U.S. economy grew at an annual rate of 2.5% based on fourth quarter 2006 data as reported by the U.S. Commerce Department.

Appalachian prices appear to be strengthening, as overall production in Appalachia in the first four months of 2007 declined 8% compared to the same period in 2006. A recent court ruling related to future valley fill permits in the region may also negatively impact production of surface-mined coal in the region. Further, as prices for emission allowances continue to fall, pricing generally strengthens for our medium-sulfur and high-sulfur coal. Metallurgical coal continues to sell at a significant premium to steam coal and we expect to capitalize on the strong global market for metallurgical coal through production and sales of metallurgical coal from our operations.

In the first half of 2007, we expect that our results will be impacted by planned outages including a temporary idling of one mine in response to a short-term customer shut down, longwall moves and geologic issues. Partially offsetting these challenges is the expected ramp-up of operations at the new contractor-operated Black Stallion Mine.

Our union labor is represented by the UMWA. Our Appalachian UMWA-represented workers operate under a recently signed, five-year labor agreement expiring December 31, 2011. This contract mirrors the 2007 NBCWA and stipulates a $1.50 per hour increase to wages effective January 1, 2007 and a total wage increase of $4.00 per hour over the life of the agreement along with other increases in labor costs. Compliance with the new labor agreement is expected to add approximately $27.5 million to operating costs in 2007. The approximately 350 represented workers at our Illinois Basin Highland Mine operate under a contract that expires on December 31, 2007.

Long-Term Outlook

Our outlook for coal markets is positive. We believe strong coal markets will continue worldwide, as long as growth continues in the U.S., Asia and other industrialized economies that are increasing coal demand for electricity generation and steelmaking. Approximately 115 gigawatts of new coal-fueled electricity generating capacity is scheduled to come on line around the world over the next three years, and EIA projects an additional 140 gigawatts of new U.S. coal-fueled generation by 2030, which by itself represents more than 500 million tons of additional coal demand.

We are targeting 2007 sales volume of 23 to 27 million tons, including 5 to 7 million tons of metallurgical coal. As of December 31, 2006, our unpriced planned production for 2007 was 5 to 6 million tons, and our total unpriced planned production for 2008 was 12 to 14 million tons.

In addition to market conditions, our results of operations could be impacted by our ability to secure or acquire high-quality coal reserves; find replacement buyers for coal under contracts with comparable terms to existing contracts; the passage of new or expanded regulations that could limit our ability to mine, increase our mining costs, or limit our customers’ ability to utilize coal as fuel for electricity generation. We may also encounter poor geologic conditions, lower third-party contract miner performance or unforeseen equipment problems that limit our ability to produce at forecasted levels. If upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. We are experiencing increases in operating costs related to steel-related products (including roof control), replacement parts, belting products, contract mining and healthcare, and have taken measures to attempt to mitigate the increases in these costs. Management plans to aggressively control costs and operating performance to mitigate external cost pressures and geologic conditions. In addition, historically low long-term interest rates also have a negative impact on expenses related to our actuarially determined, employee-related liabilities. See “Risk Factors” for additional considerations regarding our outlook.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Employee-Related Liabilities

We have significant long-term liabilities for our employees’ postretirement benefit costs and workers’ compensation obligations. Detailed information related to these liabilities is included in Notes 11 and 13 to our combined financial statements. Expense for the year ended December 31, 2006 for these liabilities totaled $119.7 million, while payments were $121.9 million.

Our postretirement benefit and certain components of our workers’ compensation obligations are actuarially determined, and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. Our discount rate is determined by utilizing a hypothetical bond portfolio model which approximates the future cash flows necessary to service our liabilities. We make assumptions related to future trends for medical care costs in the estimates of retiree healthcare and work-related injuries and illnesses obligations. Our medical trend assumption is developed by annually examining the historical trend of our cost per claim data.

If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Moreover, regulatory changes could increase our obligation to satisfy these or additional obligations. Our most significant employee liability is postretirement healthcare, and assumed discount rates and healthcare cost trend rates have a significant effect on the expense and liability amounts reported for healthcare plans. Below we have provided two separate sensitivity analyses to demonstrate the significance of these assumptions in relation to reported amounts. For each of these sensitivity analyses we are providing information related to the expenses and liabilities on a historical basis and on a pro forma basis, giving effect to the assumption by Peabody of certain of these retiree healthcare liabilities as part of the spin-off agreements. See “Unaudited Pro Forma Combined Financial Data ” for more details concerning Peabody’s assumption of these liabilities.

Healthcare cost trend rate:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease
	(Dollars in thousands)

Historical basis:
Effect on total service and interest cost components(1)	$7,509	$(5,136)
Effect on total postretirement benefit obligation(1)	151,497	(127,290)
Pro forma basis:
Effect on total service and interest cost components(1)	$3,477	$(3,076)
Effect on total postretirement benefit obligation(1)	77,986	(65,118)

Discount rate:

	One-Half	One-Half
	Percentage-	Percentage-
	Point Increase	Point Decrease
	(Dollars in thousands)

Historical basis:
Effect on total service and interest cost components(1)	$1,450	$(1,729)
Effect on total postretirement benefit obligation(1)	(63,896)	67,408
Pro forma basis:
Effect on total service and interest cost components(1)	$678	$(838)
Effect on total postretirement benefit obligation(1)	(32,247)	34,169

(1)	In addition to the effect on total service and interest cost components of expense, changes in trend and discount rates would also increase or decrease the actuarial gain or loss amortization expense component. The gain or loss amortization would approximate the increase or decrease in the obligation divided by 8.47 years at December 31, 2006.

On a historical basis, we also participate in a non-contributory defined benefit pension plan that is sponsored by Peabody and accounted for on an actuarial basis. Although we do not carry this liability on our historical combined balance sheets, we do receive a proportional allocation of the actuarial-based expense based on the number of plan participants. The calculation of the liability and corresponding expense are subject to the same assumptions and judgments discussed above for the retiree healthcare and workers compensations plans. Expense for the year ended December 31, 2006 related to this liability totaled

$3.7 million. We will not assume these pension liabilities at the spin-off; therefore, we will not continue to incur the related expenses.

Asset Retirement Obligations

Our asset retirement obligations primarily consist of spending estimates for surface land reclamation and support facilities at both underground and surface mines in accordance with federal and state reclamation laws as defined by each mining permit. Asset retirement obligations are determined for each mine using various estimates and assumptions including, among other items, estimates of disturbed acreage as determined from engineering data, estimates of future costs to reclaim the disturbed acreage, the timing of these cash flows, and a credit-adjusted, risk-free rate. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the reclamation activities), the obligation and asset are revised to reflect the new estimate after applying the appropriate credit-adjusted, risk-free rate. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could be materially different than currently estimated. Moreover, regulatory changes could increase our obligation to perform reclamation and mine closing activities. Asset retirement obligation expense for the year ended December 31, 2006, was $24.3 million, and payments totaled $21.2 million. See detailed information regarding our asset retirement obligations in Note 10 to our combined financial statements.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In our annual evaluation of the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in our annual evaluation of our valuation allowance, we may record a change in valuation allowance through income tax expense in the period such determination is made.

We establish reserves for tax contingencies when, despite the belief that our tax return positions are fully supported, certain positions are likely to be challenged and may not be fully sustained. The tax contingency reserves are analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances, such as the progress of federal and state audits, case law and emerging legislation. Our effective tax rate includes the impact of tax contingency reserves and changes to the reserves, including related interest. We establish the reserves based upon management’s assessment of exposure associated with permanent tax differences (i.e. tax depletion expense, etc.) and certain tax sharing agreements. We are subject to federal audits for several open years due to our previous inclusion in multiple combined groups and the various parties involved in finalizing those years. Additional details regarding the effect of income taxes on our combined financial statements is available in Note 8.

Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN No. 48) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006 (January 1, 2007 for us) and will not have a material impact on our financial results.

Revenue Recognition

In general, we recognize revenues when they are realizable and earned. We generated 99% of our revenue in 2006 from the sale of coal to our customers. Revenue from coal sales is realized and earned when risk of loss passes to the customer. Coal sales are made to our customers under the terms of coal supply agreements, most of which have a term of one year or more. Under the typical terms of these coal supply agreements, risk of loss transfer to the customer at the mine or port, where coal is loaded to the rail, barge, ocean-going vessel, truck or other transportation source(s) that deliver(s) coal to its destination.

With respect to other revenues, other operating income, or gains on asset sales recognized in situations unrelated to the shipment of coal, we carefully review the facts and circumstances of each transaction and apply the relevant accounting literature as appropriate, and do not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Liquidity and Capital Resources

Our primary sources of cash include sales of our coal production to customers and sales of non-core assets and financing transactions. Our primary uses of cash include our cash costs of coal production, capital expenditures, interest costs and costs related to past mining obligations as well as acquisitions. Our ability to pay future dividends, service our debt (interest and principal) and acquire new productive assets or businesses is dependent upon our ability to continue to generate cash from the primary sources noted above in excess of the primary uses. We expect to fund all of our capital expenditure requirements with cash generated from operations or borrowed funds as necessary.

Net cash used in operating activities was $15.4 million for the year ended December 31, 2006, compared to cash provided by operating activities of $15.9 million for the year ended December 31, 2005. This decrease in cash flows from operating activities primarily related to lower income in 2006 compared to 2005. On a pro forma basis, our 2006 cash flows from operating activities would have been approximately $73 million higher due to Peabody’s assumption of certain retiree healthcare liabilities and higher revenues due to Peabody’s agreement to increase the price paid to us under a major existing coal sales agreement to be more reflective of anticipated long-term market pricing for similar quality coal.

Net cash used in investing activities was $3.3 million for the year ended December 31, 2006 compared to $27.6 million used in the prior year. The decrease in cash utilization reflected lower capital expenditures of $16.6 million and an increase to net proceeds from asset disposals of $34.7 million, partially offset by the acquisition of an additional interest in KE Ventures, LLC for $44.5 million, offset by higher net borrowings from our Parent of $17.6 million. Capital expenditures primarily included the development of new mines.

Net cash provided by financing activities was $18.6 million during the year ended December 31, 2006, compared to $11.5 million in 2005. In 2006, our Parent contributed $44.5 million for the acquisition of our additional interest in KE Ventures, LLC and we repaid KE Ventures, LLC’s outstanding bank debt of $23.8 million. In 2005, we granted notes totaling $11.5 million to our counterparties in relation to the exchange of assets for Illinois Basin coal reserves.

Our total historical indebtedness consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

6.25% Promissory Notes	$11,459	$12,365
Notes Payable	—	8,357

Total	$11,459	$20,722

The 6.25% promissory notes were issued in conjunction with an exchange transaction involving the acquisition of Illinois Basin coal reserves. Annual installments of $1.7 million on the notes for principal and interest are payable beginning in January 2008 and running through January 2017. The remaining notes payable represent long-term debt outstanding at KE Ventures, LLC and are obligations with the partners of the joint venture other than us. These notes are payable on demand by the partners but subordinated to other long-term debt obligations to the Group. The partners have suspended interest on the notes. At the spin-off, all intercompany debt between Peabody and us will be settled and there will be no intercompany debt continuing thereafter. At December 31, 2006, we have a net intercompany receivable (both notes and demand balances) of $45.8 million.

Upon the spin-off, we anticipate entering into one or more credit facilities, including a revolving credit facility, in order to provide for our working capital requirements, to support letters of credit and for other general corporate requirements, including the financing of acquisitions. Our credit facilities will be utilized to replace certain Peabody letters of credit and surety bonds currently in place with respect to Patriot obligations. We currently estimate that this initial usage will be approximately $300 million.

We expect our bank credit facilities will be secured by a first lien on our assets, including, but not limited to, property, plant, equipment and mine development and accounts receivable. The bank credit facilities are expected to contain certain customary financial covenants limiting our total indebtedness (maximum leverage ratio) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratio) as well as contain certain limitations on additional debt, future dividends and asset sales. We also expect that the terms of the new credit facilities will contain certain customary events of default, which generally give the lender the right to accelerate payments of outstanding debt. Customary events of default include failure to maintain required ratios, failure to make principal, interest or fee payments within a grace period, and exceeding set thresholds of aggregate indebtedness set within the debt covenants.

We do not anticipate that we will pay cash dividends on our common stock in the near term following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will be dependent upon debt covenant limitations, our financial condition and future earnings, our capital, legal and regulatory requirements, and other factors our Board deems relevant.

Contractual Obligations

	Payments Due by Year
	Within	2–3	4–5	After
	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Historical basis:
Long-term debt obligations (principal and interest)	$—	$11,757	$3,400	$10,200
Capital lease obligations (principal and interest)	—	—	—	—
Operating leases obligations	26,223	40,138	31,286	11,648
Unconditional purchase obligations(1)	25,567	—	—	—
Coal reserve lease and royalty obligations	17,248	26,268	13,440	9,311
Other long-term liabilities(2)	131,489	257,639	283,253	925,525

Total contractual cash obligations	$200,527	$335,802	$331,379	$956,684

Patriot pro forma basis:
Total contractual cash obligations(3)	$146,608	$228,875	$226,108	$595,353

(1)	We have purchase agreements with approved vendors for most types of operating expenses. However, our specific open purchase orders (which have not been recognized as a liability) under these purchase agreements, combined with any other open purchase orders, are not material. The commitments in the table above relate to significant capital purchases.

(2)	Represents long-term liabilities relating to our postretirement benefit plans, work-related injuries and illnesses and mine reclamation and end-of-mine closure costs.

(3)	In conjunction with the spin-off, Peabody has agreed to pay certain retiree healthcare liabilities related to our business, which we estimate had a present value of $627.4 million as of December 31, 2006.

As of December 31, 2006, we had $25.6 million of purchase obligations for capital expenditures. Total capital expenditures for 2007 are expected to range from $57.0 million to $67.0 million and relate to replacement, improvement, or expansion of existing mines. Approximately $16 million of the expenditures relate to safety equipment that will be utilized to comply with recently issued federal and state regulations.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our combined balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Peabody has used a combination of surety bonds, corporate guarantees (i.e. self bonds) and letters of credit to secure our financial obligations for reclamation, workers’ compensation, postretirement benefits and lease obligations as follows as of December 31, 2006:

			Workers’	Retiree
	Reclamation	Lease	Compensation	Healthcare
	Obligations	Obligations	Obligations	Obligations	Other(1)	Total
	(Dollars in thousands)

Self bonding	$48,737	$—	$—	$—	$2,418	$51,155
Surety bonds	85,499	—	23,390	—	12,140	121,029
Letters of credit	1,389	20,282	122,771	119,397	53,841	317,680

	$135,625	$20,282	$146,161	$119,397	$68,399	$489,864

(1)	Includes financial guarantees primarily related to joint venture debt as described below and collateral for surety companies.

As a stand-alone entity, our profile for surety bond and letter of credit requirements to secure these various obligations will be different than our historical profile as Peabody subsidiaries.

We expect to replace self-bonding with surety bonds, eliminate lease obligation requirements and reduce our guarantee on retiree healthcare obligations due to recent changes in the provisions of the Coal Act. We estimate the impact will result in an increase in surety bond requirements to approximately $175 million and a decrease in letter of credit requirements to approximately $300 million. Based on our estimate of these changes and an overall increase to our fee structure as compared to Peabody for these security instruments, we expect that annual costs for our security requirements will be higher than the amounts included in our historical financial statements. We are initially estimating an increase in annual costs of approximately $6 million over the amounts in our historical financial statements.

We own a 30.0% interest in Dominion Terminal Associates, a partnership that leases a coal export terminal from the Peninsula Ports Authority of Virginia under a 30-year lease that permits the partnership to purchase the terminal at the end of the lease term for a nominal amount. The partners have severally (but not jointly) agreed to make payments under various agreements, which in the aggregate provide the partnership with sufficient funds to pay rents and to cover the principal and interest payments on the floating-rate industrial revenue bonds issued by the Peninsula Ports Authority, and which are supported by letters of credit from a commercial bank. As of December 31, 2006, our maximum reimbursement obligation to the commercial bank was in turn supported by a letter of credit totaling $42.8 million. Based on the commitment of our subsidiaries, we accrued a noncurrent liability of $19.9 million and $18.8 million as of December 31, 2006 and December 31, 2005, respectively.

In relation to an exchange transaction involving the acquisition of the Illinois Basin coal reserves discussed in Note 3 to our combined financial statements, we guaranteed bonding for a partnership in which we formerly held an interest. The aggregate amount that we guaranteed was $2.8 million and the fair value of the guarantee recognized as a liability was $0.4 million as of December 31, 2006. Our obligation under the guarantee extends to September 2015.

We have unconditionally and jointly and severally guaranteed the payment of principal, premium, if any, and interest on certain indebtedness of Peabody. In connection with the spin-off, Peabody will obtain a release of our guarantee.

Newly Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). For fiscal years ending after December 15, 2006, SFAS No. 158 requires recognition of the funded status of pension and other postretirement benefit plans (an asset for overfunded status or a liability for underfunded status) in a company’s balance sheet. In addition, the standard requires recognition of actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106 when determining a plan’s funded status, with a corresponding charge to accumulated other comprehensive income (loss).

We adopted SFAS No. 158 on December 31, 2006, and as a result, recorded a noncurrent liability of $322.1 million, which reflected the total underfunded status of the retiree healthcare and workers’ compensation plans. The funded status of each plan was measured as the difference between the fair value of the assets and the projected benefit obligation. SFAS No. 158 did not impact net income. The impact to the balance sheet was as follows (see Notes 11 and 13 to our combined financial statements for additional details):

	Before Application		After Application of
	of SFAS No. 158	Adjustments	SFAS No. 158
	(Dollars in thousands)

Historical basis:
Workers’ compensation obligations	$216,866	$(9,006)	$207,860
Accrued postretirement benefit costs(1)	807,923	331,094	1,139,017
Obligation to industry fund	25,593	33	25,626
Total liabilities(1)	1,551,355	322,121	1,873,476
Accumulated other comprehensive loss(1)	—	(322,121)	(322,121)
Total invested capital (deficit)(1)	(358,279)	(322,121)	(680,400)
Patriot pro forma basis:
Workers’ compensation obligations	$216,866	$(9,006)	$207,860
Accrued postretirement benefit costs(1)	556,437	251,367	807,804
Obligation to industry fund	25,593	33	25,626
Total liabilities(1)	1,205,209	242,394	1,447,603
Accumulated other comprehensive loss(1)	—	(242,394)	(242,394)
Total invested capital(1)	323,690	(242,394)	81,296

(1)	In conjunction with the spin-off, Peabody has agreed to pay certain retiree healthcare obligations related to our business, which we estimate had a present value of $627.4 million as of December 31, 2006.

Accounting Pronouncements Not Yet Implemented

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN No. 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006 (January 1, 2007 for the Company). Any adjustments required upon the adoption of this interpretation must be recorded directly to retained earnings in the year of adoption and reported as a change in accounting principle. The adoption of FIN No. 48 will not have a material impact on our results of operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

The potential for changes in the market value of our coal portfolio is referred to as “market risk.” Due to lack of quoted market prices and the long term, illiquid nature of the positions, we have not quantified market risk related to our portfolio of coal supply agreements. We manage our commodity price risk for our long-term coal contract portfolio through the use of long-term coal supply agreements, rather than through the use of derivative instruments. We sold 85% of our sales volume under coal supply agreements with terms of one year or more during 2006. As of December 31, 2006, our total unpriced planned production for 2007 was 5 to 6 million tons, and our total unpriced planned production for 2008 was 12 to 14 million tons.

Credit Risk

A major portion of our revenues are generated through sales to a marketing affiliate of Peabody, and subsequent to the spin-off we will continue to supply coal to Peabody on a contract basis, so Peabody can meet its commitments under pre-existing customer agreements sourced from our operations. Our remaining sales will be made directly to electric utilities, industrial companies and steelmakers. Therefore, our concentration of credit risk is primarily with Peabody, as well as electric utilities and steelmakers. Our policy is to independently evaluate each customer’s creditworthiness prior to entering into transactions and to constantly monitor the credit extended. In the event that we engage in a transaction with a counterparty that does not meet our credit standards, we will protect our position by requiring the counterparty to provide appropriate credit enhancement. When appropriate (as determined by our credit management function), we have taken steps to reduce our credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk of failure to perform under their contractual obligations. These steps include obtaining letters of credit or cash collateral, requiring prepayments for shipments or the creation of customer trust accounts held for our benefit to serve as collateral in the event of a failure to pay. Additionally, we have $52.4 million in notes receivable outstanding from counterparties in the sale of coal reserves and surface lands discussed above.

COAL INDUSTRY OVERVIEW

We obtained the information provided in this “Coal Industry Overview” regarding future coal consumption and future coal market prices from EIA, the independent statistical and analytical agency within the U.S. Department of Energy, as well as Energy Ventures Analysis, Inc. (EVA), BP Statistical Review (BP), Barlow Jonker, Platts Energy Advantage, MSHA and the National Mining Association (NMA). EIA bases its forecasts on assumptions about, among other things, trends in various economic sectors (residential, transportation, industrial, etc.), economic growth rates, technological improvements and demand for other energy sources.

Introduction/Overview

Coal is one of the world’s most abundant, efficient and affordable natural resources whose primary use is fuel for electricity generation. Coal is also used by steel companies in the steelmaking process, and by industrial users to power their production facilities. In the United States, coal has consistently comprised 50% or more of the electricity generation fuel mix since 1980. EIA projects that annual coal consumption will increase by 57% between 2005 and 2030 to 1.8 billion tons per year, even as electricity generators are required to reduce their levels of emissions under current regulations.

Coal is the dominant fuel for electricity generation because of its relatively low cost and availability throughout the United States. Fuel is the largest variable cost component involved in electricity generation. EIA estimates relative delivered cost of oil, natural gas, and coal as $7.92 per million Btu, $6.82 per million Btu, and $1.70 per million Btu, respectively, during 2006.

The other major market for coal is the steel industry. The type of coal used in steelmaking is referred to as “metallurgical coal”. When making steel in an integrated steel mill, two of the key raw ingredients are iron ore and coke. Coke is the substance formed when metallurgical coal is heated in a coking oven to a very high temperature in the absence of air.

Metallurgical coal is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btus), and therefore can alternatively be used by utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the opportunity to select the market that provides maximum revenue. The price offered for metallurgical coal by steelmakers for its coke making attributes is typically higher than the price offered by utility coal buyers that typically value only the Btu, ash and sulfur content of steam coal. U.S. metallurgical coal reserves are predominately concentrated in Appalachia. Barlow Jonker estimates that Appalachia supplied 13% of 2005 globally traded metallurgical coal. Substantially all U.S. metallurgical coal exports are sourced from Appalachia.

According to BP, the United States contains the largest coal reserves in the world, equivalent to an estimated 240 years of supply based on current usage rates. By comparison, U.S. natural gas reserves amount to less than 10 years of supply based on most recently available usage rates. The United States is also the world’s second largest coal producer with approximately 1.15 billion tons in 2006.

Industry Trends

In recent years, the U.S. coal industry has experienced several significant trends including:

Growth in Coal Consumption

According to EIA, coal consumption in the United States increased 25% between 1990 and 2005, from 0.9 billion tons to 1.1 billion tons. The largest driver of higher coal consumption during this period was increased demand for electricity, stemming from a 34% rise of electricity production by domestic electric power producers and 31% growth of coal consumption by domestic electric power producers. Coal consumption is expected to expand as demand for electricity continues to increase.

Construction of New Coal-Fueled Power Plants

The EIA projects that 140 gigawatts of new U.S. coal-fueled electric generation capacity will be needed by 2030 to meet growing demand for electricity. The U.S. Department of Energy’s National Energy Technology Laboratory (NETL) tracks approximately 150 proposed coal-fueled plants comprising approximately 90 gigawatts of electric generation, a nearly 30% increase over current coal-fueled generating capacity. These proposed facilities would require approximately 300 million tons of annual coal demand if all were constructed. The number of facilities tracked by NETL that will ultimately be placed in service is difficult to determine at this time; however, the completion of all 90 gigawatts would satisfy only two-thirds of the projected need.

Gains in Mining Productivity

According to EIA, the number of operating mines declined 53% over the past 15 years, as U.S. coal production increased approximately 14%. During that same period, average coal mine productivity (tons per employee hour) improved 56%. This increased productivity was due to increased mining from large surface operations in the western United States, changes in work practices and new technologies.

The productivity rate for Appalachia and the Illinois Basin has increased by 20% since 1991 (3.44 tons per employee per hour in 2005, compared with 2.86 in 1991). During this same period, total tons produced from these regions decreased by 17%, while the number of mines declined by a much higher 54% rate. The increase in productivity, driven by advances in technology and mining practices, more than offset increasingly difficult geologic conditions.

Coal Conversion Technologies

Coal conversion technologies offer expanded market opportunities for coal through coal-to-gas and coal-to-liquids projects. These technologies are currently in use in other areas of the world and are now reaching the U.S. The recent rise in the price of oil and natural gas combined with an increasing focus on domestic energy security has spurred bipartisan introduction of clean coal technologies legislation that, if enacted as proposed, includes financial assistance and funding to encourage development. New markets for coal driven by conversion technologies would enhance long-term fundamentals for the coal industry.

Industry Consolidation

The U.S. coal industry has experienced significant consolidation over the last 15 years. In 2005, the five largest coal producers controlled over 53% of coal produced in the United States, compared to just 36% in 1995 and 25% in 1990. Weaker coal prices in the late 1990s forced many smaller operators to sell or shut down their operations. Despite increased consolidation, the industry still remains relatively fragmented, particularly in Appalachia where approximately 87% of U.S. mines are located.

Air Quality Standards

Between 1990 and 2005, permitted levels of emissions of sulfur dioxide and nitrogen oxide were reduced 32% and 53%, respectively. Coal-fueled electric power generators are currently required to comply with emissions requirements through the use of lower sulfur coal, either exclusively or by blending with higher sulfur coal, the installation of pollution control devices to reduce emissions from higher sulfur coal, the purchase or trade of emission credits or the reduction of electricity generating levels. CAIR will further lower sulfur dioxide emission levels in 2010, and again in 2015. Nitrogen oxide emission levels will be reduced in 2009 and 2015. CAMR imposes requirements to reduce mercury emission levels by 2010 and 2018. These new standards are expected to result in broader installation of pollution control devices, which will further expand markets for higher sulfur coal products.

Coal Markets

EIA estimates that approximately 1.1 billion tons of coal was consumed in the United States in 2006 and expects domestic consumption to grow to 1.8 billion tons by 2030. Demand from domestic electricity generators, currently accounting for more than 90% of domestic consumption, is projected to increase to 1.57 billion tons by 2030.

Projected U.S. Coal Consumption

							Growth
							2005-
	2005	2010	2015	2020	2025	2030	2030
	(Million short tons per year)

Electric Power	1,039	1,104	1,178	1,262	1,411	1,570	51%
Coke Plants	23	22	21	21	21	21	(9)%
Other Industrial	61	64	62	63	63	64	5%
Residential and Commercial	5	5	5	5	5	5	0%
Coal-to-Liquids	—	—	16	26	82	112	n/a

Total	1,128	1,195	1,282	1,377	1,582	1,772	57%

Source:	EIA Annual Energy Outlook 2007

Table A 15 Coal Supply, Disposition and Prices — Reference Case

Coal Regions

Coal is mined from coalfields throughout the United States, with the major production centers located in Appalachia, the Illinois Basin, the Powder River Basin and other western coalfields.

Appalachia

Central Appalachia, including central and southern West Virginia, eastern Kentucky and southwestern Virginia is the second largest coal producing region in the United States. From 2000 to 2005, according to EVA, the Central Appalachia region experienced a 10% decline in production, from 263 million tons to 236 million tons. This decline, which resulted primarily from the depletion of economically attractive reserves, permitting issues and increasing costs of production, was partially offset by production increases in southern West Virginia due to the expansion of surface mines. The region has experienced consolidation in the past several years due to growth and strong competition from western coal, driven by increasing use of lower sulfur coal. While production is expected to decline over the next five years due to permitting issues and increasingly challenging geology, demand for coal from existing operations should remain strong. Central Appalachian operators market more than 70% of their coal to electricity generators, principally in the eastern seaboard region of the United States.

Central Appalachia is the primary source of high quality, low, mid and high volatile metallurgical coal. This coal has high fluidity levels, low sulfur content and is in demand in both the United States and export coal markets, including Europe and South America. According to Barlow Jonker, globally traded metallurgical coal demand is forecast to grow from 235 million tons in 2006 to approximately 320 million tons by 2015.

Steam coal in Central Appalachia has an average heat content of 12,500 Btu per pound and is generally low sulfur. Metallurgical quality coal from this region has heat content up to 14,000 Btu per pound and can provide a premium product to certain utility customers.

Northern Appalachia, including western Pennsylvania, southeastern Ohio and northern West Virginia, is another major coal producing region in the eastern United States. Production in the region was approximately 138 million tons in 2005. Much of the production in this region is concentrated in a few highly productive longwall mining operations in southwestern Pennsylvania and northern West Virginia. Despite its sulfur content of 1.5% to 3.0%, which is considered medium to high sulfur coal, coal from the Pittsburgh seam produced from these mines is considered attractive to electricity generators because of its high heat content, typically in excess of 13,000 Btu per pound. Demand for coal from this region is expected to grow approximately 14% between 2005 and 2010, according to EVA. Markets for this coal are expected to increase due to the installation of scrubbers required to meet emissions regulations.

Illinois Basin

The Illinois Basin, including Illinois, southern Indiana and western Kentucky, is the major coal production center in the midwestern United States. There has been significant consolidation among coal producers in the Illinois Basin over the past several years. From 2000 to 2005, according to EVA, the Illinois Basin experienced a modest increase in production to 93 million tons. With the installation of scrubbers and possible future markets for coal from coal conversion technology applications, the Illinois Basin is expected to see demand rising more than 25% by 2010 and nearly 70% by 2025. This region has ample reserves to serve the growing demand. Current production quality ranges from 9,000 to 12,700 Btu per pound and 0.8% to 4.5% sulfur, with production averaging approximately 11,400 Btu per pound and 2.5% sulfur.

Regional Coal Markets

The following table indicates the historical and projected demand by coal region.

U.S. Coal Demand by Production Region

							CAGR(1)
							2005-
	2000	2005	2010	2015	2020	2025	2025
	(Million short tons per year)

Central Appalachia	263	236	187	179	173	173	(1.5)%
Northern Appalachia	137	138	157	155	161	164	0.9%
Southern Appalachia	21	22	14	13	13	12	(2.7)%
Illinois Basin	90	93	118	142	147	157	2.7%
Powder River Basin	362	430	519	578	633	702	2.5%
Other Western	206	211	206	221	228	244	0.7%
Import	13	29	39	42	50	59	3.6%
Anthracite	2	2	1	1	1	1	(3.2)%

Total	1,094	1,161	1,241	1,331	1,406	1,512	1.3%

Source:	EVA COALCAST: Long-Term Outlook for Coal and Competing Fuels, Fall 2006

Exhibit 3-27 Forecast of Coal Supply

(1)	Compound annual growth rate

Coal Prices

Coal prices vary dramatically by region and are determined by a number of factors. The two principal components of the delivered price of coal are the price of coal at the mine, which is influenced by mine operating costs and coal quality, and the cost of transporting coal from the mine to the point of use. Electricity generators purchase coal principally on the basis of its delivered cost per million Btu.

Price at the Mine

The price of coal at the mine is influenced by the customers’ ability to use alternative fuels as well as costs, which in turn reflect geological characteristics such as seam thickness, overburden ratios and depth of underground reserves. Coal in the Appalachian region is generally characterized by thinner coal seams and higher overburden ratios, leading to higher costs of extraction versus other regions of the United States. Appalachian coal typically commands higher prices than coal from other U.S. basins as a result of its heat content and proximity to the largest concentration of electricity generators.

In addition to the cost of mine operations, the price of coal at the mine is also a function of quality characteristics such as heat value and sulfur, ash and moisture content. Metallurgical coal has certain coking characteristics and in our experience has been priced at a premium to steam coal.

Transportation Costs

Coal used for domestic consumption is generally sold free on board (FOB) at the mine and the purchaser normally bears the transportation costs. Export coal, however, is usually sold at the loading port, and coal producers are responsible for shipment to the export coal-loading facility and the buyer typically pays the ocean freight. Most electricity generators arrange long-term shipping contracts with rail or barge companies to assure stable delivered costs. Transportation can be a large component of the buyer’s delivered cost. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer considers total delivered price in coal sourcing decisions. According to NMA, in 2004, at least 75% of all U.S. coal was shipped by rail or barge. Trucks and overland conveyors haul coal over shorter distances, while lake carriers and ocean vessels move coal to export markets. Some domestic coal is shipped over the Great Lakes. Railroads move more coal than any other product, and in 2004, coal accounted for 20% of total U.S. rail freight revenue and more than 40% of total freight tonnage. In 2006, Patriot shipped approximately 64% of its 24.3 million tons sold by rail, 26% by barge and 10% by truck.

Coal Characteristics

There are four types of coal: bituminous, subbituminous, anthracite and lignite. Each has characteristics that make it more or less suitable for different end uses. In general, coal of all geological composition is characterized by end use as either “steam coal” or “metallurgical coal,” sometimes known as “met coal.” Steam coal is used by electricity generators and by industrial facilities to produce steam, electricity or both. Metallurgical coal is used to make coke, which is in turn used in the production of steel. Heat value and sulfur content are key coal characteristics, particularly in the selection of products by steam coal users.

Heat Value

The heat value of coal is commonly measured in Btu per pound of coal. A Btu is the amount of heat needed to raise one pound of water one degree Fahrenheit. Coal found in Appalachia and the Illinois Basin tends to have a heat content ranging from 10,000 to 15,000 Btu per pound. Most coal found in the western United States ranges from 8,000 to 10,000 Btu per pound. The weight of moisture in coal, as sold, is included in references to Btu per pound of coal in this information statement, unless otherwise indicated.

Sulfur Content

Sulfur content is generally characterized as low, medium or high, reflecting the pounds of sulfur per million Btu, or as a percentage of the product. Low sulfur refers to less than 1.5% of sulfur content and is generally found in coal from Central Appalachia, Colorado and the Powder River Basin. Medium (1.5% to 2.0%) and high-sulfur (greater than 2.0%) coal are located primarily in Northern Appalachia and the Illinois Basin.

Coal combustion produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. The lower emissions standards of CAIR are expected to require advanced emission control equipment on both existing coal-based electric generating stations, as well as new facilities, to handle the sulfur content of even the lowest sulfur coal.

Coal Mining Techniques

Coal mining operations commonly use four distinct techniques to extract coal from the ground. The most appropriate technique depends upon coal seam characteristics such as geology and recoverable reserve base. Drill hole data is used initially to define the size, depth and quality of the coal reserve area before committing to a specific extraction technique. All coal mining techniques rely heavily on technology; consequently, technological improvements have resulted in increased productivity. The four most common mining techniques are continuous mining, longwall mining, truck-and-shovel mining and dragline mining. Our operations utilize continuous mining, longwall and truck-and-shovel methods.

Once coal is mined, it is often crushed, sized and washed in preparation plants where the product consistency, heat content and other quality characteristics are improved. This process involves removing impurities and possibly blending it with other coal to match customer specifications.

Continuous Mining

Continuous mining is an underground mining method in which airways and transportation entries are developed by continuous mining machines, leaving “pillars” to support the roof. Pillars may subsequently be extracted to maximize the reserve recovery. Shuttle cars or other similar equipment transport coal from the continuous miners at the face to a conveyor belt for transport to the surface. This method is often used to mine smaller coal reserves or thin seams.

The following diagram illustrates our typical underground mining operation using continuous mining techniques:

Longwall Mining

Longwall mining is an underground mining method that uses hydraulic shields, varying from five feet to 12 feet in height, to support the roof of the mine while a shearing machine traverses the coal face removing a two to three foot slab of coal with each pass. An armored face conveyer then moves the coal to a standard deep mine conveyer system for delivery to the surface. Continuous mining is used to develop access to long rectangular panels of coal, which are then mined with longwall equipment, allowing controlled subsidence behind the retreating machinery. Longwall mining is highly productive, but it is effective only for large blocks of medium to thicker coal seams. High capital costs associated with longwall mining demand a large, contiguous reserve base. Seam recovery using longwall mining is typically higher, and productivity is significantly higher, than continuous mining methods.

The following diagram illustrates a typical underground mining operation using longwall mining techniques:

Truck-and-Shovel Mining

Truck-and-shovel mining is a surface mining method that uses large electric- or diesel-powered shovels to remove overburden, which is used to backfill pits after coal removal. Shovels load coal into haul trucks for transportation to the preparation plant or transportation loading facility. Productivity depends on equipment, geological composition and the ratio of overburden to coal.

BUSINESS

We are a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. We are also a leading U.S. producer of metallurgical quality coal. We and our predecessor companies have operated in these regions for more than 50 years. In 2006, we sold 24.3 million tons of coal, including 77% for electricity generation and 23% for steel production. We control approximately 1.4 billion tons of proven and probable coal reserves. Our reserve base includes premium coking coal and medium and high-Btu steam coal, with low, medium and high sulfur content. We believe we are well positioned to meet customers’ increasing demand for various products, given the diverse coal qualities available in our reserve base.

Our operations consist of eight company-operated mines, two joint venture mines and numerous contractor-operated mines serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. We own a 30.0% interest in Dominion Terminal Associates, which operates a coal transloading terminal at Newport News, Virginia. We ship coal to electric utilities, industrial users and metallurgical coal customers via Patriot-controlled loading facilities and multiple rail and river transportation routes.

Our mining operations and coal reserves are as follows:

•	Appalachia. In southern West Virginia, we have three company-operated mines, two joint venture mines and numerous contractor-operated mines, serviced by four coal preparation plants. These operations and related infrastructure are located in Boone and Kanawha counties. In northern West Virginia, we have one company-operated mine, serviced by a preparation plant and related infrastructure. These operations are located in Monongalia County. We sold 15.3 million tons of coal in 2006 and control 555 million tons of reserves in Appalachia, of which 188 million tons are assigned to current operations.

Illinois Basin. In the Illinois Basin, we have four company-operated mines, serviced by three preparation plants. These operations and related infrastructure are located in Union and Henderson counties in western Kentucky. We sold 9.0 million tons of coal in 2006 and control 866 million tons of reserves in the Illinois Basin, of which 137 million tons are assigned to current operations.

In 2006, we generated $1.15 billion of revenues, incurred a net loss of $10.2 million and generated $122.9 million of Adjusted EBITDA. In connection with the spin-off, Peabody has agreed to pay certain of our retiree healthcare liabilities. Peabody has also agreed to increase the price paid to us under a major existing coal sales agreement to be more reflective of anticipated long-term market pricing for similar quality coal. On a pro forma basis, giving effect to the spin-off and these and other related transactions as if they had occurred on January 1, 2006, we generated $1.18 billion of revenues, $77.4 million of net income and $217.7 million of Adjusted EBITDA in 2006. Our 2006 results included $78.6 million of net gain on disposal of assets. For a discussion of the calculation of Adjusted EBITDA, see page 10.

Our Strengths

We believe the following competitive strengths position us for continued operating success and profitability:

•	We have a large and attractively located reserve base. We control 1.4 billion tons of reserves, making us one of the largest reserve holders in Appalachia and a major reserve holder in the Illinois Basin, based on publicly available information. Our reserves are located within a 500 mile radius of the majority of U.S. electricity generating plants and steel producers. We believe our location and scale position us as an attractive supplier to existing and new coal-fueled power plants.

•	We are a leading U.S. producer of metallurgical coal. In 2006, we sold 5.6 million tons of metallurgical coal, or 23% of our total coal sales volume, to steel mills and independent coke producers. Approximately 30% of our metallurgical coal volume was sold to international customers, primarily in Europe and Brazil. In recent years, metallurgical coal has commanded a premium price to steam coal. This premium is principally due to (i) metallurgical coal’s value as a raw material in the steelmaking process and (ii) the limited availability of coal reserves and production with the specifications needed to produce steelmaking coke.

•	We believe our diversified product line and sourcing capabilities make us an attractive supplier to utility customers. We produce medium and high-Btu coal, with low, medium and high sulfur content, from our operations in Appalachia and the Illinois Basin. We believe this product diversification positions us as an attractive supplier to utility customers with installed scrubbers, as well as utilities that will continue to use lower sulfur coal as part of their means to meet emission standards. We utilize our large scale preparation plants to blend coal produced at our mines, as well as coal produced at contractor-operated mines and coal purchased from third parties. We have the ability to ship coal to our customers by rail, barge or truck as they require. Through our diverse sourcing alternatives, blending capabilities and transportation options, we are able to offer multiple delivered cost alternatives to our customers.

•	We are well positioned to be a consolidator in Central Appalachia. Our reserves and operations in Central Appalachia are contiguous or in close proximity to numerous small- and medium-sized operators. The breadth of our reserves creates opportunities for growth through acquisitions, reserve transactions and joint ventures involving those operators who seek to monetize their holdings. We believe our ability to take advantage of these opportunities is supported by: (i) our scale and our ability as a public company to access capital markets; (ii) the location of our current reserve holdings; (iii) our long history of operations in all coal market conditions; and (iv) our strong management team and its extensive acquisition and joint venture experience obtained with the industry’s leading company.

•	We have a well-trained, experienced and dedicated work force. We employ well-trained, experienced miners whose tenure averages 18 years with our company. Approximately 61% of our employees as of December 31, 2006 at company operations were members of the UMWA, most of whom are employed under a recently signed five-year labor contract. As a critical component to recruit and retain a talented workforce, we operate a dedicated training center to educate new employees and our existing workforce in safety, current mining techniques, equipment operation and maintenance. We operate both union and non-union mines and we have a track record of good cooperation with our employees.

•	Our management team has a proven track record of success with the U.S. coal industry’s most successful coal company. The seven members of our executive management team have a combined 134 years of experience in the mining industry. All key members of management originated from our previous parent company, Peabody, and inherited Peabody’s best practices in the areas of safety, operations, reclamation and sales. Members of our management team have completed numerous value-enhancing acquisition, joint venture and divestiture transactions during their tenure with Peabody. We will endeavor to build on our management team’s strong track record in these areas to create value for our stockholders.

Our Strategy

Our principal objective is to enhance stockholder value. Our management team will make sound and timely decisions on operational and commercial matters consistent with our short and long-term strategies to create value. Our three core strategies are to:

Maintain and enhance operational performance.  We intend to maintain and enhance our operational performance through a continued emphasis on safety, productivity, cost management and environmental stewardship.

•	Safety. Safety is our highest operational priority and the cornerstone of our relationship with all employees. Our average incidence rate has improved nearly 40% in the last five years, and we intend to continue employing best practices in emergency preparedness, communications, training, and behavior to drive world-class safety performance. We have received 16 awards for safety since 2000, five of them in 2006. Our focus on safety has resulted in 2005 and 2006 being the safest years on record for our operations.

•	Productivity and cost management. We intend to develop strong and focused underground and surface engineering capabilities to optimize planning and capital deployment, proactively driving sustainable cost control and continuous improvements in all aspects of the production process. We plan to meet production and cost targets by utilizing a combination of our experienced, productive workforce, process improvement initiatives and state-of-the-art equipment. We also will seek to enhance productivity and lower costs by working closely with suppliers and equipment manufacturers to develop new technologies to extract and process coal.

•	Environmental stewardship. We will continue to be good stewards of the land on which we operate. We believe our operations and their surrounding communities will benefit from our responsible, effective environmental practices. We intend to build on our track record of success that has resulted in 14 awards for reclamation excellence and outstanding stewardship received since 2000.

Maximize customer satisfaction.  We will seek to maximize customer satisfaction by taking advantage of our diverse production and sourcing capabilities.

•	Sourcing flexibility. We intend to utilize our production capabilities and efficient preparation facilities to process a diverse range of steam and metallurgical coal products to satisfy our customers’ needs. Our multiple coal qualities, blending capabilities and transportation alternatives enhance our ability to reliably deliver product on time, within specifications and at competitive delivered costs.

•	Innovative contracting techniques. We will work closely with our customers to employ innovative coal supply arrangements to address physical, financial and commercial needs of both parties.

•	Coal brokerage. As another means to meet certain customer requirements, we intend to use our sales contract portfolio, market presence, coal handling facilities and transportation flexibility to expand purchase and resale of third-party coal.

Pursue value-enhancing growth opportunities.  We intend to pursue growth opportunities through an opportunistic acquisition strategy, as well as through organic growth.

•	Acquisitions, reserve transactions and joint ventures. We intend to pursue value-enhancing acquisition, reserve transaction and joint venture opportunities. Coal production in Central Appalachia is highly fragmented. Our reserves and operations are contiguous or in close proximity to numerous small- and medium-sized operators. We believe a number of these operators are likely to consider monetizing their holdings, creating acquisition and joint venture opportunities for us.

•	Organic growth. We will evaluate opportunities to exploit previously untapped reserves through increased production from our large and diverse reserve base in Appalachia and the Illinois Basin. We will target surface and underground opportunities in close proximity to our existing preparation facilities where we believe we can generate appropriate profitability and return on capital to add stockholder value.

Mining Operations

We have eight company-operated mines, two joint-venture mines and numerous contractor-operated mines, serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. The following table provides the location and summary information regarding our active operations as of December 31, 2006.

		Mine, Prep Plant,	Mining		2006 Tons
Location	Operation	Joint Venture	Method(1)	Steam/Met	Sold	Employees

West Virginia	Big Mountain(2)	Mine, Prep Plant	CM	Steam	1,985.1	197
	Harris(3)	Mine	LW, CM	Met	1,459.4	362
	Rocklick*(2)	Prep Plant	n/a	Met/Steam	2,103.2	96
	Rivers Edge(4)	Mine	CM	Met	1,184.0	179
	Wells*(2)	Prep Plant	n/a	Met	2,028.0	64
	Kanawha Eagle	Joint Venture	CM	Met/Steam	1,983.1	n/a
	Federal	Mine, Prep Plant	LW, CM	Steam	4,549.7	469

				Sub-total	15,292.5	1,367
Western Kentucky	Highland	Mine, Prep Plant	CM	Steam	3,495.4	419
	Patriot(5)	Mine	TS	Steam	1,376.7	82
	Freedom(5)	Mine	CM	Steam	1,312.2	145
	Bluegrass	Prep Plant	n/a	Steam	n/a	22
	Dodge Hill	Mine, Prep Plant	CM	Steam	1,549.0	191
	Big Run(6)	Mine	CM	Steam	1,264.4	115

				Sub-total	8,997.7	974
	Other	n/a	n/a	n/a	n/a	112

				Total	24,290.2	2,453

(1)	LW = Longwall, CM = Continuous Miner, TS = Truck-and-Shovel

(2)	Processes contract mining production

(3)	Coal processed at Rocklick preparation plant

(4)	Coal processed at Wells preparation plant

(5)	Coal processed at Bluegrass preparation plant

(6)	Big Run has been idled and is under contract to be sold

West Virginia

Big Mountain

The Big Mountain preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Big Mountain No. 16, and multiple contractor-operated mines. Coal is produced utilizing continuous mining methods. The coal is sold on the steam market and is transported via the CSX railroad. All hourly employees at the company-owned and operated facilities are represented by the UMWA.

Rocklick

The Rocklick preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Harris No. 1, and multiple contracts mines. Coal at Harris is produced utilizing longwall and continuous mining methods, while our contractor-operated mines utilize continuous mining methods. All Harris coal is sold on the metallurgical market and most of the contractor processed coal is sold on the steam market. Rocklick has the capability to transport coal on both the CSX and the Norfolk Southern railroads. All hourly employees at the company-owned and operated facilities are represented by the UMWA.

Wells

The Wells preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Rivers Edge, and multiple contractor-operated mines. Coal is produced utilizing continuous mining methods. All coal is currently sold on the metallurgical market and is transported by the CSX railroad. Steam coal can also be produced and processed at this operation. All hourly employees at the company-owned and operated facilities are represented by the UMWA.

Kanawha Eagle Joint Venture

We have an effective interest of 73.9% in the Kanawha Eagle operation which is located in southern West Virginia. The Kanawha Eagle preparation plant is sourced by two joint venture mines utilizing continuous mining methods. Processed coal is sold on both metallurgical and steam markets and is transported via the CSX railroad and via barge on the Kanawha River. None of the hourly employees are represented by a union.

Federal

The Federal preparation plant is located in northern West Virginia and is sourced by one company-operated mine, Federal No. 2, utilizing longwall and continuous mining methods. All coal is sold on the high-Btu steam market and is transported via the CSX and Norfolk Southern railroads. All hourly employees are represented by the UMWA.

Western Kentucky

Highland

The Highland preparation plant is located in western Kentucky and is sourced by one company-operated mine, Highland No. 9, utilizing continuous mining methods. All coal is sold on the steam market and is transported via barge on the Ohio River. All hourly employees are represented by the UMWA.

Bluegrass

The Bluegrass preparation plant is located in western Kentucky and is sourced by two company-operated mines, Freedom and Patriot. Coal at Freedom is produced utilizing underground continuous mining methods, while coal at Patriot is produced utilizing the truck-and-shovel surface mining method. All coal is sold on the steam market and is transported via truck and barge on the Green River. None of the hourly employees are represented by a union.

Dodge Hill

The Dodge Hill preparation plant is located in western Kentucky and is sourced by one company-operated mine utilizing continuous mining methods. All coal is sold on the steam market and transported via barge on the Ohio River. None of the hourly employees are represented by a union.

Big Run

The Big Run Mine is an underground continuous mining operation located in western Kentucky. We entered into an agreement in March 2007 to sell this operation and we expect to close in May 2007.

Coal Reserves

We had an estimated 1.4 billion tons of proven and probable coal reserves as of December 31, 2006 located in Appalachia and the Illinois Basin. Ten percent of our reserves, or 141 million tons, are compliance coal and 90% are non-compliance coal. We own approximately 61% of these reserves and lease property containing the remaining 39%. Compliance coal is defined by Phase II of the Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu. Electricity generators are able to use coal that exceeds these specifications by using emissions reduction technology, using emission allowance credits or blending higher sulfur coal with lower sulfur coal.

Below is a table summarizing the locations and reserves of our major operating regions.

	Proven and Probable Reserves as of
	December 31, 2006(1)
	Owned	Leased	Total
Geographic Region	Tons	Tons	Tons
	(Tons in millions)

Appalachia	246	309	555
Illinois Basin	614	252	866

Total proven and probable coal reserves	860	561	1,421

(1)	Reserves have been adjusted to take into account recoverability factors in producing a saleable product

Reserves are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven and probable coal reserves are defined by SEC Industry Guide 7 as follows:

Proven (Measured) Reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so close and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable (Indicated) Reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Our estimates of proven and probable coal reserves are established within these guidelines. Proven reserves require the coal to lie within one-quarter mile of a valid point of measure or point of observation, such as exploratory drill holes or previously mined areas. Estimates of probable reserves may lay more than one-quarter mile, but less than three-quarters of a mile, from a point of thickness measurement. Estimates within the proven category have the highest degree of assurance, while estimates within the probable category have only a moderate degree of geologic assurance. Further exploration is necessary to place probable reserves into the proven reserve category. Our active properties generally have a much higher degree of reliability because of increased drilling density.

Reserve estimates as of December 31, 2006 were prepared by Peabody’s staff of geologists, whose experience ranges from ten to 30 years. The staff includes a chief geologist of reserve reporting whose primary responsibility is to track changes in reserve estimates, supervise other geologists and coordinate periodic third-party reviews of reserve estimates by qualified mining consultants.

We periodically engage independent mining and geological consultants to review estimates of our coal reserves. The most recent of these reviews, which was completed in January 2007, included a review of the procedures used by us to prepare our internal estimates, verification of the accuracy of selected property reserve estimates and retabulation of reserve groups according to standard classifications of reliability. This study was completed for all of Peabody’s reserve holdings of which Patriot’s reserves are a subset. The study confirmed that Patriot’s portion included approximately 1.4 billion tons of proven and probable reserves as of December 31, 2006.

Our reserve estimates are predicated on information obtained from an ongoing drilling program, which totals more than 15,000 individual drill holes. We compile data from individual drill holes in a computerized drill-hole database from which the depth, thickness and, where core drilling is used, the quality of the coal are determined. The density of the drill pattern determines whether the reserves will be classified as proven or probable. The reserve estimates are then input into a computerized land management system, which overlays the geological data with data on ownership or control of the mineral and surface interests to determine the extent of our reserves in a given area. The land management system contains reserve information, including the quantity and quality (where available) of reserves as well as production rates, surface ownership, lease payments and other information relating to our coal reserves and land holdings. We periodically update our reserve estimates to reflect production of coal from the reserves and new drilling or other data received. Accordingly, reserve estimates will change from time to time to reflect mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining methods and other factors.

Our estimate of the economic recoverability of our reserves is based upon a comparison of unassigned reserves to assigned reserves currently in production in the same geologic setting to determine an estimated mining cost. These estimated mining costs are compared to existing market prices for the quality of coal expected to be mined and taking into consideration typical contractual sales agreements for the region and product. Where possible, we also review production by competitors in similar mining areas. Only reserves expected to be mined economically are included in our reserve estimates. Finally, our reserve estimates include reductions for recoverability factors to estimate a saleable product.

With respect to the accuracy of our reserve estimates, our experience is that recovered reserves are within plus or minus 10% of our proven and probable estimates, on average, and our probable estimates are generally within the same statistical degree of accuracy when the necessary drilling is completed to move reserves from the probable to the proven classification. The expected degree of variance from reserve estimate to tons produced is lower in the Illinois Basin due to the continuity of the coal seams as confirmed by the mining history. Appalachia has a higher degree of risk due to the mountainous nature of the topography which makes exploration drilling more difficult. Our recovered reserves in Appalachia are less predictable and may vary by an additional one to two percent above the threshold discussed above.

Private coal leases normally have terms of between 10 and 20 years and usually give us the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of mineable and merchantable coal contained on the relevant site. These private leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of a lease bonus or minimum royalty, payable either at the time of execution of the lease or in periodic installments.

The terms of our private leases are normally extended by active production on or near the end of the lease term. Leases containing undeveloped reserves may expire or these leases may be renewed periodically. With a portfolio of approximately 1.4 billion tons, we believe that we have sufficient reserves to replace capacity from depleting mines for an extensive period of time and that our significant reserve base is one of our strengths. We believe that the current level of production at our major mines is sustainable for the foreseeable future.

Consistent with industry practice, we conduct only limited investigation of title to our coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of our leased properties are not completely verified until we prepare to mine those reserves.

The following chart provides a summary, by geographic region and mining complex, of production for the years ended December 31, 2006, 2005 and 2004, tonnage of coal reserves that is assigned to our operating mines, property interest in those reserves and other characteristics of the facilities.

PRODUCTION AND ASSIGNED RESERVES(1)

	Production				Sulfur Content(2)				As of December 31, 2006
						>1.2 to 2.5
					<1.2 lbs.	lbs.	>2.5 lbs.
	Year	Year	Year		Sulfur	Sulfur	Sulfur	As	Assigned
	Ended	Ended	Ended		Dioxide	Dioxide	Dioxide	Received	Proven and
Geographic Region/	Dec 31,	Dec 31,	Dec 31,	Type of	per	per	per	Btu per	Probable				Under-
Mining Complex	2004	2005	2006	Coal	Million Btu	Million Btu	Million Btu	Pound(3)	Reserves	Owned	Leased	Surface	ground
	(Tons in millions)

Appalachia:
Federal	4.9	4.1	4.6	Steam	—	—	31	13,300	31	11	20	—	31
Big Mountain	1.9	1.9	2.0	Steam	4	30	—	12,300	34	—	34	—	34
Kanawha Eagle	—	—	1.9	Met/Steam	31	22	—	13,100	53	—	53	—	53
Harris	3.0	2.0	1.6	Met/Steam	5	3	—	13,800	8	—	8	—	8
Rocklick	2.0	2.6	2.2	Met/Steam	5	7	1	13,100	13	—	13	3	10
Wells	2.6	2.6	2.3	Met/Steam	20	29	—	12,800	49	—	49	—	49

Total	14.4	13.2	14.6		65	91	32		188	11	177	3	185
Illinois Basin:
Highland	3.2	3.8	3.7	Steam	—	—	88	11,400	88	31	57	—	88
Dodge Hill	1.2	1.2	1.1	Steam	—	—	8	12,700	8	3	5	—	8
Bluegrass(4)	4.1	4.2	3.9	Steam	—	—	41	10,800	41	4	37	3	38

Total	8.5	9.2	8.7		—	—	137		137	38	99	3	134

Total	22.9	22.4	23.3		65	91	169		325	49	276	6	319

The following chart provides a summary of the amount of our proven and probable coal reserves in each U.S. state, the predominant type of coal mined in the applicable location, our property interest in the reserves and other characteristics of the facilities.

ASSIGNED AND UNASSIGNED PROVEN AND PROBABLE COAL RESERVES(1)
AS OF DECEMBER 31, 2006

							Sulfur Content(2)
							<1.2	>1.2 to
							lbs.	2.5 lbs.	>2.5 lbs.
							Sulfur	Sulfur	Sulfur
			Proven				Dioxide	Dioxide	Dioxide	As
			and				per	per	per	Received
	Total Tons		Probable			Type of	Million	Million	Million	Btu per	Reserve Control		Mining Method
Coal Seam Location	Assigned	Unassigned	Reserves	Proven	Probable	Coal	Btu	Btu	Btu	Pound(3)	Owned	Leased	Surface	Underground
	(Tons in millions)

Appalachia:
Ohio	—	25	25	19	6	Steam	—	—	25	11,300	25	—	—	25
West Virginia	188	342	530	310	220	Met/ Steam	141	201	188	13,100	221	309	15	515

Total	188	367	555	329	226		141	201	213		246	309	15	540
Illinois Basin:
Illinois	—	309	309	160	149	Steam	—	—	309	10,400	282	27	—	309
Kentucky	137	420	557	437	120	Steam	—	—	557	10,800	332	225	10	547

Total	137	729	866	597	269		—	—	866		614	252	10	856

Total proven and probable	325	1,096	1,421	926	495		141	201	1,079		860	561	25	1,396

(1)	Assigned reserves represent recoverable coal reserves that we have committed to mine at locations operating as of December 31, 2006. Unassigned reserves represent coal at suspended locations and coal that has not been committed. These reserves would require new mine development, mining equipment or plant facilities before operations could begin on the property.

(2)	Compliance coal is defined by Phase II of the Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu. Non-compliance coal is defined as coal having sulfur dioxide content in excess of this standard. Electricity generators are able to use coal that exceeds these specifications by using emissions reduction technology, using emissions allowance credits or blending higher sulfur coal with lower sulfur coal.

(3)	As-received Btu per pound includes the weight of moisture in the coal on an as sold basis. The average moisture content used in the determination of as received Btu in Appalachia and the Illinois Basin is 6% and 7% to 14%, respectively.

(4)	Includes Big Run.

Coal Supply Agreements

Coal produced by our operations is primarily sold to various Peabody subsidiaries pursuant to intercompany agreements. These subsidiaries then market and sell the coal to utilities and other customers pursuant to their own coal supply agreements. Following the spin-off, we will continue to supply coal to such Peabody subsidiaries on a contract basis, so they can meet their commitments under pre-existing customer agreements sourced from our operations. We will maintain our own sales and marketing team to enter into coal supply agreements with current and future customers. Coal produced by the Kanawha Eagle joint venture is sold by a third-party sales agent.

Through the pre-existing customer relationships held by various Peabody subsidiaries, we currently have a sales backlog in excess of 95 million tons of coal, including backlog subject to price reopener and/or extension provisions, and our coal supply agreements have remaining terms up to 11 years and an average volume-weighted remaining term of approximately 4.5 years. For 2006, we sold 85% of our sales volume under coal supply agreements with terms of one year or longer. In 2006, we sold coal to over 90 electricity generating and industrial plants in eight countries, including the United States. Our primary customer base is in the United States.

We expect to continue selling a significant portion of our coal under supply agreements with terms of one year or longer. Our approach is to selectively renew, or enter into new, coal supply contracts when we can do so at prices we believe are favorable. Through the pre-existing customer relationships held by various Peabody subsidiaries, as of December 31, 2006, 82% and 54% of our projected 2007 and 2008 total production, respectively, was committed under contracts, and we had 67% and 33% of our projected metallurgical coal production in 2007 and 2008, respectively, committed under contracts.

Typically, customers enter into coal supply agreements to secure reliable sources of coal at predictable prices, while we seek stable sources of revenue to support the investments required to open, expand and maintain or improve productivity at the mines needed to supply these contracts. The terms of coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary significantly in many respects, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, treatment of environmental constraints, extension options, force majeure, and termination and assignment provisions.

Each contract sets a base price. Some contracts provide for a predetermined adjustment to base price at times specified in the agreement. Base prices may also be adjusted quarterly, annually or at other periodic intervals for changes in production costs and/or changes due to inflation or deflation. Changes in production costs may be measured by defined formulas that may include actual cost experience at the mine as part of the formula. The inflation/deflation adjustments are measured by public indices, the most common of which is the implicit price deflator for the gross domestic product as published by the U.S. Department of Commerce. In most cases, the components of the base price represented by taxes, fees and royalties which are based on a percentage of the selling price are also adjusted for any changes in the base price and passed through to the customer.

Most contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that impact our cost of performance of the agreement. Additionally, some contracts contain provisions that allow for the recovery of costs impacted by modifications or changes in the interpretation or application of existing statutes or regulations. Some agreements provide that if the parties fail to agree on a price adjustment caused by cost increases due to changes in applicable laws and regulations, either party may terminate the agreement.

Price reopener provisions are present in some of our multi-year coal contracts. These provisions may allow either party to commence a renegotiation of the contract price at various intervals. In a limited number of agreements, if the parties do not agree on a new price, the purchaser or seller has an option to terminate the contract. Under some contracts, we have the right to match lower prices offered to our customers by other suppliers.

Quality and volumes for the coal are stipulated in coal supply agreements, and in some limited instances buyers have the option to vary annual or monthly volumes if necessary. Variations to the quality and volumes of coal may lead to adjustments in the contract price. Most coal supply agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content (Btu), sulfur, and ash content, grindability and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Coal supply agreements typically stipulate procedures for quality control, sampling and weighing.

Contract provisions in some cases set out mechanisms for temporary reductions or delays in coal volumes in the event of a force majeure, including events such as strikes, adverse mining conditions or serious transportation problems that affect the seller or unanticipated plant outages that may affect the buyer. More recent contracts stipulate that this tonnage can be made up by mutual agreement. Buyers often negotiate similar clauses covering changes in environmental laws. We often negotiate the right to supply coal that complies with a new environmental requirement to avoid contract termination. Coal supply agreements typically contain termination clauses if either party fails to comply with the terms and conditions of the contract, although most termination provisions provide the opportunity to cure defaults.

In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines, including third-party production, as long as the replacement coal meets the contracted quality specifications and will be sold at the same delivered cost.

Sales and Marketing

Through our sales and marketing subsidiary, we will sell coal produced by our operations and third-party producers. Our sales and marketing group will include personnel dedicated to performing market research, contract administration, credit/risk management activities and transportation and distribution functions.

Transportation

Coal consumed domestically is typically sold at the mine, and transportation costs are borne by the purchaser. Export coal is usually sold at the loading port, with purchasers paying ocean freight. Producers usually pay shipping costs from the mine to the port, including any vessel demurrage costs associated with delayed loadings.

Approximately 64% of our production is transported by train, 26% by barge and 10% by truck. Our transportation staff manages the loading of coal via these transportation modes.

Dominion Terminal Associates

We own a 30.0% interest in a partnership that leases a coal export terminal from the Peninsula Ports Authority of Virginia under a 30-year lease that permits the partnership to purchase the terminal at the end of the lease term for a nominal amount. The partners have severally (but not jointly) agreed to make payments under various agreements which in the aggregate provide the partnership with sufficient funds to pay rents and to cover the principal and interest payments on the floating-rate industrial revenue bonds issued by the

Peninsula Ports Authority, and which are supported by letters of credit from a commercial bank. Patriot’s maximum reimbursement obligation to the commercial bank totaling $42.8 million will require support through a letter of credit.

Suppliers

The main types of goods we purchase are mining equipment and replacement parts, steel-related (including roof control) products, belting products and lubricants. Although we have many long, well-established relationships with our key suppliers, we do not believe that we are dependent on any of our individual suppliers, except as noted below. The supplier base providing mining materials has been relatively consistent in recent years, although there has been some consolidation. Purchases of certain underground mining equipment are concentrated with one principal supplier; however, supplier competition continues to develop.

Technical Innovation

We continue to place great emphasis on the application of technical innovation to improve new and existing equipment performance, which leads to enhanced productivity, safety improvements and cost control measures. This research and development effort is typically undertaken and funded by equipment manufacturers using our input and expertise. Our engineering, maintenance and purchasing personnel work together with manufacturers to design and produce equipment that we believe will add value to our operations.

We have successfully implemented this strategy in the past through a number of key initiatives. For example, we were the first company to introduce underground diesel equipment in West Virginia. We also were instrumental in developing state-of-the-art continuous coal haulage equipment, now in use at one of our western Kentucky mines. We operate two longwall systems which efficiently mine certain of our larger, contiguous reserves. In addition, we operate coal preparation plants capable of producing a wide range of products to meet specific customer demands.

World-class maintenance standards based on condition-based maintenance practices are being implemented at all operations. Using these techniques allows us to increase equipment utilization and reduce capital spending by extending the equipment life, while minimizing the risk of premature failures. Benefits from sophisticated lubrication analysis and quality-control include lower lubrication consumption, optimum equipment performance and extended component life.

We are one of the largest users of advanced coal quality analyzers among coal producers, according to the manufacturer of this equipment. These analyzers allow continuous analysis of certain coal quality parameters, such as sulfur content. Their use helps ensure consistent product quality and helps customers meet stringent air emission requirements.

Competition

The United States coal industry is highly competitive, both within each region and on a national basis. Coal production in Appalachia and the Illinois Basin totaled 489 million tons in 2005, with the largest five producers (Consol Energy, Massey Energy, Alpha Natural Resources, Alliance Resource Partners and Peabody (excluding our operations)) accounting for 38% of production. In addition, coal from the western United States and imported coal is used by utility customers in the eastern United States. The most important factors on which we compete are delivered price (i.e., including transportation costs, which are paid by our utility customers), coal quality characteristics, and reliability of supply.

A number of factors beyond our control affect the markets in which we sell our coal. Continued demand for our coal and the prices obtained by us depend primarily on the coal consumption patterns of the electricity and steel industries in the United States and elsewhere around the world; the availability, location, cost of transportation and price of competing coal; and other electricity generation and fuel supply sources such as natural gas, oil, nuclear and hydroelectric. Coal consumption patterns are affected primarily by the demand for electricity, environmental and other governmental regulations, and technological developments. We compete on the basis of coal quality, delivered price, customer service and support, and reliability.

Employees & Labor Relations

Relations with our employees and, where applicable, organized labor, are important to our success. As of December 31, 2006, we had approximately 2,500 employees. Approximately 61% of our employees at our company operations as of December 31, 2006 were represented by the UMWA, and these operations generated approximately 47% of our 2006 sales volume. Most of our unionized employees are employed under a recently signed, five-year labor agreement expiring December 31, 2011. This contract mirrors the 2007 NBCWA. The approximately 350 represented workers at our Highland Mine operate under a contract that expires on December 31, 2007.

Recently, we opened a training center in Appalachia. Due to increasing coal demand, the labor market for skilled miners and other operations and management personnel is tight. Our training center educates our workforce, particularly our most recent hires, in our rigorous safety standards, the latest in mining techniques and equipment, and serves as a center for dissemination of mining best practices across all of our operations. Our training efforts are designed with the intent of developing and retaining a world-class workforce.

Certain Liabilities

We have significant long-term liabilities for reclamation (also called asset retirement obligations), work-related injuries and illnesses, pensions and retiree healthcare. In addition, labor contracts with the UMWA and voluntary arrangements with non-union employees include long-term benefits, notably healthcare coverage for retired employees and future retirees and their dependents.

Asset Retirement Obligations

Asset retirement obligations primarily represent the present value of future anticipated costs to restore surface lands to productivity levels equal to or greater than pre-mining conditions, as required by the Surface Mining Control and Reclamation Act of 1977 (SMCRA). Expense (which includes liability accretion and asset amortization) for the years ended December 31, 2006, 2005 and 2004 was $24.3 million, $15.6 million, and $27.3 million, respectively. As of December 31, 2006, our asset retirement obligations of $139.7 million included $96.3 million related to locations with active mining operations and $43.4 million related to locations that are closed or inactive.

Workers’ Compensation

These liabilities represent the actuarial estimates for compensable, work-related injuries (traumatic claims) and occupational disease, primarily black lung disease (pneumoconiosis). The Federal Black Lung Benefits Act requires employers to pay black lung awards to former employees who filed claims after June 1973. These liabilities were $232.3 million as of December 31, 2006, $24.5 million of which was a current liability. The adoption of SFAS No. 158 on December 31, 2006 resulted in decreases to our workers’ compensation liability and accumulated other comprehensive loss of $9.0 million. Therefore, in accordance with SFAS No. 158, the $232.3 million liability as of December 31, 2006 represented the accumulated obligation related to our workers’ compensation plans, including unrecognized actuarial gains. Expense for the years ended December 31, 2006, 2005 and 2004 was $32.4 million, $46.8 million and $46.4 million, respectively.

Retiree Healthcare

Consistent with SFAS No. 106, we record a liability representing the estimated cost of providing retiree healthcare benefits to current retirees and active employees who will retire in the future. Provisions for active employees represent the amount recognized to date, based on their service to date; additional amounts are accrued periodically so that the total estimated liability is accrued when the employee retires.

Our retiree healthcare liabilities were $1.21 billion as of December 31, 2006, $75.0 million of which was a current liability. The adoption of SFAS No. 158 on December 31, 2006 resulted in an increase to our retiree healthcare liabilities and an increase to accumulated other comprehensive loss of $331.1 million. Therefore, in accordance with SFAS No. 158, the $1.21 billion liability as of December 31, 2006 represented the accumulated benefit obligations of our retiree healthcare liabilities, including any unrecognized actuarial losses and prior service cost. Expense for the years ended December 31, 2006, 2005 and 2004 was $87.3 million, $83.4 million and $48.9 million, respectively.

In connection with the spin-off, a subsidiary of Peabody has agreed to pay certain of our obligations associated with Coal Act and 2007 NBCWA retiree healthcare benefits, which we estimate had a present value of $627.4 million as of December 31, 2006. As a result, our 2006 expense would have been reduced by $45.1 million and 2006 cash payments would have been $59.7 million lower. We will continue to administer these benefits and certain Patriot subsidiaries will remain jointly and severally liable for the Coal Act obligations, and remain primarily liable for the 2007 NBCWA obligations. For further information, see “Our Relationship with Peabody after the Spin-Off — Liability Assumption Agreements. ”

The Coal Act provides for the funding of health benefits for certain UMWA retirees. The Coal Act established the Combined Fund into which “signatory operators” and “related persons” are obligated to pay annual premiums for beneficiaries. This multi-employer fund provides healthcare benefits to a closed group of our retired former employees who last worked prior to 1976, as well as orphaned beneficiaries of bankrupt companies who were receiving benefits as orphans prior to the 1992 law. No new retirees will be added to this group. The liability is subject to increases or decreases in per capita healthcare costs, offset by the mortality curve in this aging population of beneficiaries. The Coal Act also created a second benefit fund, the 1992 Benefit Plan, for miners who retired between July 21, 1992, and September 30, 1994, and whose former employers are no longer in business. Beneficiaries continue to be added to this fund as employers default in providing their former employees with retiree medical benefits, but the overall exposure for new beneficiaries into this fund is limited to retirees covered under their employer’s plan who retired prior to October 1, 1994. A third fund, the 1993 Benefit Plan, was established through collective bargaining and provides benefits to qualifying former employees (who retired after September 30, 1994) of certain signatory companies who have gone out of business and have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business. The collective bargaining agreement with the UMWA, which specifies the payments to be made to the 1993 Benefit Plan, expires on December 31, 2011.

On December 20, 2006, President Bush signed the 2006 Act. Prior to the enactment of this new law, federal statutes required certain of our subsidiaries to make contributions to the Combined Fund and the 1992 Benefit Plan for costs of “orphans” who are retirees and their dependents of bankrupt companies that defaulted in providing their healthcare benefits. Under the 2006 Act, these orphan benefits will be the responsibility of the federal government on a phased-in basis. The legislation authorizes $490 million per year in general fund revenues to pay for these and other benefits under the bill. In addition, future interest from the federal Abandoned Mine Land (AML) trust fund and previous unused interest from the AML trust fund will be available to offset orphan retiree healthcare costs. Under current projections from the health funds, these available resources are sufficient to cover all anticipated costs of orphan retirees. These amounts are also in addition to any amounts that may be appropriated by Congress at its discretion. The legislation also reduces AML fees currently paid by us on coal production. Beginning in October 2007, those fees will be reduced by ten percent from current levels for five years, and then 20% from current levels for ten years, at which point the authority to collect fees will expire.

The 2006 Act specifically amended the federal laws establishing the Combined Fund, the 1992 Benefit Plan and the 1993 Benefit Plan. The 2006 Act provides new and additional funding to all three programs, subject to the limitations described below. The 2006 Act guarantees full funding of all beneficiaries in the Combined Fund by supplementing the annual transfers of interest earned on the AML trust fund. The 2006 Act further provides funding for the annual orphan health costs under the 1992 Benefit Plan on a phased-in basis: 25%, 50% and 75% in the years 2008, 2009 and 2010, respectively. Thereafter, federal funding will pay for 100% of the orphan health costs. The coal producers that signed the 1988 labor agreement, including some of our subsidiaries, remain responsible for the costs of the 1992 Benefit Plan in 2007. The 2006 Act also included the 1993 Benefit Plan as one of the statutory funds and authorizes the trustees of the 1993 Benefit Plan to determine the contribution rates through 2010 for pre-2007 beneficiaries. During calendar years 2008 through 2010, federal funding will pay a portion of the 1993 Benefit Plan’s annual health costs on a phased-in basis; 25%, 50% and 75% in the years 2008, 2009 and 2010, respectively. The 1993 Benefit Plan trustees have set a $2.00 per hour statutory contribution rate for 2007. Under the 2006 Act, these new and additional federal expenditures to the Combined Fund, 1992 Benefit Plan, 1993 Benefit Plan and certain Abandoned Mine Land payments to the states and Indian tribes are collectively limited by an aggregate annual cap of $490 million as described above. To the extent that (i) the annual funding of the programs exceeds this amount (plus the amount of interest from the AML trust fund paid with respect to the Combined Benefit Fund), and (ii) Congress does not allocate additional funds to cover the shortfall, contributing employers and affiliates, including some of our subsidiaries, would be responsible for the additional costs. Those of our subsidiaries that have agreed to the 2007 NBCWA will pay $0.50 per hour worked to the 1993 Benefit Plan to provide benefits for post 2006 beneficiaries. To the extent the $0.50 per hour payment exceeds the amount needed for this purpose, the difference will be credited against the $2.00 per hour statutory payment.

Obligations to the Combined Fund were $30.8 million as of December 31, 2006, $5.2 million of which was a current liability. Expenses for the years ended December 31, 2006, 2005 and 2004 were $2.5 million, $0.9 million and $4.9 million, respectively. Cash payments to the Combined Fund were $8.3 million, $4.0 million and $16.6 million for 2006, 2005 and 2004, respectively. The 1992 Benefit Fund and the 1993 Benefit Fund are expensed as payments are made and no liability was recorded other than amounts due and unpaid. Expense related to these funds was $5.7 million, $4.0 million and $4.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Legal Proceedings

From time to time, Patriot and its subsidiaries are involved in legal proceedings arising in the ordinary course of business. We believe we have recorded adequate reserves for these liabilities and that there is no individual case pending, including the environmental matter described below, that is likely to have a material adverse effect on our financial condition, results of operations or cash flows.

One of our subsidiaries operated the Eagle No. 2 Mine located near Shawneetown, IL from 1969 until closure of the mine in July of 1993. In 1999, the State of Illinois brought a proceeding before the Illinois Pollution Control Board against our subsidiary alleging that groundwater contamination due to leaching from a coal waste pile at the mine site violated state standards. Our subsidiary is working with the Illinois Environmental Protection Agency to develop a plan to achieve compliance with applicable requirements and is in negotiations with the Illinois Attorney General’s office with regard to settlement on a related civil penalty.

In addition, at times we become a party to other claims, lawsuits, arbitration proceedings and administrative procedures in the ordinary course of business. Management believes that the ultimate resolution of such other pending or threatened proceedings is not reasonably likely to have a material adverse effect on our financial position, results of operations or liquidity.

Regulatory Matters

Federal and state authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant legislation mandating certain benefits for current and retired coal miners. Numerous federal and state governmental permits and approvals are required for mining operations. We may be required to prepare and present to federal or state authorities data pertaining to the effect or impact that a proposed exploration for or production of coal may have on the environment. These requirements could prove costly and time-consuming and could delay commencing or continuing exploration or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, our activities may be more closely regulated. Such legislation and regulations, as well as future interpretations and more rigorous enforcement of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions or a termination of operations, the extent of which we cannot predict.

We endeavor to conduct our mining operations in compliance with all applicable federal and state laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. None of the violations to date nor the monetary penalties assessed has been material.

Mine Safety and Health

Our goal is to achieve excellent safety and health performance. We measure our progress in this area primarily through the use of accident frequency rates. We believe that it is our responsibility to our employees to provide a superior safety and health environment. We seek to implement this goal by: training employees in safe work practices; openly communicating with employees; establishing, following and improving safety standards; involving employees in the establishment of safety standards; and recording, reporting and investigating all accidents, incidents and losses to avoid reoccurrence. We will utilize best practices in emergency preparedness, which includes maintaining multiple mine rescue teams. A portion of the annual performance incentives for our mining personnel is tied to their safety record.

Our focus on safety has resulted in 2005 and 2006 being the safest years in the history of these operations. We received multiple safety awards in 2006, including awards from the West Virginia Office of Miners’ Health, Safety and Training and the West Virginia Coal Association for outstanding safety achievement at our Federal No. 2 underground mine. Our training center educates our employees in safety best practices and reinforces our company-wide belief that productivity and profitability follow when safety is a cornerstone of all of our operations.

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. Congress enacted The Mine Improvement and New Emergency Response Act of 2006 (Miner Act) as a result of an increase in fatal accidents primarily at U.S. underground mines in 2006. Among the new requirements, each miner must have at least two, one-hour Self Contained Self Rescue (SCSR) devices for their use in the event of an emergency (each miner had at least one SCSR device prior to The Miner Act) and additional caches of rescuers in the escape routes leading to the surface. Our evacuation training programs have been expanded to include more comprehensive training with the SCSR devices and frequent escape drills, as well as mine-wide simulated disaster training. The Miner Act also requires installation of two-way communications systems that allows communication between rescue workers and trapped miners following an accident as mine operators must have the ability to locate each miner’s last known position immediately before and after a disaster occurs. Since these technologies are not yet available, our underground mines currently locate miners with existing mine communications telephone systems and we are working with the National Institute for Occupational Safety and Health and several manufacturers to develop new communications and location systems. We will be purchasing rescue chambers for trapped miners who are unable to use escape routes due to fires or obstructions and providing at least two mine rescue teams located within thirty minutes of each mine. See risks inherent to mining under “Risk Factors” above. Compliance with the new regulation will result in additional expense.

The states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. As a result of a recent increase in U.S. fatal accidents primarily at underground mines, several states including West Virginia and Kentucky have adopted new safety regulations. In addition, MSHA has passed numerous emergency regulations including emergency notification and response plans, increased fines for violations and added mine rescue coverage requirements. While these changes have had a significant effect on our operating costs, our U.S. competitors with underground mines are subject to the same degree of regulation.

Black Lung

In the United States, under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than 7% of the miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for coal from underground mines and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

Environmental Laws

We are subject to various federal and state environmental laws. Some of these laws, discussed below, place many requirements on our coal mining operations. Federal and state regulations require regular monitoring of our mines and other facilities to ensure compliance.

Surface Mining Control and Reclamation Act

SMCRA, which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM), establishes mining, environmental protection and reclamation standards for all aspects of U.S. surface mining as well as many aspects of underground mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under the act, the state becomes the regulatory authority. States in which we have active mining operations have achieved primary control of enforcement through federal authorization.

SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

The U.S. mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mining environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that we will mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of SMCRA, the state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land and documents required of the OSM’s Applicant Violator System.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including public hearings and through intervention in the courts.

Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay healthcare benefit costs of orphan beneficiaries of the Combined Fund. The fee is $0.35 per ton for surface-mined coal and $0.15 per ton for underground-mined coal, effective through September 30, 2007. Pursuant to the 2006 Act, from October 1, 2007 through September 30, 2012, the fee will be $0.315 per ton for surface-mined coal and $0.135 per ton for underground-mined coal. From October 1, 2012 through September 30, 2021, the fee will be $0.28 per ton for surface-mined coal and $0.12 per ton for underground-mined coal.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (RCRA), CERCLA (Superfund) and employee right-to-know provisions. Besides OSM, other Federal regulatory agencies are involved in monitoring or permitting specific aspects of mining operations. The EPA is the lead agency for states or tribes with no authorized programs under the Clean Water Act, RCRA and CERCLA. The U.S. Army Corps of Engineers regulates activities affecting navigable waters and the U.S. Bureau of Alcohol, Tobacco and Firearms regulates the use of explosive blasting.

We do not believe there are currently any substantial matters that pose a serious risk to maintaining our existing mining permits or that significantly hinder our ability to acquire future mining permits.

Clean Air Act

The Clean Air Act and the corresponding state laws that regulate the emissions of materials into the air affect U.S. coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter. The Clean Air Act indirectly, but more significantly, affects the coal industry by extensively regulating the air emissions of sulfur dioxide, nitrogen oxide, mercury and other compounds emitted by coal-based electricity generating plants.

The EPA promulgated CAIR and CAMR in March 2005. CAIR requires reduction of sulfur dioxide and nitrogen oxide emissions from electricity generating plants in 28 states and the District of Columbia. Substantial reductions in such emissions were already made in 1995 and 2000 under requirements of Title IV of Clean Air Act. Once fully implemented over two rounds in 2009-2010 and 2015, CAIR is projected to reduce sulfur dioxide from power plants by approximately 73% and nitrogen oxide emissions by approximately 61% from 2003 levels. CAMR permanently caps and reduces nationwide mercury emissions from coal-fired power plants. When fully implemented in 2018, the rule as promulgated will reduce mercury emissions by nearly 70% according to the EPA. CAMR establishes standards of performance limiting mercury emissions from new and existing power plants and creates a cap-and-trade program, which will reduce emissions in two phases. Some states have adopted rules that are more stringent than the federal program and other states are considering such rules. Implementation of CAIR, CAMR and related state rules could cause our customers to switch to other fuels to the extent it becomes economically preferable for them to do so. Both CAIR and CAMR are currently under review in court on a number of grounds, including the assertion that the regulation is insufficiently stringent.

In recent years Congress has considered legislation that would require reductions in emissions of sulfur dioxide, nitrogen oxide and mercury, greater and sooner than those required by CAIR and CAMR, along with reductions in carbon dioxide and other greenhouse gases. No such legislation has passed either house of Congress. If enacted into law, such legislation could impact the amount of coal supplied to electricity generating customers if they decide to switch to other sources of fuel whose use would result in lower emissions of sulfur dioxide, nitrogen oxide, mercury and carbon dioxide.

In September 2006, the EPA promulgated new National Ambient Air Quality Standards revising and updating the particulate matter standards issued in July 1997. The new regulations made the 24-hour standard for very fine particulate matter (PM2.5) more stringent but left the annual PM2.5 standard unchanged. They also left the 24-hour standard for PM10 (particulate matter equal to 10 microns or more) unchanged and terminated the annual PM10 standard. The change to the 24-hour PM2.5 standard is expected to affect the use of coal for electric generation, but we believe that effect cannot be quantified at this time. Lawsuits seeking to compel the EPA to adopt more stringent standards both for PM2.5 and PM10 have been filed and are pending in court. We believe the outcome of those lawsuits cannot be reliably predicted at this time. Under the rule as currently promulgated, some states will be required to change their existing implementation plans to attain and maintain compliance with the new air quality standards. Our mining operations and electricity generating customers are likely to be directly affected when the revisions to the air quality standards are implemented by the states. Such implementation could also restrict our ability to develop new mines or require us to modify our existing operations.

The Justice Department, on behalf of the EPA, has filed a number of lawsuits since November 1999, alleging that a number of electricity generators violated the new source review provisions of the Clean Air Act Amendments (NSR) at power plants in the midwestern and southern United States. Some electricity generators announced settlements with the Justice Department requiring the installation of additional control equipment on selected generating units. If the remaining electricity generators are found to be in violation, they could be subject to civil penalties and could be required to install the required control equipment or cease operations. In April 2007, the U.S. Supreme Court ruled, in Environmental Defense v. Duke Energy Corp., against a generator in an enforcement proceeding, reversing the decision of the appellate court. This decision could potentially expose numerous electricity generators to government or citizen actions based on failure to obtain NSR permits for changes to emissions sources and effectively increase the costs to them of continuing to use coal. Our customers are among the electricity generators subject to enforcement actions and if found not to be in compliance, our customers could be required to install additional control equipment at the affected plants or they could decide to close some or all of those plants. If our customers decide to install additional pollution control equipment at the affected plants, we believe we will have the ability to supply coal from either of the regions in which we operate to meet any new coal requirements.

The U.S. Supreme Court ruled in April 2007 in a case concerning the scope of the EPA’s authority to regulate carbon dioxide emissions as a “pollutant” under the Clean Air Act. The decision, Massachusetts v. EPA, ruled in the context of a petition to require the EPA to issue regulations prescribing standards for carbon dioxide from new motor vehicles, that the EPA does have such authority, and that the EPA’s rejection of the petition was based on impermissible considerations. While the decision removes several major arguments the EPA had used to decline to regulate carbon dioxide emissions, it remains difficult to predict whether the EPA will issue carbon dioxide regulations and, if so, when the EPA will do so and the character of those regulations.

Clean Water Act

The Clean Water Act affects U.S. coal mining operations by requiring effluent limitations and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System (NPDES). Regular monitoring, reporting requirements and performance standards are requirements of NPDES permits that govern the discharge of pollutants into water.

States are empowered to develop and enforce “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the Clean Water Act section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with its water quality standards and other applicable requirements in deciding whether or not to certify the activity.

Section 404 under the Clean Water Act requires mining companies to obtain U.S. Army Corps of Engineers permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. These permits have been the subject of multiple recent court cases, the results of which may increase our permitting and operating costs, result in permitting delays, suspend current operations or prevent the opening of new mines.

Total Maximum Daily Load (TMDL) regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mining operations, may be required to meet new TMDL effluent standards for these stream segments. States are also adopting anti-degradation regulations in which a state designates certain water bodies or streams as “high quality/exceptional use.” These regulations would restrict the diminution of water quality in these streams. Waters discharged from coal mines to high quality/exceptional use streams may be required to meet additional conditions or provide additional demonstrations and/or justification. In general, these Clean Water Act requirements could result in higher water treatment and permitting costs or permit delays, which could adversely affect our coal production costs or efforts.

Resource Conservation and Recovery Act

RCRA, which was enacted in 1976, affects U.S. coal mining operations by establishing comprehensive requirements for the treatment, storage and disposal of hazardous wastes. Typically, the only hazardous materials found on a mine site are those contained in products used in vehicles and for machinery maintenance. Coal mine wastes, such as overburden and coal cleaning wastes, are not considered hazardous waste materials under RCRA.

Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion materials generated at electric utility and independent power producing facilities. In May 2000, the EPA concluded that coal combustion materials do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these materials. The EPA is evaluating national non-hazardous waste guidelines for coal combustion materials placed at a mine. National guidelines for mine-fills may affect the cost of ash placement at mines.

CERCLA (Superfund)

CERCLA affects U.S. coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault. Under the EPA’s Toxic Release Inventory process, companies are required annually to report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation, water treatment and ash received for mine placement from power generation customers.

Global Climate Change

Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports in 2007, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. In turn, considerable and increasing government attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. According to EIA, “Emissions of Greenhouse Gases in the United States 2003,” coal accounts for 31% of greenhouse gas emissions in the United States. Legislation was introduced in Congress in 2006 and 2007 to reduce greenhouse gas emissions in the United States, and additional legislation is likely to be introduced in the future. In addition, a growing number of states in the United States are taking steps to regulate greenhouse gas emissions, including reductions on carbon dioxide emissions from power plants. The U.S. Supreme Court’s recent decision in Massachusetts v. Environmental Protection Agency ruled that the EPA improperly declined to address carbon dioxide impacts on climate change in a recent rulemaking. Although the specific rulemaking related to new motor vehicles, the reasoning of the decision could affect other federal regulatory program, including those that directly relate to coal use. Enactment of laws and passage of regulations regarding greenhouse gas emissions by the United States or some of its states, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources.

MANAGEMENT

Executive Officers

Set forth below is information concerning those persons that will serve as executive officers (and, in certain cases, directors) of Patriot immediately following the distribution date.

Name	Age	Positions

Richard M. Whiting	52	President, Chief Executive Officer & Director
Mark N. Schroeder	50	Senior Vice President & Chief Financial Officer
Jiri Nemec	50	Senior Vice President & Chief Operating Officer
Charles A. Ebetino, Jr.	54	Senior Vice President — Corporate Development
Joseph W. Bean	45	Senior Vice President, General Counsel & Corporate Secretary
Michael V. Altrudo	59	Senior Vice President & Chief Marketing Officer
Sara E. Wade	37	Senior Vice President — Human Resources

Richard M. Whiting
President & Chief Executive Officer

Richard M. Whiting, age 52, will serve as President & Chief Executive Officer and as a director of Patriot following the spin-off.

Whiting joined Peabody’s predecessor company in 1976 and has held a number of operations, sales and engineering positions both at the corporate offices and at field locations. Prior to the spin-off, Mr. Whiting was Peabody’s Executive Vice President & Chief Marketing Officer from May 2006 to 2007, with responsibility for all marketing, sales and coal trading operations, as well as Peabody’s joint venture relationships. He previously served as President & Chief Operating Officer and as a director of Peabody from 1998 to 2002. He also served as Executive Vice President — Sales, Marketing & Trading from 2002 to 2006, and as President of Peabody COALSALES Company from 1992 to 1998.

Whiting is the former Chairman of NMA’s Safety and Health Committee, the former Chairman of the Bituminous Coal Operators’ Association, and a past board member of the National Coal Council. He is currently a director of the Society of Mining Engineers Foundation.

Whiting holds a Bachelor of Science degree in mining engineering from West Virginia University.

Mark N. Schroeder
Senior Vice President & Chief Financial Officer

Mark N. Schroeder, age 50, will serve as Senior Vice President & Chief Financial Officer of Patriot following the spin-off.

Schroeder has held several key management positions since joining Peabody in 2000, including President of Peabody China (since 2006), Vice President of Materials Management (2004 to 2006), Vice President of Business Development (2002 to 2004) and Vice President and Controller (2000 to 2002). He has more than 27 years of business experience, including as Chief Financial Officer of Behlmann Automotive Group (1997 to 1998), Chief Financial Officer of Franklin Equity Leasing Company (from 1998 to 2000) and financial management positions with McDonnell Douglas Corporation and Ernst & Young, LLP.

Schroeder is a certified public accountant and holds a Bachelor of Science degree in business administration from Southern Illinois University — Edwardsville.

Jiri Nemec
Senior Vice President & Chief Operating Officer

Jiri Nemec, age 50, will serve as Senior Vice President & Chief Operating Officer of Patriot following the spin-off.

Nemec, a 20-year Peabody veteran, has extensive experience with Peabody’s eastern U.S. operations. Prior to the spin-off, Nemec was Group Vice President for Peabody’s U.S. Eastern Operations from 2005 to 2007. Nemec also served as Group Executive for Appalachian Operations from 2001 to 2005 and Group Executive for Midwest Operations from 1999 to 2001.

Other previous positions with Peabody include Group Executive for Northern Appalachian Operations and Operations Manager for the Federal No. 2 Operating Unit.

Nemec holds a Bachelor of Science degree in mining engineering from Pennsylvania State University and a Master of Business Administration degree from Washington University in St. Louis. He also holds professional engineering certifications in West Virginia and Pennsylvania.

Charles A. Ebetino, Jr.
Senior Vice President — Corporate Development

Charles A. Ebetino, Jr., age 54, will serve as Senior Vice President — Corporate Development of Patriot following the spin-off.

Prior to the spin-off, Ebetino was Senior Vice President — Business and Resource Development for Peabody since May 2006. Ebetino also served as Senior Vice President — Market Development for Peabody’s sales and marketing subsidiary from 2003 to 2006. Ebetino joined Peabody in 2003 after more than two decades with American Electric Power Company, Inc. (AEP) where he served in a number of management roles in the fuel procurement and supply group, including Senior Vice President of fuel supply and President & Chief Operating Officer of AEP’s coal mining and coal-related subsidiaries from 1993 until 2002. In 2002, he formed Arlington Consulting Group, Ltd., an energy industry consulting firm.

Ebetino is a past board member of NMA, former Chairman of the NMA Environmental Committee, a former Chairman and Vice Chairman of the Edison Electric Institute’s Power Generation Subject Area Committee, a former Chairman of the Inland Waterway Users Board, and a past board member and president of the Western Coal Transportation Association.

Ebetino has a Bachelor of Science degree in civil engineering from Rensselaer Polytechnic Institute. He also attended the New York University School of Business for graduate study in finance.

Joseph W. Bean
Senior Vice President, General Counsel & Corporate Secretary

Joseph W. Bean, age 45, will serve as Senior Vice President, General Counsel & Corporate Secretary following the spin-off.

Since joining Peabody in 2001, Bean has served as Vice President & Associate General Counsel and Assistant Secretary (2005 to 2007) and as Senior Counsel (2001 to 2005). During his tenure at Peabody, Bean has directed the company’s legal and compliance activities related to mergers and acquisitions, corporate governance, corporate finance and securities matters.

Bean has 20 years of corporate law experience, including 16 years as in-house legal counsel. Bean was counsel and assistant corporate secretary for The Quaker Oats Company prior to its acquisition by PepsiCo in 2001 and assistant general counsel for Pet Incorporated prior to its 1995 acquisition by Pillsbury. Bean also served as a corporate law associate with the law firms of Mayer, Brown & Platt in Chicago and Thompson & Mitchell in St. Louis.

Bean holds a Bachelor of Arts degree from the University of Illinois and a Juris Doctorate from Northwestern University School of Law.

Michael V. Altrudo
Senior Vice President & Chief Marketing Officer

Michael V. Altrudo, age 59, will serve as Senior Vice President & Chief Marketing Officer of Patriot following the spin-off.

Since 2005, Altrudo has served as marketing advisor to Peabody’s COALTRADE International subsidiary, with executive advisory responsibilities for its international sales, marketing, trading and brokerage activities. Altrudo previously served as President of Peabody COALTRADE International (2004 to 2005), Senior Vice President, International Sales & Trading, for Peabody COALSALES Company (2004) and Senior Vice President of Sales & Marketing for Appalachia (1999 to 2004). Mr. Altrudo has 27 years of coal industry experience, including sales, marketing, trading and brokerage in the Appalachian steam coal markets as well as sales and purchase of Appalachian metallurgical coal. He has extensive sales experience in both utility and industrial markets. Prior to joining Peabody in 1999, Altrudo held executive level sales and marketing positions with Zeigler Coal Holding Company, Drummond Company, Nerco Coal Company and Derby Coal Company.

Altrudo holds a Bachelor of Science degree in finance from Duquesne University.

Sara E. Wade
Senior Vice President — Human Resources

Sara E. Wade, age 37, will serve as Senior Vice President — Human Resources of Patriot following the spin-off.

Wade joined Peabody in 1995, where she has served in a number of management roles, including Vice President — Compensation & Employee Services (since May 2006), Director of Compensation and Employee Relations (2004 to 2006), Director of Compensation (2003 to 2004) and Manager of Compensation (2000 to 2003). Prior to 2000, Wade also served as Manager of Financial Reporting in Peabody’s finance and accounting area. During her tenure at Peabody, Wade has directed the development and implementation of the company’s compensation and incentive plans as well as the execution of the recruiting strategies for the company’s workforce of the future. Prior to joining Peabody, Wade held positions with KPMG Peat Martwick.

Wade holds a Bachelor of Science degree in accountancy from the University of Illinois and is a certified public accountant. She will complete an Executive MBA program at Washington University in St. Louis in July 2007.

Board of Directors

After the spin-off, we expect that Patriot’s Board of Directors will consist of seven members. We expect to have at least two independent directors at the spin-off, and will add additional independent directors as required by the transition provision of the independence requirements of the NYSE. Our directors will be divided into three classes. Approximately one-third will be Class I directors, with terms expiring at the annual meeting of stockholders to be held in 2008; approximately one-third will be Class II directors with terms expiring at the annual meeting of stockholders to be held in 2009; and approximately one-third will be Class III directors with terms expiring at the annual meeting of stockholders to be held in 2010. Commencing with the annual meeting of stockholders to be held in 2008, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires, and thereafter will serve for a term of three years. Each director will hold office, in accordance with the Amended and Restated Certificate of Incorporation and Bylaws of Patriot, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

As of the date hereof, Richard M. Whiting and Mark N. Schroeder are directors of Patriot. We expect that Mr. Whiting will continue as a director of Patriot and that additional directors will be appointed on or after the spin-off date.

Director Independence

Following the spin-off, Patriot’s Corporate Governance Guidelines will provide that a majority of Patriot directors must be independent under criteria established by the NYSE. In order for a director to be considered “independent,” the Board must affirmatively determine that the director has no material relationship with Patriot (either directly or as a partner, stockholder or officer of an organization that has a relationship with Patriot). In each case, the Board considers all relevant facts and circumstances. We expect to designate directors such that a majority of our directors will be independent, in accordance with our Corporate Governance Guidelines and the rules of the NYSE and other applicable laws.

Committees of the Board of Directors

Patriot’s Board of Directors will establish the following four standing committees to assist it with its responsibilities: Audit, Compensation, Nominating & Governance and Executive. All members of the Audit, Compensation and Nominating & Governance Committees will meet the criteria for independence as established by the NYSE and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board will establish written charters for each of the Committees, which will be available on Patriot’s web site located at www.patriotcoal.com following the spin-off. Following the spin-off, any changes to the charters will be reflected on Patriot’s website.

Audit Committee

We expect to designate members of our Audit Committee on or prior to the spin-off. The purpose of the Audit Committee will be to assist the Board of Directors in overseeing (i) the quality and integrity of Patriot’s financial statements and financial reporting processes, (ii) Patriot’s systems of internal accounting and financial controls and disclosure controls, (iii) the independent auditor’s qualifications and independence, (iv) the performance of Patriot’s internal audit function and independent auditor, and (v) compliance with legal and regulatory requirements, and codes of conduct and ethics programs established by Patriot’s management and Board. The charter of the Audit Committee will require that the Committee be comprised of at least two directors, all of whom must be independent under the NYSE rules and the Sarbanes-Oxley Act of 2002, although immediately after the spin-off only one of them will be independent. In addition, each member of the Audit Committee will be financially literate within the meaning of the NYSE listing standards, and at least one member will be an “audit committee financial expert,” as determined by the Board in accordance with SEC rules.

Compensation Committee

We expect to designate members of our Compensation Committee on or prior to the spin-off. The purpose of the Compensation Committee will be to review the performance and compensation of Patriot’s senior executives, including the CEO. The Compensation Committee will also administer Patriot’s annual and long-term incentive plans and programs and provide oversight with respect to succession planning and management development matters. In addition, the Compensation Committee will review and make recommendations regarding compensation disclosures to be included in Patriot’s SEC filings.

Nominating & Governance Committee

We expect to designate members of our Nominating & Governance Committee on or prior to the spin-off. The purpose of the Nominating and Corporate Governance Committee will be to (i) identify, evaluate and recommend qualified candidates for election to our Board of Directors, (ii) advise our Board on matters related to corporate governance and corporate social responsibility, (iii) assist the Board in conducting its annual assessment of performance of the Board, (iv) recommend the structure, composition and responsibilities of committees of the Board, and (v) oversee Patriot’s director orientation and continuing education and development programs.

Executive Committee

The chairman of the Executive Committee will be Richard M. Whiting and we expect to designate the other members of the Executive Committee on or prior to the spin-off. When the Board of Directors is not in session, the Executive Committee will have all of the power and authority as delegated by our Board, except with respect to: (i) amending Patriot’s certificate of incorporation and bylaws, (ii) adopting an agreement of merger or consolidation, (iii) recommending certain transactions involving all or substantially all of Patriot’s property and assets, (iv) declaring dividends and issuing stock, and (v) appointing members of committees of the Board.

CORPORATE GOVERNANCE

Governance Practices

Following the spin-off, Patriot will initially continue to observe corporate governance practices and principal governance documents substantially the same as those adopted by Peabody. Patriot’s principal governance documents will be as follow:

•	Corporate Governance Guidelines

•	Board of Directors committee charters, including:

-	Audit Committee charter;

-	Compensation Committee charter;

-	Nominating & Governance Committee charter; and

-	Executive Committee charter

•	Code of Business Conduct & Ethics

•	Related Party Transaction Policy

Patriot’s governance documents will be available following the distribution date on Patriot’s website at http://www.patriotcoal.com.

Our Board of Directors, with assistance from its Nominating & Governance Committee, will regularly assess Patriot’s governance practices in light of legal requirements and governance best practices.

Executive Director Sessions

Under Patriot’s Corporate Governance Guidelines, the outside directors will meet in regularly scheduled executive sessions without management. We expect that the Chair of the Nominating & Governance Committee will be the presiding director at these meetings.

Communications with the Board of Directors

After the spin-off, stockholders and other interested persons seeking to communicate with the Board of Directors should submit their written comments to Patriot’s Chairman at our principal executive offices set forth on page 6. The Chairman will forward these communications to each member of the Board. If a stockholder communication is addressed to a specific individual director or committee chair, the Chairman will forward that communication to the named director, and will discuss with that director whether the full Board and/or one of its committees should address the subject matter.

If a stockholder communication raises concerns about the ethical conduct of management or Patriot, it should be sent directly to Patriot’s Corporate Secretary at our principal executive offices set forth on page 6. The Corporate Secretary will promptly forward a copy of such communication to the Chairman of the Audit Committee and, if appropriate Patriot’s Chairman, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board, by management and/or by the full Board.

If a stockholder or other interested person seeks to communicate exclusively with Patriot’s non-management directors, such communications should be sent directly to the Corporate Secretary who will forward any such communications directly to the Chair of the Nominating & Governance Committee.

At the direction of the Board, Patriot reserves the right to screen all materials sent to its directors for potential security risks, harassment purposes or routine solicitations.

Director Nominating Process

The Nominating & Governance Committee will be responsible for identifying, evaluating and recommending qualified candidates to the Board of Directors for membership. In formulating its recommendations, the Nominating & Governance Committee will consider recommendations submitted by stockholders. Any stockholder wishing to submit a candidate for consideration should send the following information by           to Patriot’s Corporate Secretary at our principal executive offices set forth on page 6:

•	Stockholder’s name, number of shares owned, length of period held, and proof of ownership;

•	Name, age and address of candidate;

•	A detailed resume describing among other things the candidate’s educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

•	A supporting statement which describes the candidate’s reasons for seeking election to our Board, and documents his/her ability to satisfy the director qualifications described below;

•	A description of any arrangements or understandings between the stockholder and the candidate;

•	A signed statement from the candidate, confirming his/her willingness to serve on our Board.

The Nominating & Governance Committee will consider candidates submitted by a variety of sources (including, without limitation, members of the Board and management, stockholders and professional search firms) when filling vacancies and/or expanding the Board. The Nominating & Governance Committee will seek to identify and recruit the best available candidates, and will evaluate qualified stockholder candidates on the same basis as those submitted by members of the Board, management or other sources.

Director Qualifications

General criteria for the nomination of director candidates include experience and successful track record, integrity, skills, diversity, ability to make analytical inquiries, understanding of our business environment, and willingness to devote adequate time to director duties, all in the context of the perceived needs of the Board at that point in time.

Code of Business Conduct & Ethics

Prior to the distribution date, Patriot will adopt a Code of Business Conduct & Ethics which will apply to Patriot’s directors, Chief Executive Officer, Chief Financial Officer, Controller and other Patriot employees. The Code of Business Conduct & Ethics will be available free of charge through the “Governance” portion of Patriot’s website at www.patriotcoal.com, or by writing to the attention of Investor Relations at our principal executive offices set forth on page 6.

DIRECTOR COMPENSATION

We intend to develop a competitive compensation package for our Board of Directors. We would expect it to include a combination of cash and equity components. We also anticipate that committee chairs and members will receive additional retainers and/or meeting fees. Patriot will pay the travel and accommodation expenses of its directors to attend meetings and other corporate functions.

We expect that Patriot will enter into indemnification agreements with each of its directors. Consistent with the indemnification rights that will be provided to directors under Patriot’s amended and restated certificate of incorporation, Patriot will indemnify and hold harmless each director to the fullest extent permitted or authorized by the General Corporation Law of the State of Delaware in effect on the date of the agreement or as such laws may be amended or replaced to increase the extent to which a corporation may indemnify its directors.

EXECUTIVE COMPENSATION

Relationship with Peabody

Upon completion of the spin-off, Patriot will have in place an employee matters agreement with Peabody covering a number of compensation and benefits matters relating to our employees. In general, Patriot’s employees currently participate in various Peabody incentive compensation, retirement, welfare and other employee benefit plans. Following the spin-off, it is anticipated that our employees generally will participate in similar plans and programs to be established and maintained by Patriot.

Compensation of our Named Executive Officers

We have identified Richard M. Whiting, Mark N. Schroeder, Jiri Nemec, Charles A. Ebetino, Jr. and Joseph W. Bean as our named executive officers based on our expectations of which executive officers will be among the five most highly compensated executive officers after the spin-off. However, our named executive officers may change based on performance and final compensation decisions. We have not disclosed historical information with respect to our named executive officers, since we do not believe such disclosure would accurately reflect the compensation plans and philosophies that we intend to implement as a separate publicly-traded company. While each of our executive officers will be employed by Peabody prior to the spin-off, their executive roles and compensation structures with Patriot will differ in many respects from their most recent positions with Peabody. We have adopted and will continue to develop our own compensation plans and programs and anticipate that each of our executive officers will be covered by these programs following the spin-off. A more detailed description of our compensation programs can be found below under the heading “Compensation Discussion and Analysis.” In addition, for a description of our employment agreements with our executive officers, see “Employment Agreements” below.

Compensation Discussion and Analysis

The following is a discussion of the executive compensation programs to be adopted by Patriot in connection with the spin-off.

•	Patriot’s executive compensation plans and agreements have been reviewed and approved by Peabody’s Compensation Committee.

•	Certain of the executive compensation plans also will have been approved prior to the spin-off by Peabody, as Patriot’s sole stockholder.

•	Following the spin-off, Patriot’s executive compensation plans will be administered by Patriot’s Compensation Committee, which will be formed on or prior to the distribution date.

In anticipation of the spin-off, Peabody’s Compensation Committee engaged Mercer Human Resource Consulting, an independent outside compensation consultant, to provide guidance with respect to the development and implementation of Patriot’s compensation programs. Following the spin-off, these matters will fall within the responsibility of Patriot’s Compensation Committee, as described below. Under its charter, the Compensation Committee will have authority to engage the services of outside advisors, experts and others to assist the Compensation Committee in fulfilling these duties.

Patriot’s Board of Directors will establish a Compensation Committee on or prior to the spin-off with responsibility for evaluating the performance and compensation of our executives. We intend that the Compensation Committee will be comprised entirely of independent directors on or prior to the date required by the NYSE transition rules for newly public companies. This Compensation Committee will have overall responsibility for monitoring the performance of Patriot’s executives and evaluating and approving our executive compensation plans, policies and programs. The Compensation Committee will also review and approve any company-wide benefit plans. In addition, the Compensation Committee will oversee Patriot’s annual and long-term incentive plans and programs and will periodically assess the director compensation program.

Executive Compensation Program Objectives

The objectives of Patriot’s executive compensation program following the spin-off will be to attract, retain and motivate key executives to enhance long-term profitability and stockholder value. It is anticipated that compensation programs will be designed to align incentives for executives with achievement of Patriot’s business strategies, including:

•	Maximizing operational excellence in the areas of safety, productivity and cost management and environmental stewardship;

•	Capitalizing on organic growth opportunities as well as value-enhancing acquisitions and joint ventures; and

•	Maximizing profitability and customer satisfaction by taking advantage of our diverse products and sourcing capabilities.

The goals of our executive compensation program are to:

•	Provide competitive compensation based upon a review of peer companies, allowing us to successfully attract and retain highly-qualified executives with the leadership skills and experience necessary for our long-term success;

•	Provide incentive compensation that places a strong emphasis on financial performance with the flexibility to assess operational and individual performance; and

•	Provide an appropriate link between compensation and the creation of stockholder value through awards tied to our long-term performance and share price appreciation.

With these objectives in mind, the Compensation Committee of Peabody’s Board has approved a compensation structure for our executive officers that will incorporate four key components: base salary; an annual incentive plan; long-term incentive compensation consisting of restricted stock, stock options and restricted stock units; and retirement and other benefits. The objectives of each component are outlined below:

•	Annual Base Salaries. Appropriately remunerative base salary levels are critical in allowing us to attract and retain senior management employees to manage our transition as a separate publicly-traded company and to manage our operations with a view toward our long-term success.

•	Annual Incentive Awards. The aim of this component of the compensation program is to reward financial, safety, group and individual performance, as measured against pre-established goals.

•	Long-Term Incentive Awards. The long-term component of our executive compensation program is expected to consist of annual grants of equity-based awards, which are designed to align the interests of our named executive officers with those of our stockholders by motivating these officers to manage Patriot in a manner that fosters long-term performance, as reflected in stock price appreciation, increased stockholder value and achievement of financial objectives. We also believe these long-term incentives are essential to promote executive retention. Since we do not intend to maintain a defined benefit pension plan, the grant of long-term incentive awards will be our primary means for rewarding executive longevity and achievement of long-term strategic objectives.

•	Retirement and other Benefits. In order to attract and retain executive talent, we intend to provide a defined contribution plan with matching company contributions, health and welfare plans and other benefits that we believe are competitive within the industry.

Benchmarking Process

In developing Patriot’s executive compensation programs, Peabody’s Compensation Committee commissioned a compensation analysis conducted by its independent compensation consultant to ensure that Patriot’s programs are competitive with those of other publicly held companies of similar size and in similar industries. For positions that require specific industry knowledge and experience, Peabody’s Compensation Committee used both a mining comparator group and Mercer’s general industry database for benchmarking purposes. This helps to ensure that Patriot’s executive compensation levels are competitive relative to the companies with which Patriot competes for industry-specific talent. The mining comparator group is composed of Peabody Energy Corporation, CONSOL Energy, Inc., Arch Coal, Inc., Massey Energy Company, Alpha Natural Resources, Inc., Foundation Coal Holdings, Inc., International Coal Group, Inc., James River Coal Company, and Westmoreland Coal Company. Talent for other key roles in the organization can be acquired across a broader spectrum of companies. As such, Mercer’s compensation surveys from companies based on similar size and scope were utilized.

For purposes of reviewing the competitiveness of Patriot’s executive compensation program, Mercer used a combination of proxy data from the above peers and survey data to benchmark compensation for executive officers. The survey data consisted of general industry references for companies of comparable size to Patriot and was blended with the available proxy data to provide an overall market composite.

Peabody’s Compensation Committee also reviewed data, provided by Mercer, regarding types and levels of initial grants of long-term incentive awards provided to executives who lead companies through initial public offerings, spin-offs and similar transactions.

Overall, Mercer determined that Patriot’s executive compensation programs, as structured, are competitive relative to our peers and other companies who have engaged in similar transactions. Based upon the review of the compensation plans discussed below, peer group compensation levels, and general industry compensation levels, Peabody’s Compensation Committee assisted by its outside consultant determined that the value and design of Patriot’s executive compensation programs are appropriate.

Annual Base Salary

Patriot expects that base salary will represent the major fixed component of compensation for the named executive officers. Peabody’s Compensation Committee reviewed the base salaries of the Chief Executive Officer and the executives who will report directly to the Chief Executive Officer to ensure competitiveness in the marketplace. Mr. Whiting’s employment agreement, entered into on          , 2007, sets his base salary at $700,000.

Base salaries for the other named executive officers were determined based on a review of the benchmark data and the executive’s experience. Pursuant to the terms of their respective employment agreements, base salaries are as follows: Mr. Nemec, $375,000, Mr. Schroeder, $375,000, Mr. Ebetino, $375,000, and Mr. Bean, $275,000.

It is expected that Patriot’s Compensation Committee will review the base salaries of the named executive officers at least annually to ensure that their salaries are competitive with companies of similar size and complexity. Salary increases will be based on factors such as competitive market data, assessment of individual performance, promotions and level of responsibility.

Annual Incentive Plan

Patriot’s executive officers and other designated key employees will participate in an annual incentive compensation plan, which will be approved by Peabody, in its capacity as our sole stockholder, prior to the spin-off. In general, our annual incentive plan will provide opportunities for key executives to earn annual cash incentive payments tied to the successful achievement of pre-established objectives that support our business strategy.

Named executive officers will be assigned threshold, target and maximum incentive levels. If performance does not meet the threshold level, no incentive will be earned. At threshold levels, the incentive that can be earned generally will equal 50% of the target incentive. Under the plan, the target incentives for the named executive officers were established through an analysis of compensation for comparable positions in industries of similar size and complexity, in order to provide a competitive level of compensation when participants, including the named executive officers, achieve their performance objectives.

Pursuant to the terms of their respective employment agreements, the named executive officer’s Threshold, Target and Maximum incentive payouts, as a percent of their salaries, based on achievement of relevant performance objectives, will be as follows:

	Threshold Payout	Target Payout	Maximum Payout
Name	as a % of Salary	as a % of Salary	as a % of Salary

Richard M. Whiting	50%	100%	175%
Jiri Nemec	40%	80%	140%
Mark N. Schroeder	40%	80%	140%
Charles A. Ebetino, Jr.	40%	80%	140%
Joseph W. Bean	30%	60%	105%

Actual awards for the named executive officers will be determined based on the achievement of company and individual performance goals. Target incentive payouts generally will be received for achieving budgeted financial and safety goals and meeting individual performance goals. Maximum incentive payments generally will be received when financial, safety and individual performance goals are significantly exceeded.

Following the spin-off, performance goals under the annual incentive plan will be established by Patriot’s Compensation Committee, and goals for the named executive officers will be established by Patriot’s Compensation Committee at the beginning of each performance period, which is expected to be the calendar year. All annual incentive payouts to the named executive officers, including those related to 2007 performance, will be subject to the review and approval of Patriot’s Compensation Committee.

Long-Term Incentives

Prior to the spin-off, Peabody, as Patriot’s sole stockholder, will approve and Patriot’s Board of Directors will adopt, Patriot’s long-term incentive plan. The long-term incentive plan will provide opportunities for key executives to earn payments if certain pre-established long-term (greater than one year) objectives are successfully achieved.

Extended Long-Term Incentive Awards

Upon consummation of the spin-off, a long-term incentive opportunity will be granted to each of the named executive officers through a one-time award of stock options and restricted stock units. The targeted value of these awards will be split evenly between stock options and restricted stock units.

The purpose of the initial long-term incentive grants is to:

•	Build commitment to Patriot and promote retention during the transition period following the spin-off;

•	Align executive and stockholder interests;

•	Make a substantial portion of each named executive officer’s compensation directly contingent on future stock price appreciation; and

•	Complement the other components of our compensation program and provide competitive total compensation opportunities.

Stock Options

Initial awards will be made as of the effective date of the spin-off in the form of nonqualified stock options. Patriot anticipates that a Black-Scholes valuation model will be used to establish the expected value of Patriot’s stock option grants. The stock options will be granted at an exercise price equal to the closing market price of our common stock on the date of grant. Accordingly, those stock options will have intrinsic value to employees only if the market price of Patriot’s common stock increases after that date.

The initial grant of stock options will vest 50% on the fifth anniversary of the grant date, 25% on the sixth anniversary of the grant date and 25% on the seventh anniversary of the grant date. The options will immediately vest upon a change of control of Patriot or upon the holder’s death or disability. If the holder’s employment terminates for reasons other than death or disability, all unvested stock options will be forfeited. Stock options will expire ten years from the date of grant or following specified periods upon termination of employment, if earlier.

Restricted Stock Units

In connection with the spin-off, an initial award of time-vested restricted stock units will be granted. If certain performance metrics (described below) are met, additional restricted stock units may be earned. The award will time vest as follows and will be payable in shares of our common stock: 50% on the fifth anniversary of the grant date, 25% on the sixth anniversary of the grant date and 25% on the seventh anniversary of the grant date.

As mentioned above, if certain performance metrics are met on each of the vesting dates, additional restricted stock units may be earned as follows:

•	Fifth anniversary of the grant date; 50% of the initial award time vests with an opportunity to earn up to 1.5 x 50% of the initial award if certain performance metrics are achieved;

•	Sixth anniversary of the grant date: 25% of the initial award time vests with an opportunity to earn up to 3.0 x 25% of the initial award if certain performance metrics are achieved; and

•	Seventh anniversary of the grant date: 25% of the initial award time vests with an opportunity to earn up to 4.0 x 25% of the initial award if certain performance metrics are achieved.

The performance metrics have not been determined but will be finalized prior to the date of the award.

Restricted stock units will be issued at a price that equals the closing market price per share of our common stock on the effective date of the spin-off. Units will vest over, and will be payable subject to the achievement of performance goals at the conclusion of, the vesting periods. Upon a change of control of Patriot or the holder’s death, disability, retirement, termination with good reason or termination without cause, payments by us will be paid in proportion to the number of vested performance units based upon performance as of the date the event occurs. If the holder terminates employment without good reason or for cause, all restricted stock units will be forfeited.

We believe the grant levels are in line with typical market practices for similar transactions to provide a significant equity stake in Patriot to key executives. Pursuant to their respective employment agreements, the executives will receive, in connection with the spin-off, a one-time extended long-term incentive grant worth approximately:

As a %
Name	of Salary

Richard M. Whiting	850%
Jiri Nemec	475%
Mark N. Schroeder	475%
Charles A. Ebetino, Jr.	475%
Joseph W. Bean	365%

Annual Long-Term Incentive Grants

Patriot anticipates that a long-term incentive opportunity will be made available to each of our named executive officers and certain other key employees through annual awards and will be designed to be competitive and based on actual Patriot performance. The first of these annual awards will be granted to the named executive officers in the form of restricted shares that will cliff vest three years from the date of the spin-off. Restricted stock is designed to attract and retain the executive team, align executive and stockholder interests, and provide executives with stock ownership in Patriot. The timing, form and amount of future annual awards will be determined by Patriot’s Compensation Committee and Board of Directors. Under the terms of their respective employment agreements, the named executive officers shall receive annual long-term incentive awards with a value at least equal to the percentage of their base salaries set forth below:

As a %
Name	of Salary

Richard M. Whiting	250%
Jiri Nemec	175%
Mark N. Schroeder	120%
Charles A. Ebetino, Jr.	120%
Joseph W. Bean	75%

The shares will immediately vest upon a change of control of Patriot or upon the holder’s death or disability. If the holder’s employment is terminated for reasons other than death or disability, all unvested restricted shares will be forfeited.

Retirement Benefits

Defined Benefit Pension Plan

Patriot will not maintain a defined benefit pension plan for its executives or other employees.

Defined Contribution Plan

It is anticipated that Patriot will maintain a defined contribution retirement plan and other health and welfare benefit plans for its employees. Named executive officers will participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executives under the plans.

Excess Defined Contribution Retirement Plan

It is anticipated that Patriot will establish one excess defined contribution plan that provides retirement benefits to executives whose pay exceeds legislative limits for qualified benefit plans, which includes the named executive officers.

Perquisites

Patriot does not plan to provide any significant perquisites to its named executive officers or other senior executives.

Stock Ownership Guidelines

Management believes Patriot’s executives and directors should acquire and retain a significant amount of our common stock in order to further align their interests with those of stockholders. As such, it is anticipated that Patriot’s Board of Directors will adopt share ownership guidelines.

Employment Agreements

In connection with the spin-off, in order to be competitive in the market and to attract and retain executives key to the success of its business, Patriot will enter into employment agreements with each of our named executive officers and with certain other key executives.

The Chief Executive Officer’s employment agreement will extend from day-to-day so that there is at all times remaining a term of three years. Following a termination without cause or resignation for good reason, the Chief Executive Officer would be entitled to a payment equal to three years’ base salary and three times the higher of (1) the target annual bonus for the year of termination or (2) the average of the actual annual bonuses we paid in respect of the three prior years. One-third of this severance payment would be payable in twelve equal monthly installments commencing on the date of termination, with the remainder payable in a lump sum on the first anniversary of termination. Upon termination, the CEO would also be entitled to a one-time prorated bonus for the year of termination (based on our actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days he was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to other executives. He would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for three years following termination. If the CEO is terminated without cause or resigns for good reason as a result of a change in control, he would be entitled to all benefits described above and all outstanding equity awards would accelerate.

The employment agreements for the Senior Vice President & Chief Operating Officer and the Senior Vice President & Chief Financial Officer will extend from day-to-day so that there is at all times a remaining term of one year. Following a termination without cause or resignation for good reason, each would be entitled to a payment equal to one year of base salary plus (1) the target annual bonus for the year of termination or (2) the average of the actual annual bonuses we paid in respect of the three prior years. This amount would be payable in twelve equal monthly installments commencing on the date of termination. In addition, each would be entitled to a one-time prorated bonus for the year of termination (based on our actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days the executive officer was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to our other executives. Each of these officers would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for one year following termination. If each of these officers is terminated without cause or resigns for good reason as a result of a change in control, he would be entitled to all benefits described above and all outstanding equity awards would accelerate.

The employment agreements for the other named executive officers will have an initial two-year term. During the initial two-year term, following a termination without cause or resignation for good reason, each would be entitled to a payment equal to the product of (1) one year of base salary plus the greater of (a) the target annual bonus for the year of termination or (b) the average of the actual annual bonuses we paid in respect of the three prior years, multiplied by (2) the greater of (a) one or (b) the number of calendar days following the termination date remaining in the initial two-year term divided by 365. In addition, the other named executive officers would be entitled to a one-time prorated bonus for the year of termination (based on our actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days the executive officer was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to our other executives. Each other named executive officer would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for the greater of one year following the date of termination or the remainder of the agreement’s initial two-year term. If the other named executive officer is terminated without cause or resigns for good reason as a result of a change in control during the term of the employment agreement, he would be entitled to all benefits described above and all outstanding equity awards would accelerate.

If an employment agreement for any of the other named executive officers is not extended by mutual consent of the parties, the executive will no longer be entitled to receive any special termination benefits;

provided, however, if that executive is thereafter terminated by Patriot other than for cause, disability or death, he would be entitled to receive a one-year severance payment, pro-rated bonus and continuation benefits for one year as described above.

If any of the named executive officers is terminated for cause, as defined in their respective agreements or resigns without good reason (i.e. voluntary termination), the compensation due to that officer would only include accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. If that officer is terminated due to death or disability, he would be entitled to receive accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. He also would receive a pro-rated bonus for the year of termination, as described above.

Under all executives’ employment agreements, Patriot would not be obligated to provide any benefits under tax qualified plans that are not permitted by the terms of each plan or by applicable law or that could jeopardize the plan’s tax status. Continuing benefit coverage would terminate to the extent an executive is offered or obtains comparable coverage from any other employer. The employment agreements will provide for confidentiality during and following employment, and will include noncompetition and nonsolicitation covenants that will be effective during and for one year following employment. If an executive breaches any of his or her confidentiality, noncompetition or nonsolicitation covenants, the executive will forfeit any unpaid amounts or benefits. To the extent that excise taxes are incurred by an executive as a result of “excess parachute payments,” as defined by IRS regulations, Patriot will pay additional amounts so that the executive would be in the same financial position as if the excise taxes were not incurred.

Patriot Long-Term Incentive Plan

Prior to the completion of the spin-off, we intend to adopt an incentive plan, the Patriot Coal Corporation Long-Term Incentive Plan (which we refer to as the Plan), under which we will be able to grant equity-based and other awards. The following is a summary of what we currently expect to be the material terms of the Plan. The long-term incentive awards to be awarded to our named executive officers in connection with the spin-off will be issued under this Plan. The Plan will be approved by Peabody, as Patriot’s sole stockholder, prior to the spin-off.

Authorized Shares

Subject to adjustment, up to           shares of Patriot common stock will be available for awards to be granted under the Plan. No participant in the Plan may receive shares of Patriot common stock or stock-based units in any calendar year that relate to more than           shares of our common stock. The shares of common stock issued under the Plan may be authorized but unissued shares or shares reacquired by Patriot, including shares purchased in the open market or in private transactions.

If any shares of our common stock covered by an award terminate or are forfeited, then these shares will again be available for issuance under the Plan.

Administration

The Board of Directors or the Compensation Committee of the Board, as determined by the Board, will administer the Plan and will have authority to select individuals to whom awards are granted, determine the types of awards and number of shares covered, and determine terms and conditions of awards, including the applicable vesting schedule, performance conditions, and whether the award will be settled in cash, shares or a combination of the two.

Types of Awards

The Plan will provide for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards.

•	Stock Options — The exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant and each option will have a term to be determined by the

Compensation Committee or Board of Directors (not to exceed ten years). Stock options will be exercisable at such time or times as determined by the Compensation Committee or Board.

•	Stock Appreciation Rights — A stock appreciation right (SAR) may be granted free-standing or in tandem with another award under the Plan. Upon exercise of a SAR, the holder of that SAR is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the exercise price of the SAR. The exercise price of a SAR (other than a substitute award) will not be less than the fair market value of a share of our common stock on the date of grant.

•	Restricted stock/restricted stock units. Shares of restricted stock are shares of our common stock subject to restrictions on transfer and a substantial risk of forfeiture. A restricted stock unit consists of a contractual right denominated in shares of our common stock which represents the right to receive the value of a share of common stock at a future date, subject to certain vesting and other restrictions. Awards of restricted stock and restricted stock units will be subject to restrictions and such other terms and conditions as the Compensation Committee or Board may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Compensation Committee or Board may deem appropriate.

•	Performance Awards. The Plan will provide that grants of performance awards, including cash-denominated awards and (if determined by the Compensation Committee or Board) options, deferred shares, restricted stock or other stock-based awards will be made based upon certain “performance objectives” provided for under the terms of the Plan.

Eligibility

Our employees, directors, consultants and other key service providers will be eligible to receive awards under the Plan.

Adjustments

The Compensation Committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Plan for any change in shares of our common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of our common stock, or any other event that affects our capitalization if such an adjustment is necessary in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the Plan.

Amendment, Modification and Termination

Our Board of Directors may from time to time suspend, discontinue, revise or amend the Plan and the Compensation Committee may amend the terms of any award in any respect, provided that no such action will adversely impair or affect the rights of a holder of an outstanding award under the Plan without the holder’s consent, and no such action will be taken without stockholder approval, if required by the rules of the stock exchange on which our shares are traded.

SECURITY OWNERSHIP BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by Peabody. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:

•	each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares of Peabody’s common stock;

•	each person who we currently anticipate will be one of our directors at the time of the distribution;

•	each person who we currently anticipate will be one of our named executive officers at the time of the distribution;

•	all persons who we currently anticipate will be our directors and executive officers at the time of the distribution as a group.

The projected share amounts in the table below are based on the number of shares of Peabody common stock owned by each person or entity at April 30, 2007, as adjusted to reflect the distribution ratio of one share of our common stock for every ten shares of Peabody common stock. To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such persons or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of common stock and stock options that are vested or are scheduled to vest within 60 days are deemed to be outstanding and to be beneficially owned by the persons holding the options for the purpose of computing the percentage ownership of the person.

Amount and Nature
of Beneficial
	Ownership of	Percent of Class
	Patriot	of Patriot
Name	Common Stock	Common Stock

FMR Corp.
82 Devonshire Street Boston, MA 02109
Richard M. Whiting
Mark N. Schroeder
Jiri Nemec
Charles A. Ebetino, Jr.
Joseph W. Bean
All directors and executive officers as a group (7 persons)

OUR RELATIONSHIP WITH PEABODY AFTER THE SPIN-OFF

General

In connection with the spin-off, we and Peabody will enter into the Separation Agreement and several ancillary agreements to complete the separation of our businesses from Peabody and to distribute our common stock to Peabody stockholders. These agreements will govern the relationship between Peabody and Patriot after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. The agreements will have been prepared before the distribution, and will reflect agreement between affiliated parties established without arms-length negotiation. However, we believe that the terms of these agreements will equitably reflect the benefits and costs of our ongoing relationships with Peabody. The ancillary agreements include:

•	Tax Separation Agreement;

•	Coal Act Liability Assumption Agreement;

•	NBCWA Liability Assumption Agreement;

•	Administrative Services Agreement;

•	Transition Services Agreement;

•	Employee Matters Agreement;

•	Various coal supply agreements related to existing customer contracts;

•	Various real property agreements;

•	Master Equipment Sublease Agreement;

•	Software License Agreement; and

•	Common Interest Agreement.

These agreements and various other agreements governing our future relationships with Peabody are summarized below. We may enter into other agreements with Peabody prior to or concurrently with the separation that would relate to other aspects of our relationship with Peabody following the spin-off. Following the separation, we may enter into other commercial agreements with Peabody from time to time, the terms of which will be determined at those relevant times.

Each of Peabody and Patriot will have the right to offset amounts due to it by the other party under these agreements against any and all amounts due, now or in the future, by it to the other.

Of the agreements summarized below, the material agreements have been or will be filed as exhibits to the registration statement that we have filed with the SEC, of which this information statement forms a part. The summaries of materials agreements are qualified in their entireties by reference to the full text of the agreements.

Separation Agreement, Plan of Reorganization and Distribution

The Separation Agreement, Plan of Reorganization and Distribution, which we refer to as the Separation Agreement, sets forth the agreement between us and Peabody with respect to the principal corporate transactions required to effect our separation from Peabody; the transfer of certain assets and liabilities required to effect such separation; the distribution of our shares to Peabody stockholders; and other agreements governing the relationship between Peabody and us following the separation, including certain litigation matters. Peabody will only consummate the spin-off if specified conditions are met. These conditions include, among others, the receipt of a satisfactory private letter ruling from the IRS that the distribution and certain related transactions will qualify as a tax-free distribution to Peabody and its stockholders under sections 355 and 368 of the Code, the receipt of an opinion from Ernst & Young LLP as to the satisfaction of certain required qualifying conditions for the application of Section 355 to the spin-off, and the receipt of required governmental regulatory approvals. For additional information regarding conditions to the distribution, see “Corporate Information and Structure” beginning on page 7.

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or Peabody’s ability or plans to consummate the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the timeframe contemplated.

The Contribution; Allocation of Assets and Liabilities; No Representations and Warranties

In connection with the distribution, Peabody has contributed or will contribute to us certain subsidiaries and assets to be included in the Patriot business, as described in this information statement. It will effect this contribution by transferring, or causing its subsidiaries to transfer, all of the issued and outstanding capital stock of its direct and indirect subsidiaries conducting our business, and certain additional assets related to the conduct of our business. Peabody will have no interest in our assets and business and, subject to certain exceptions described below, generally will have no obligation with respect to our liabilities after the distribution. Similarly, we will have no interest in the assets of Peabody’s other businesses and generally will have no obligation with respect to the liabilities of Peabody’s retained businesses after the distribution.

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, neither we nor Peabody will make any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the contribution. Furthermore, unless expressly provided to the contrary in any ancillary agreement, all assets will be transferred on an “as is, where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

The Distribution

Following the satisfaction or waiver of all conditions to the distribution as set forth in the Separation Agreement, Peabody will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of our common stock. Peabody will instruct the distribution agent to distribute those shares on          , 2007 or as soon thereafter as practicable, so that each Peabody stockholder will receive one share of Patriot common stock for every ten shares of Peabody common stock they own as of the record date of the spin-off. The spin-off of the Patriot shares will be made in book-entry form, and physical stock certificates will be issued only upon request.

Releases and Indemnification

The Separation Agreement generally will provide for a full and complete mutual release and discharge as of the date of the spin-off of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or have failed to occur and all conditions existing or alleged to have existed on or before the separation, between or among Peabody or its affiliates, on the one hand, and us or our affiliates, on the other hand, except as expressly set forth in the Separation Agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the separation, other than the Separation Agreement, the ancillary agreements described below and the other agreements referred to in the Separation Agreement.

Subject to certain exceptions, we will agree to indemnify Peabody and its affiliates, and each of their directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	The business, operations, contracts, assets and liabilities of Patriot and its affiliates, whether arising before or after the spin-off;

•	Liabilities or obligations associated with the Patriot business, as defined in the Separation Agreement, or otherwise assumed by us pursuant to the Separation Agreement, including liabilities associated with litigation related to the Patriot business;

•	Any breach by us of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement; and

•	Any untrue statement or alleged untrue statement of any material fact contained in this information statement or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated, except for information for which Peabody will agree to indemnify us as described below.

Subject to certain exceptions, Peabody will agree to indemnify us and our affiliates, and each of our directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	The business, operations, contracts, assets and liabilities of Peabody and its affiliates (other than the Patriot business), whether arising before or after the spin-off;

•	Liabilities or obligations of Peabody or its affiliates other than those of an entity forming part of the Patriot business or otherwise assumed by us pursuant to the Separation Agreement, including liabilities associated with litigation that is not related to the Patriot business;

•	Any breach by Peabody of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement;

•	Certain retiree healthcare costs, as described under “Liability Assumption Agreements and Administrative Services Agreement” beginning on page 100; and

•	Any untrue statement or alleged untrue statement of any material fact regarding Peabody included in “Summary — Our Business”, “Summary — The Spin-Off” or “The Spin-Off — Reasons for the Spin-Off” above.

Non-solicitation of employees

Except with the written approval of the other party and subject to certain exceptions provided in the Separation Agreement, we and Peabody will agree not to, for a period of 12 months following the separation, directly or indirectly solicit or hire employees of the other party or its subsidiaries.

Expenses

The Separation Agreement will provide that Peabody will pay all costs and expenses incurred in connection with the spin-off and the transactions contemplated by the Separation Agreement, and all costs and expenses incurred in connection with the preparation, execution, delivery and implementation of the Separation Agreement and the ancillary agreements. Peabody will also pay other expenses of the transaction, including the legal, filing, accounting, printing, and other expenses incurred in connection with the preparation, printing, and filing of the registration statement on Form 10 of which this information statement is a part and this information statement.

Litigation Matters

The Separation Agreement will provide that we will diligently conduct, at our sole cost and expense, the defense of any actions related to the Patriot business, that we will notify Peabody of any material developments related to such litigation, and that we will agree not to file cross claims against Peabody in relation to such actions. Peabody will make corresponding agreements with respect to actions that are not related to the Patriot business. Furthermore, the Separation Agreement will require us and Peabody to cooperate to, among other matters, maintain attorney-client privilege and work product immunity in connection with litigation against us or Peabody, as further set forth in the common interest agreement described below.

Amendments and Waivers; Further Assurances

The Separation Agreement will provide that no provisions of it or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom that waiver, amendment, supplement or modification is sought to be enforced.

Peabody and Patriot will agree to use their respective reasonable efforts to

•	Execute and deliver any additional instruments and documents and take any other actions the other party may reasonably request to effectuate the purposes of the Separation Agreement and the ancillary agreements and their terms; and

•	To take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Dispute Resolution

The Separation Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreements, the resolution of disputes, controversies or claims that may arise between us and Peabody. These provisions contemplate that efforts will be made to resolve disputes, controversies or claims by escalation of the matter to senior management, independent Board committees or other representatives of us or Peabody. If those efforts are not successful, the parties may by mutual agreement submit the dispute, controversy or claim to arbitration in accordance with the CPR Rules for Non-Administered Arbitration or AAA Rules, subject to the provisions of the Separation Agreement.

Tax Separation Agreement

The tax separation agreement will set forth the responsibilities of Peabody and Patriot with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. Peabody will generally be responsible for federal, state, local and foreign income taxes of Patriot for periods before and including the spin-off. Patriot will generally be responsible for all other taxes relating to its business. Peabody and Patriot will each generally be responsible for managing those disputes that relate to the taxes for which each is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which both parties are responsible. The tax separation agreement will also provide that Patriot will have to indemnify Peabody for some or all of the taxes resulting from the transactions related to the distribution of Patriot common stock if it takes certain actions and if the distribution does not qualify as tax-free under Sections 355 and 368 of the Code.

To maintain the qualification of the distribution as tax-free under sections 368(a)(1)(D) and 355 of the Code, there are material limitations on transactions in which Patriot may be involved during the two-year period following the distribution date. Specifically, during this two-year period, Patriot will agree to refrain from engaging in any of the transactions listed below unless it first obtains a private letter ruling from the IRS or an opinion reasonably acceptable in substance to Peabody from a tax advisor reasonably acceptable to Peabody providing that the transaction will not affect the tax-free treatment of the distribution and the preceding contributions of capital.

Patriot is restricted from entering into any negotiations, agreements or arrangements with respect to transactions or events that may cause the spin-off to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly stock of Patriot representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code, including such transactions or events described below (and, for this purpose, including any redemptions made pursuant to open market stock repurchase programs), stock issuances pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, entering into any partnership or joint venture arrangements or a series of such transactions or events, but not including the spin-off.

•	Merging or consolidating with or into another corporation;

•	Liquidating or partially liquidating;

•	Selling or transferring all or substantially all of its assets in a single transaction or series of related transactions, or selling or transferring any portion of its assets that would violate certain continuity requirements imposed by the Code; and

•	Redeeming or otherwise repurchasing any of its capital stock other than pursuant to open market stock repurchase programs meeting certain IRS requirements.

If Patriot enters into any of these transactions, with or without the required private letter ruling or opinion from tax counsel, Patriot will be responsible for, and will indemnify Peabody from and against, any tax liability resulting from any such transaction.

Liability Assumption Agreements and Administrative Services Agreement

In connection with the spin-off, a subsidiary of Peabody has agreed to pay certain retiree healthcare liabilities of Patriot and its subsidiaries arising under the Coal Act and the 2007 NBCWA and predecessor agreements. The terms governing such assumptions shall be set forth in a Coal Act Liability Assumption Agreement and a NBCWA Liability Assumption Agreement, each to be entered into among the Peabody subsidiary and the applicable Patriot subsidiaries. Peabody will guarantee the performance of its subsidiary under these liability assumption agreements.

As of December 31, 2006, the estimated retiree healthcare liabilities to be paid by Peabody totaled $627.4 million, including $363.9 million of Coal Act liabilities and $263.5 million relating to 2007 NBCWA contractual liabilities. As a result of Peabody’s agreement to pay these liabilities, Patriot’s retiree healthcare expense and related cash payments will be reduced significantly from historical levels following the spin-off. On a pro forma basis, after giving effect to the terms of these agreements as if they had been in effect on January 1, 2006, Patriot’s expense and cash payments in 2006 for retiree healthcare would have been lower by $45.1 million and $59.7 million, respectively, than as reported for historical purposes.

Under the Coal Act Liability Assumption Agreement, the Peabody subsidiary has agreed to pay all retiree healthcare liabilities of Patriot and its subsidiaries under the Coal Act for employees retiring on or after January 1, 1976 and prior to October 1, 1994. Under the NBCWA Liability Assumption Agreement, the Peabody subsidiary has agreed to pay certain retiree healthcare liabilities of Peabody Coal Company (a Patriot subsidiary signatory to the 2007 NBCWA and predecessor agreements) for employees retiring after September 30, 1994 and on or before December 31, 2006. In certain circumstances, the Peabody subsidiary would not be responsible for increases in retiree healthcare benefits associated with future labor agreements entered into by us.

Patriot will administer the retiree healthcare benefits assumed by the Peabody subsidiary, pursuant to an Administrative Services Agreement to be entered into effective as of the spin-off. The Peabody subsidiary will pay Patriot the cost of these retiree healthcare benefits and a fee determined on a fair market value basis to administer such benefits. The Administrative Services Agreement shall remain in effect until the termination of both of the two liability assumption agreements.

Transition Services Agreement

Peabody and Patriot will enter into a transition services agreement pursuant to which Peabody will provide certain administrative and other services to Patriot, including in the following areas: information technology, purchasing and materials management, accounting services, payroll, human resources, engineering, geology, land management and environmental services. For each of these areas, a transition service schedule will summarize the services to be provided and the responsibilities of Peabody and Patriot. The cost to Patriot for these services will be at fair market value rates. Patriot will have the right to terminate the transition services agreement or any class of services provided thereunder on 60 days’ prior notice. The agreement will have an initial term of six months, and Patriot will have the option to extend for an additional term of three months and, under certain circumstances, for another term of three months.

Employee Matters Agreement

General

In connection with the spin-off, we and Peabody will enter into an employee matters agreement, which will provide for the transition of our employees and retirees from Peabody’s employee plans and programs to employee plans and programs at Patriot. The agreement also will allocate responsibility for certain employee benefit matters and liabilities after the distribution date, including benefits for certain former employees of Patriot’s subsidiaries. In general, and except as described below or under the section captioned “Liability Assumption Agreements and Administrative Services Agreement”, we and Peabody will be responsible for all obligations and liabilities relating to our respective current and former employees and their dependents and beneficiaries.

Health, Welfare and Benefit Plans

Under the employee matters agreement, Patriot will agree to provide specified health and welfare and retirement benefits to Patriot’s employees and retirees after the distribution date, which will generally be similar to the benefits Peabody provided to such persons. Except as otherwise provided in the employee matters agreement, as of the distribution date, our employees will generally cease participation in Peabody employee benefit plans and begin participation in our plans. We will generally recognize, among other things, our employees’ past service with Peabody for purposes of our employee benefit plans. Except as specifically provided in the employee matters agreement, nothing in that agreement will restrict our or Peabody’s ability to amend or terminate any of our or Peabody’s respective employee benefit plans.

Not later than the distribution date, we will establish our own qualified defined contribution plan under Section 401(k) of the Code, which generally will be similar to Peabody’s 401(k) plan as in effect at such time. Our plan will cover all current employees of the Patriot business who, immediately prior to the plan’s effective date, were participants in Peabody’s 401(k) plan. Not later than 30 days following the distribution date, the Peabody plan will transfer to our 401(k) plan the account balances and related assets (including outstanding loan balances) of each of these participants.

Patriot does not expect to establish a defined benefit retirement plan. For purposes of Peabody’s defined benefit retirement plan, eligible employees of Patriot and its affiliates will be deemed terminated as of the distribution date, and their benefits under such plan will be frozen as of that date.

Effective as of the distribution date, Patriot will establish separate health and welfare plans and a flexible benefit plan for Patriot employees comparable to those maintained by Peabody prior to the spin-off. Under the employee matters agreement, Peabody would administer those plans on behalf of Patriot during the period beginning immediately following the spin-off and ending on December 31, 2007. Patriot will reimburse Peabody for all expenses it incurs as a result of this arrangement. Patriot will credit each of its employees with the amount of accrued but unused vacation time and other time-off benefits that such employee had with Peabody as of the distribution date. As of January 1, 2008, Patriot will assume responsibility for administering its own health and welfare plans and flexible benefit plan.

Treatment of Peabody Equity Awards held by Patriot Employees

In connection with the spin-off, each Peabody stock option that is outstanding immediately prior to the distribution date will be adjusted based on a formula determined by Peabody’s Compensation Committee in accordance with the terms of the applicable stock incentive plan. Certain Peabody employees who will become Patriot executives following the spin-off will hold adjusted Peabody stock options that are scheduled to vest on or before January 3, 2008. These options shall continue to vest based on such optionees’ continued employment by Patriot through the earlier of their date of termination or January 3, 2008. Such optionees shall have six months after the earlier of January 3, 2008 or their termination from Patriot to exercise vested options in accordance with the terms of the applicable stock incentive plan and option agreement.

Certain Peabody employees who will become Patriot executives following the spin-off will hold adjusted Peabody stock options that were granted before January 1, 2006 and are scheduled to vest after January 3, 2008. These options will be converted to a dollar value, based on the closing price of Peabody common stock on the distribution date. That value will be distributed to the optionee as soon as practicable following the spin-off in the form of registered shares of Peabody common stock, based on the closing price of Peabody common stock on the distribution date.

Certain Peabody employees who will become Patriot executives following the spin-off hold restricted shares of Peabody common stock. On the record date, those restricted stockholders will receive the Patriot stock dividend on the same basis as all other Peabody stockholders. In addition, restricted shares held by these Patriot employees that are scheduled to vest on or before January 3, 2008 will continue to vest based on continued employment by Patriot through the earlier of their date of termination or January 3, 2008. These restricted shares will remain subject to the terms and conditions of the applicable stock incentive plan and award agreement as in effect immediately prior to the distribution date. Restricted shares held by these Patriot employees that are scheduled to vest after January 3, 2008 will accelerate and become fully vested on the distribution date.

Certain Peabody employees who will become Patriot executives following the spin-off hold outstanding performance unit awards under Peabody’s stock incentive plans. These performance units will be adjusted to take the spin-off into account based on a formula determined by Peabody’s Compensation Committee in accordance with the applicable stock incentive plan. Performance units held by Patriot employees that are scheduled to vest by January 3, 2008 will continue to vest based on continued employment by Patriot. These performance units shall remain subject to the terms and conditions of the applicable award agreement as in effect immediately prior to the distribution date. Performance units held by Patriot employees that are scheduled to vest after January 3, 2008 will accelerate and become payable at their full value (without proration) based on Peabody’s actual performance results as of December 31, 2007. Payments with respect to vested performance unit awards will be made in the form of registered shares of Peabody common stock.

Peabody’s Board of Directors has approved certain amendments to Peabody’s existing long term incentive stock plans, effective as of the distribution date, to permit the treatment of equity awards as outlined above.

For all other Peabody employees who hold Peabody equity awards and become Patriot employees, an amendment to Peabody’s long-term stock incentive plans will be implemented to allow for continued vesting under these plans.

Ongoing Coal Supply Arrangements

General

Coal produced by Patriot’s operations is primarily sold to Peabody pursuant to intercompany agreements. Peabody then markets and sells the coal to utilities and other customers pursuant to their own coal supply agreements. Following the spin-off, if requested by Patriot, Peabody will use its reasonable efforts to obtain necessary third-party consents to assign to Patriot existing coal supply agreements sourced by Patriot’s operations. If Peabody is unable to assign such contracts, Patriot will continue to supply coal pursuant to the Master Coal Supply Agreements or the two other coal supply agreements discussed below. As shown in the chart below, Patriot’s obligations under these contractual arrangements will diminish to approximately 6.5 million tons per year by 2010.

Patriot will maintain a separate sales and marketing subsidiary, and enter into its own coal supply arrangements for new business. As Peabody’s underlying coal supply agreements expire, Peabody and Patriot may separately compete with each other and other coal suppliers for future business.

Master Coal Supply Agreements

To ensure continuity of supply, Patriot will enter into one or more Master Coal Supply Agreements with certain Peabody subsidiaries, whereby Patriot will continue to supply coal sourced from its operations on substantially similar terms and conditions as the pre-existing contractual obligations. The Master Coal Supply

Agreements will not apply to coal sold pursuant to the two coal supply agreements between Patriot and such Peabody subsidiaries discussed below.

Coal Supply Agreement I

COALSALES II, LLC, a Peabody affiliate (COALSALES II) supplies approximately 2.9 million tons per year of coal to a steam coal customer pursuant to a long term coal supply agreement that runs through December 31, 2012 (Underlying Contract I). COALSALES II currently sources substantially all of the coal requirements of the Underlying Contract I with coal produced from Patriot’s Rocklick and Big Mountain operations. To ensure continuity of supply to its customer, COALSALES II will enter into a new coal supply agreement with Patriot (Coal Supply Agreement I), whereby Patriot will supply coal to COALSALES II under substantially similar terms and conditions, including any contract extensions, as the Underlying Contract I, except for the pricing terms which will be more reflective of anticipated long-term market pricing for similar quality coal.

Coal Supply Agreement II

COALSALES, LLC, a Peabody affiliate (COALSALES), supplies coal to another steam coal customer pursuant to a coal supply agreement that runs through December 31, 2016 (Underlying Contract II) with a price reopener for all deliveries commencing January 1, 2012. COALSALES currently sources Underlying Contract II with 3.5 million tons per year of coal produced from Patriot’s Highland operation. To ensure continuity of supply to its customer, COALSALES will enter into a new coal supply agreement with Patriot (Coal SupplyAgreement II), whereby Patriot will supply coal to COALSALES at the same price and under substantially similar terms and conditions as the Underlying Contract II.

Certain Real Property Arrangements

Following the spin-off, Patriot and its affiliates will control approximately 1.4 billion tons of coal reserves and related surface property in West Virginia, western Kentucky and Illinois through various means, including fee ownership, coal leases and option agreements. Except for certain easements, rights of access and similar rights due to the adjacent ownership of real property in western Kentucky, no continuing real property relationships between Peabody and Patriot are contemplated as part of the spin-off. Following the separation, Patriot and Peabody may enter into other commercial real property agreements from time to time, the terms of which will be determined at those relevant times.

Master Equipment Sublease Agreement

Certain mining equipment and facilities used in the Patriot business are leased from third parties by various Peabody affiliates. Following the spin-off, Patriot will sublease such equipment and facilities from Peabody on terms and conditions substantially similar to the third-party lease agreements. The sublease payments will be approximately $17 million in 2008 and decline to $2.2 million per year by 2011 assuming exercise of certain buy-out options related to such equipment and facilities. After the spin-off, all new equipment and facilities leases will be entered into by Patriot without Peabody involvement. Upon expiration of an underlying equipment lease, Patriot shall have the right to exercise any applicable buy-out rights or return the respective equipment to the lessor in accordance with the terms of such lease. Patriot shall indemnify, defend and hold Peabody harmless from and against any and all claims, damages, costs and expenses related to the subleased equipment or any breach by Patriot of the master sublease agreement or its underlying lease agreements. Subject to the foregoing, Patriot will be responsible for acquiring and maintaining all equipment and facilities used in the operation of its businesses following the spin-off.

Guarantees

Peabody has guaranteed the performance of Patriot, and Patriot has guaranteed the performance of Peabody, under certain arrangements, including real property leases, equipment and fixture leases, coal supply agreements and other contracts. We do not expect all of these guarantees to be released by the consummation of the spin-off, and we have agreed to use commercially reasonable efforts to obtain their release as promptly as practicable thereafter. Each of Peabody and Patriot has also agreed to indemnify the other for any losses they incur as a result of guaranteeing the other’s obligations.

We have unconditionally and jointly and severally guaranteed the payment of principal, premium, if any, and interest on certain indebtedness of Peabody. In connection with the spin-off, Peabody will obtain a release of our guarantee.

Software License Agreement

Pursuant to the software license agreement, Peabody will grant to Patriot a non-exclusive license, solely in connection with Patriot’s operation of the Patriot business, to install, copy and distribute internally, use and create improvements, enhancements and modifications to certain proprietary software applications and programs that provide interfaces between such software applications and those systems assigned by Peabody to Patriot under the Separation Agreement. Peabody will also grant the right to copy and distribute internally, use and create improvements, enhancements or modifications to any related documentation developed by Peabody that pertains to the operation of the licensed software applications.

The software license agreement will continue indefinitely, subject to certain termination rights, such as upon a change of control of Patriot. The agreement also will provide that Peabody may, but is under no obligation to, provide Patriot with improvements, enhancements or modifications it makes to the licensed software applications and related documentation after the date of the spin-off. Patriot may make its own improvements, enhancements or modifications to the licensed software applications and related documentation, but all intellectual property rights therein will be owned by Peabody and licensed to Patriot under this agreement. Peabody will not provide support and maintenance services to Patriot in connection with the licensed software applications other than under the Transition Services Agreement. As consideration for the license granted under the software license agreement, Patriot will pay Peabody an upfront license fee. We do not currently anticipate that Peabody will provide us with updates, enhancements or modifications to the licensed software applications during the term of the software license agreement.

Common Interest Agreement

In connection with the spin-off, we and Peabody will enter into a common interest agreement, which will set forth the terms under which we will cooperate with Peabody with respect to claims, suits, investigations or other proceedings that have been, or that in the future could be, initiated against us or Peabody. With the exception of situations where a conflict of interest arises between us and Peabody, under the common interest agreement, the attorney-client privilege and the work product doctrine will apply to all privileged information and work product exchanged between us and Peabody.

The common interest agreement will provide that the parties will share such information and documents as they deem appropriate under the law with the other parties and their officers, directors, employees, advisors or agents, so long as such person is informed by the applicable party of the confidential nature of the shared information and documents and is obligated to treat such information and documents in accordance with the provisions of the common interest agreement. If any third party requests, by summons, subpoena or otherwise, the production of any privileged documents from any party to the common interest agreement, the recipient of such demand will immediately notify the other party and will take all reasonable steps to permit the assertion of all applicable rights and privileges with respect to the documents and information subject to the request.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Delaware General Corporation Law, our certificate of incorporation and our by-laws, and are entirely qualified by those documents, which you must read for complete information on the terms of our capital stock. Our certificate of incorporation and our by-laws are included as exhibits to the registration statement of which this information statement is a part.

Authorized and Outstanding Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. The authorized preferred shares shall include 1 million shares of Series A Junior Participating Preferred Stock. Based on the approximately 265 million shares of Peabody common stock that we expect to be outstanding on the record date, and a distribution ratio of one share of Patriot common stock for every ten shares of Peabody common stock, we will have approximately 26.5 million shares of common stock outstanding immediately following the spin-off. The actual number of shares to be distributed will be determined on the record date. No shares of preferred stock will be outstanding immediately following the spin-off.

Common Stock

Dividends

Subject to preferences that may be applicable to any series of preferred stock, the owners of our common stock may receive dividends when declared by the Board of Directors out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our Board deems relevant.

Voting Rights

Each share of common stock will be entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. There will be no cumulative voting rights.

Liquidation Rights

If we liquidate, dissolve or wind-up our business, whether voluntarily or not, our common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Preemptive Rights

The common stock will have no preemptive or similar rights.

Listing

We intend to apply to have our common stock authorized for listing on the NYSE under the trading symbol “PCX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock. We believe that the ability of our Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Anti-Takeover Effects of Provisions of Delaware Law and our Charter and by-laws” below.

Immediately following the spin-off, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of our preferred stock other than shares of our preferred stock that may become issuable pursuant to our rights plan described below.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of business combination includes mergers, sales of assets, issuances of voting stock and certain other transactions. An interested stockholder is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•	the Board of Directors approved the business combination before the stockholder became an interested stockholder, or the Board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•	the Board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-Laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of Patriot by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Classes of Preferred Stock.  Under our certificate of incorporation, our Board of Directors has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock, which may be greater than those of our common stock. The effects of the issuance of a new series or class of preferred stock might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company.

Removal of Directors; Filling Vacancies.  Our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, only our Board will be authorized to fix the number of directors and to fill any vacancies in our Board. These provisions could make it more difficult for a potential acquirer to gain control of our Board.

Stockholder Action.  Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our Chief Executive Officer or pursuant to a resolution adopted by our Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

Advance Notice Procedures.  Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our Board, the chairman of the Board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Classified Board of Directors.  Our certificate of incorporation provides for our Board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our Board will be elected each year. Under Section 141 of Delaware General Corporation Law, directors serving on a classified Board can only be removed for cause. We expect that Class I directors will have an initial term expiring in 2008, Class II directors will have an initial term expiring in 2009 and Class III directors will have an initial term expiring in 2010. After the separation, we expect our Board will consist of seven directors. After the initial term of each class, our directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions. We believe that a classified board will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board, because a majority of the directors at any given time will have prior experience on our Board. The classified board provision should also help to ensure that our Board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Amendments.  Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend the provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors, the classified board and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our Board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

Our Board of Directors will adopt a rights agreement on or before the consummation of the spin-off. Under the rights agreement, we expect to issue one preferred share purchase right for each outstanding share of common stock. A description of the terms of the rights is set forth in a rights agreement between Patriot and the designated rights agent. The following description is intended as a summary only and is qualified in its entirety by reference to the form of the rights agreement, which is filed as an exhibit to the registration statement of which this document is a part.

Purchase Price

Once the rights become exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $      per one one-hundredth of a preferred share, subject to adjustment.

Flip-In

In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

Flip-Over

If we are acquired in a merger or other business combination transaction or 50% or more of our combined assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date

The distribution date is the earlier of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or (2) 10 business days (or such later date as may be determined by action of our Board of Directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

Transfer and Detachment

Until the distribution date, the rights will be evidenced by book entry in our direct registration system. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

Exercisability

The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1)          , 2017, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

Adjustments

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Preferred Shares

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

Exchange

At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our Board of Directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a preferred share (subject to adjustment).

Redemption

At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our Board of Directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments

The terms of the rights may be amended by our Board of Directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than 10%, except that the Board may not reduce or cancel the redemption price and from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights of Holders

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Antitakeover Effects

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our Board since the rights may be redeemed by us at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in our equity securities or seeking to obtain control of us. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation, i.e. a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Patriot’s certificate of incorporation and by-laws require indemnification to the fullest extent permitted by Delaware law. We also intend to obtain directors’ and officers’ liability insurance providing coverage to our officers and directors. In addition, we intend to enter into indemnification agreements with each of our directors and certain officers. Patriot’s certificate of incorporation requires the advancement of expenses incurred by officers and directors in relation to any action, suit or proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (certain illegal distributions), or (iv) for any breach of a director’s duty of loyalty to the corporation or its stockholders. Patriot’s certificate of incorporation includes such a provision.

2008 ANNUAL MEETING OF STOCKHOLDERS

Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. The first annual meeting of our stockholders after the spin-off is expected to be held in May of 2008. In order to be considered for inclusion in our proxy materials for the 2008 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices set forth on page 6, Attn: Corporate Secretary, prior to          , 2007. We anticipate commencing the mailing of proxies for the 2008 annual stockholders’ meeting in          , 2008.

Under Patriot’s by-laws, any stockholder who wishes to nominate a director or bring other business before the stockholders at the 2008 Annual Meeting without having such proposal included in the proxy statement:

•	Must notify the Corporate Secretary in writing at Patriot’s principal executive offices between and ; however, if Patriot advances the date of the meeting by more than 20 days or delays the date by more than 70 days, from , 2008, then such notice must be received not earlier than 120 days before the date of the annual meeting and not later than the close of business on the 90th day before such date or the 10th day after public disclosure of the meeting is made; and

•	Such notice must contain the specific information required by Patriot’s by-laws regarding the proposal or nominee, including, but not limited to, name, address, shares held, a description of the proposal or information regarding the nominee and other specified matters.

You can obtain a copy of Patriot’s by-laws without charge by writing to the Corporate Secretary at the address shown above. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal included in Patriot’s proxy statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

DESCRIPTION OF INDEBTEDNESS

Our indebtedness is expected to consist of the following after the spin-off:

	Revolving	Senior Secured
	Credit Facility	Loan	Total

Bank credit facilities and/or notes	$	$	$
Outstanding
Letters of credit outstanding

Unused commitments

We anticipate entering into one or more credit facilities, including a revolving credit facility, in order to provide for our working capital requirements, to support letters of credit and for other general corporate requirements, including the financing of acquisitions. Our credit facilities will be utilized at the effective date of the spin-off to replace certain Peabody letters of credit and surety bonds currently in place with respect to Patriot obligations. It is estimated that this initial usage will be approximately $300 million.

We expect that our facilities will be secured by a first lien on Patriot’s assets including, but not limited to, coal reserves, property, plant, equipment and mine development and accounts receivable. The terms and conditions for these facilities are expected to be substantially similar to those of other companies of similar standing.

We expect that the terms of the new credit facilities will contain certain customary events of default which generally give the banks the right to accelerate payments of outstanding debt, including without limitation:

•	failure to maintain required covenant ratios, as described below;

•	failure to make a payment of principal, interest or fees within a grace period; and

•	default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

The bank credit facilities will contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios) as well as limitations on additional debt, dividends and asset sales.

WHERE YOU CAN FIND MORE INFORMATION

Patriot has filed with the SEC a registration statement on Form 10 with respect to the shares of Patriot common stock to be received by the stockholders of Peabody in the spin-off. This information statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits to the Form 10 registration statement. For further information with respect to Patriot and the shares of Patriot common stock, reference is hereby made to the Form 10 registration statement, including its exhibits. Statements made in this information statement relating to the contents of any contract, agreement or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the Form 10 registration statement, including its exhibits, at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet address at http://www.sec.gov.

As a result of the spin-off, Patriot will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC’s web site.

In addition, Patriot intends to furnish holders of Patriot common stock with annual reports containing combined financial statements audited by an independent accounting firm.

The financial statements of a subsidiary of the Group, as defined in Note 1, KE Ventures, LLC, as of and for the years ended December 31, 2004 and 2005 are required by Rule 3-09 of Regulation S-X and are incorporated by reference to Exhibit 99.2 to the registration statement of which this information statement is a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peabody Energy Corporation

We have audited the accompanying combined balance sheets of Patriot Coal Corporation, subsidiaries of Peabody Energy Corporation, (the Group) as of December 31, 2005 and 2006, and the related combined statements of operations, changes in invested capital (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of KE Ventures, LLC (a LLC in which the Group has a 73.9% ownership interest for 2006 and 49% for 2005 and 2004). KE Ventures, LLC is a consolidated entity as of December 31, 2006 and for the year ended December 31, 2006. KE Ventures, LLC total assets are $85 million as of December 31, 2006 and total revenues are $103.8 million for the year ended December 31, 2006. KE Ventures, LLC is an investee as of December 31, 2005 and for each of the two years in the period ended December 31, 2005. In the combined financial statements, the Group’s investment in KE Ventures, LLC is stated at $44.0 million as of December 31, 2005, and the Group’s equity in the net income of KE Ventures, LLC is stated at $16.9 and $11.9 million for the years ended December 31, 2005 and 2004, respectively. KE Ventures, LLC statements as of December 31, 2005 and 2006 and for the three years in the period ended December 31, 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KE Ventures, LLC, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Group at December 31, 2005 and 2006, and the combined results of its operations and its combined cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the combined financial statements, on January 1, 2005, the Group changed its method of accounting for exchanges of nonmonetary assets, and on December 31, 2006, the Group changed its method of accounting for postretirement benefit plans.

/s/  Ernst & Young LLP

St. Louis, Missouri
May 11, 2007

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Revenues
Sales	$812,055	$960,901	$1,142,521
Others revenues	6,265	19,116	9,803

Total revenues	818,320	980,017	1,152,324
Costs and Expenses
Operating costs and expenses	741,564	870,735	1,055,283
Depreciation, depletion and amortization	63,191	66,583	87,069
Asset retirement obligation expense	27,262	15,572	24,327
Selling and administrative expenses	58,491	57,123	47,909
Other operating income:
Net gain on disposal or exchange of assets	(5,764)	(57,042)	(78,631)
(Income) loss from equity affiliates	(8,667)	(10,427)	4,908

Operating Profit (Loss)	(57,757)	37,473	11,459
Interest expense	13,842	10,527	11,908
Interest income	(918)	(1,553)	(1,417)

Income (Loss) Before Income Taxes and Minority Interests	(70,681)	28,499	968
Income tax provision	—	—	—
Minority interests	275	—	11,169

Net Income (Loss)	$(70,956)	$28,499	$(10,201)

See accompanying notes to the combined financial statements.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

COMBINED BALANCE SHEETS

	Year Ended December 31,
	2005	2006
	(Dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents	$519	$398
Accounts receivable and other, net of allowance for doubtful accounts	5,838	31,701
Net receivable from affiliates	181,843	105,381
Inventories	25,872	34,753
Prepaid expenses and other current assets	1,785	7,004

Total current assets	215,857	179,237
Property, plant, equipment and mine development
Land and coal interests	623,357	694,476
Buildings and improvements	227,604	270,990
Machinery and equipment	270,560	381,649
Less accumulated depreciation, depletion and amortization	(333,401)	(437,919)

Property, plant, equipment and mine development, net	788,120	909,196
Notes receivable	13,626	52,975
Investments and other assets	122,337	67,821

Total assets	$1,139,940	$1,209,229

LIABILITIES AND INVESTED CAPITAL (DEFICIT)
Current liabilities
Trade accounts payable	$47,937	$53,978
Accrued expenses	155,095	163,045

Total current liabilities	203,032	217,023
Long-term debt	11,459	20,722
Note payable to affiliate	62,000	62,000
Asset retirement obligations	134,447	139,703
Workers’ compensation obligations	220,029	207,860
Accrued postretirement benefit costs	807,641	1,139,017
Obligation to industry fund	27,879	25,626
Other noncurrent liabilities	66,069	61,525

Total liabilities	1,532,556	1,873,476
Minority interests	—	16,153
Invested interest (deficit)	(392,616)	(358,279)
Accumulated other comprehensive loss	—	(322,121)

Total invested capital (deficit)	(392,616)	(680,400)

Total liabilities and invested capital (deficit)	$1,139,940	$1,209,229

See accompanying notes to the combined financial statements.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Cash Flows From Operating Activities
Net income (loss)	$(70,956)	$28,499	$(10,201)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	63,191	66,583	87,069
Net gain on disposal or exchange of assets	(5,764)	(57,042)	(78,631)
(Income) loss from equity affiliates	(8,667)	(10,427)	4,908
Dividends received from equity investments	6,184	7,552	9,935
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	472	4,926	2,316
Inventories	(499)	(4,497)	(7,998)
Other current assets	(230)	1,254	(3,767)
Accounts payable and accrued expenses	13,014	(6,573)	(10,636)
Asset retirement obligations	(14,908)	(13,465)	3,006
Workers’ compensation obligations	8,173	3,011	(3,163)
Accrued postretirement benefit costs	(36,810)	11,273	4,677
Obligation to industry fund	(13,867)	(3,033)	(2,253)
Other, net	(3,959)	(12,118)	(10,673)

Net cash provided by (used in) operating activities	(64,626)	15,943	(15,411)

Cash Flows From Investing Activities
Additions to property, plant, equipment and mine development	(36,780)	(96,806)	(80,224)
Acquisitions, net	(2,490)	—	(44,538)
Additions to advance mining royalties	(5,263)	(6,096)	(6,065)
Proceeds from disposal of assets, net of notes receivable	7,207	13,496	48,168
Net change in receivables from/payables to affiliates	95,597	61,757	79,322

Net cash provided by (used in) investing activities	58,271	(27,649)	(3,337)

Cash Flows From Financing Activities
Contribution from Parent	6,985	—	44,538
Long-term debt payments	—	—	(23,792)
Issuance of notes payable	—	11,459	—
Distribution to minority interests	—	—	(2,119)

Net cash provided by financing activities	6,985	11,459	18,627

Net increase (decrease) in cash and cash equivalents	630	(247)	(121)
Cash and cash equivalents at beginning of year	136	766	519

Cash and cash equivalents at end of year	$766	$519	$398

See accompanying notes to the combined financial statements.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

COMBINED STATEMENTS OF CHANGES TO INVESTED CAPITAL (DEFICIT)

		Accumulated	Total
	Invested	Other	Invested
	Capital	Comprehensive	Capital
	(Deficit)	Loss	(Deficit)
	(Dollars in thousands)

December 31, 2003	$(1,123,889)	$—	$(1,123,889)
Net loss	(70,956)	—	(70,956)
Contribution from Parent	6,985	—	6,985

December 31, 2004	(1,187,860)	—	(1,187,860)
Net income	28,499	—	28,499
Dividend from subsidiary of Peabody	766,745		766,745

December 31, 2005	(392,616)	—	(392,616)
Net loss	(10,201)	—	(10,201)
Postretirement plans and worker’s compensation obligations (net of taxes of $0):
Accumulated actuarial loss	—	(318,614)	(318,614)
Prior service cost	—	(3,507)	(3,507)
Contribution from Parent	44,538	—	44,538

December 31, 2006	$(358,279)	$(322,121)	$(680,400)

See accompanying notes to the combined financial statements.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS

(1)  Distribution, Basis of Presentation and Significant Accounting Policies

Distribution

On April 19, 2007, Peabody Energy Corporation (“Peabody”) announced that it is evaluating strategic alternatives regarding the subsidiaries listed below. The evaluation is expected to result in a spin-off or other transaction involving these assets to enhance long-term shareholder value. In the event of a spin-off, Peabody will distribute as a dividend to the stockholders of Peabody common stock of a corporation which will hold common stock or membership interests, as applicable, of these entities. A spin-off would be effected in accordance with a separation agreement and other related agreements between Peabody and Patriot Coal Corporation (the “Group”) that will facilitate the transition of the Group into an independent, publicly traded company. The assets and operations in the transactions under consideration would consist of a portion of those that Peabody attributes to its eastern U.S. mining operations as reported in its Eastern U.S. Mining Operations business segment in its financial statements and Securities and Exchange Commission reports.

Basis of Presentation

The combined financial statements for the Group include the accounts of the following entities:

•	Eastern Coal Company, LLC and subsidiaries, which own coal-mining operations in West Virginia and Kentucky;

•	Midwest Coal Resources II, LLC and subsidiaries, which own coal-mining operations in western Kentucky;

•	Indian Hill Company and subsidiaries, which own coal-mining operations in western Kentucky;

•	Central States Coal Reserves of Kentucky, LLC, HCR Holdings, LLC, Cleaton Coal Company, Cyprus Creek Land Company and Cyprus Creek Land Resources LLC, all of which own coal reserves in the Illinois Basin; and

•	Snowberry Land Company and Fort Energy, LLC, which collectively own an effective 73.9% interest in the KE Ventures, LLC joint venture and its coal-mining operations in West Virginia.

These entities are held by Peabody Investments Corp. (“Parent”), which is a wholly-owned subsidiary of Peabody. All significant transactions, profits and balances have been eliminated between these entities. The Group operates in one domestic coal segment.

The information discussed below primarily relates to the Group’s historical results and may not necessarily reflect what its financial position, results of operations and cash flows will be in the future or would have been as a stand-alone company during the periods presented. Upon the completion of the spin-off, the Group’s capital structure will be changed significantly and it will enter certain on-going operational agreements with Peabody to enhance both the financial position and cash flows of the Group. Such agreements include the assumption by Peabody of certain retiree healthcare liabilities and the re-pricing of a major coal supply agreement to reflect anticipated long-term market pricing for similar quality coal.

In conjunction with the spin-off, the Group plans to enter into one or more credit facilities, including a revolving credit facility, intended to provide for our working capital requirements, support letters of credit and for other general corporate requirements. The Group’s credit facilities will be utilized to replace certain Peabody letters of credit and surety bonds currently in place with respect to the Group’s obligations.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Description of Business

The Group is engaged in the mining of steam coal for sale primarily to electric utilities and metallurgical coal for sale to steel mills and independent coke producers. The Group’s mining operations are located in the eastern and midwestern United States, primarily in West Virginia and Kentucky. In addition to mining activities, the Group also manages its coal reserve and real estate holdings, including sales or other strategic transactions of its coal reserves and real estate properties.

New Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). For fiscal years ending after December 15, 2006, SFAS No. 158 requires recognition of the funded status of pension and other postretirement benefit plans (an asset for overfunded status or a liability for underfunded status) in a company’s balance sheet. In addition, the standard requires recognition of actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”) and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS No. 106”) when determining a plan’s funded status, with a corresponding charge to accumulated other comprehensive income (loss).

The Group adopted SFAS No. 158 on December 31, 2006, and as a result, recorded a noncurrent liability of $322.1 million, which reflected the net underfunded status of the retiree healthcare and workers’ compensation plans. The funded status of each plan was measured as the difference between the fair value of the assets and the projected benefit obligation (the “funded status”). SFAS No. 158 did not impact net income. The impact to the balance sheet was as follows (see Notes 11 and 13 for additional details):

	Before		After
	Application of		Application of
	SFAS No. 158	Adjustments	SFAS No. 158
	(Dollars in thousands)

Workers’ compensation obligations	$216,866	$(9,006)	$207,860
Accrued postretirement benefit costs	807,923	331,094	1,139,017
Obligation to industry fund	25,593	33	25,626
Total liabilities	1,551,355	322,121	1,873,476
Accumulated other comprehensive loss	—	(322,121)	(322,121)
Total invested capital (deficit)	(358,279)	(322,121)	(680,400)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN No. 48”). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006 (January 1, 2007 for the Group). Any adjustments required upon the adoption of this interpretation must be recorded directly to retained earnings in the year of adoption and reported as a change in accounting principle. The adoption of FIN No. 48 will not have a material impact on the Group’s results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion 29 (“SFAS No. 153”),” which became effective for fiscal periods beginning after

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

June 15, 2005. Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that general principle. SFAS No. 153 eliminates the exception to fair value measurement for exchanges of similar productive assets that previously existed under APB Opinion No. 29 and replaces it with a general exception for exchanges that lack commercial substance. The Group early adopted SFAS No. 153 on January 1, 2005, and applied these provisions to subsequent coal reserve exchanges (see Note 3). There were no nonmonetary exchanges in any periods presented prior to the adoption of SFAS No. 153.

Sales

The Group’s revenue from coal sales is realized and earned when risk of loss passes to the customer. Coal sales are made to the Group’s customers under the terms of supply agreements, most of which are long-term (greater than one year). Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the mine, where coal is loaded to the rail, barge, truck or other transportation source(s) that serves each of the Group’s mines. Shipping and transportation costs are generally borne by the customer. The Group incurs certain “add-on” taxes and fees on coal sales. Coal sales are reported including taxes and fees charged by various federal and state governmental bodies.

Other Revenues

Other revenues include royalties related to coal lease agreements and farm income. Royalty income generally results from the lease or sublease of mineral rights to third parties, with payments based upon a percentage of the selling price or an amount per ton of coal produced. Certain agreements require minimum annual lease payments regardless of the extent to which minerals are produced from the leasehold, although revenue is only recognized on these payments as the mineral is mined. The terms of these agreements generally range from specified periods of 5 to 15 years, or can be for an unspecified period until all reserves are depleted.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Materials and supplies and coal inventory are valued at the lower of average cost or market. Saleable coal represents coal stockpiles that will be sold in current conditions. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory costs include labor, supplies, equipment, operating overhead and other related costs.

Property, Plant, Equipment and Mine Development

Property, plant, equipment and mine development are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period, including $0.3 million, $0.1 million and $0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Expenditures which extend the useful lives of existing plant and equipment assets are capitalized. Maintenance and repairs are charged to operating costs as incurred. Costs incurred to develop coal mines or to expand the capacity of operating mines are capitalized. Costs incurred to maintain current production capacity

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

at a mine and exploration expenditures are charged to operating costs as incurred. Costs to acquire computer hardware and the development and/or purchase of software for internal use are capitalized and depreciated over the estimated useful lives.

Coal reserves are recorded at cost, or at fair value in the case of acquired businesses. As of December 31, 2006 and 2005, the net book value of coal reserves totaled $500.4 million and $522.0 million, respectively. These amounts included $292.5 million and $341.9 million at December 31, 2006 and 2005, respectively, attributable to properties where the Group was not currently engaged in mining operations or leasing to third parties and, therefore, the coal reserves were not currently being depleted. Included in the book value of coal reserves are mineral rights for leased coal interests including advance royalties and the net book value of these mineral rights was $198.3 million and $204.6 million at December 31, 2006 and 2005, respectively.

Depletion of coal reserves and amortization of advance royalties are computed using the units-of-production method utilizing only proven and probable reserves in the depletion base. Mine development costs are principally amortized over the estimated lives of the mines using the straight-line method.

Depreciation of plant and equipment (excluding life of mine assets) is computed using the straight-line method over the estimated useful lives as follows:

Years

Building and improvements	10 to 22
Machinery and equipment	3 to 30
Leasehold improvements	Shorter of life of asset, mine or lease

In addition, certain plant and equipment assets associated with mining are depreciated using the straight-line method over the estimated life of the mine. Remaining lives vary from one to 22 years. The charge against earnings for depreciation of property, plant, equipment and mine development was $47.5 million, $37.1 million and $37.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Intangible Assets

Intangible assets (included in “Investments and other assets”), consisting primarily of purchased contract rights that are amortized on a per-ton-shipped basis, were (on a gross basis) $58.9 million and $59.4 million at December 31, 2006 and 2005, respectively. Accumulated amortization at December 31, 2006 and 2005 was $34.5 million and $31.4 million, respectively. The charge against earnings for amortization of intangible assets was $3.6 million, $3.7 million and $4.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. These intangibles are also subject to evaluation for potential impairment if an event occurs or circumstances change that indicate the carrying amount may not be recoverable.

Investment in Joint Ventures

The Group accounts for its investment in less than majority-owned joint ventures under either the equity or cost method. The Group applies the equity method to investments in joint ventures when it has the ability to exercise significant influence over the operating and financial policies of the joint venture. Investments accounted for under the equity method are initially recorded at cost, and any difference between the cost of the Group’s investment and the underlying equity in the net assets of the joint venture at the investment date is amortized over the lives of the related assets that gave rise to the difference. The book value of the Group’s equity method investments as of December 31, 2006 and 2005 was $0.6 million and $44.5 million, respectively, and is reported in “Investments and other assets” in the combined balance sheets. The Group’s

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

pro rata share of earnings from joint ventures and basis difference amortization is reported in the combined statement of operations in “Income from equity affiliates.”

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”) addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group’s asset retirement obligation (“ARO”) primarily consist of spending estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mining permit.

The Group estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third-party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. The Group records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. The Group also recognizes an obligation for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement and revegetation of backfilled pit areas.

Income Taxes

Income taxes are accounted for using a balance sheet approach in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The Group accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. A valuation allowance is established if it is “more likely than not” that the related tax benefits will not be realized. In determining the appropriate valuation allowance, the Group considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position.

SFAS No. 109 specifies that the amount of current and deferred tax expense for an income tax return group shall be allocated among the members of that group when those members issue separate financial statements. For purposes of the financial statements, the Group’s income tax expense has been recorded as if it filed a consolidated tax return separate from Peabody, notwithstanding that a majority of the operations were historically included in the U.S. consolidated income tax return filed by Peabody. The Group’s valuation allowance was also determined on the separate tax return basis. Additionally, the Group’s tax attributes (i.e. net operating losses and AMT credits) have been determined based on U.S. consolidated tax rules describing the apportioning of these items upon departure (i.e. spin-off) from the Peabody consolidated group.

Peabody was managing its tax position for the benefit of its entire portfolio of businesses. Peabody’s tax strategies are not necessarily reflective of the tax strategies that the Group would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized the Group’s stand-alone position. As a result, the Group’s effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Postretirement Healthcare Benefits

The Group accounts for postretirement benefits other than pensions in accordance with SFAS No. 106, which requires the costs of benefits to be provided to be accrued over the employees’ period of active service. These costs are determined on an actuarial basis. As a result of the adoption of SFAS No. 158 on December 31, 2006, the Group’s combined balance sheet as of December 31, 2006 fully reflects the funded status of postretirement benefits.

Multi-Employer Benefit Plans

The Group has an obligation to contribute to two plans established by the Coal Industry Retiree Health Benefits Act of 1992 (the “Coal Act”) — the “Combined Fund” and the “1992 Benefit Plan.” A third fund, the 1993 Benefit Fund (the “1993 Benefit Plan”), was established through collective bargaining, but is now a statutory plan under legislation passed in 2006. The Combined Fund obligations are accounted for in accordance with Emerging Issues Task Force No. 92-13, “Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992,” as determined on an actuarial basis. The 1992 Benefit Plan and the 1993 Benefit Plan qualify as multi-employer plans under SFAS No. 106 and expense is recognized as contributions are made.

Pension Plans

The Group participates in a non-contributory defined benefit pension plan (sponsored by its Parent) accounted for in accordance with SFAS No. 87, which requires that the cost to provide the benefits be accrued over the employees’ period of active service. These costs are determined on an actuarial basis and are allocated to the Group by its Parent. Assets and liabilities related to the pension plan are not reflected in the Group’s financial statements.

The Group also participates in two multi-employer pension plans, the United Mine Workers of America 1950 Pension Plan (the “1950 Plan”) and the United Mine Workers of America 1974 Pension Plan (the “1974 Plan”). These plans qualify as multi-employer plans under SFAS No. 87 and expense is recognized as contributions are made.

Postemployment Benefits

The Group provides postemployment benefits to qualifying employees, former employees and dependents and accounts for these items on the accrual basis in accordance with SFAS No. 112 “Employers’ Accounting for Postemployment Benefits.” Postemployment benefits include workers’ compensation occupational disease, which is accounted for on the actuarial basis over the employees’ period of active service; workers’ compensation traumatic injury claims, which are accounted for based on estimated loss rates applied to payroll and claim reserves determined by independent actuaries and claims administrators; disability income benefits, which are accrued when a claim occurs; and continuation of medical benefits, which are recognized when the obligation occurs. As a result of the adoption of SFAS No. 158 on December 31, 2006, the Group’s combined balance sheet as of December 31, 2006 fully reflects the funded status of postemployment benefits.

Invested Capital

The Group’s invested capital (deficit) is comprised of the capital and earnings (losses) retained inception to date for all of the companies in the group.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Use of Estimates in the Preparation of the Combined Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In particular, the Group has significant long-term liabilities relating to retiree healthcare and work-related injuries and illnesses. Each of these liabilities is actuarially determined and the Group uses various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. In addition, the Group has significant asset retirement obligations that involve estimations of costs to remediate mining lands and the timing of cash outlays for such costs. If these assumptions do not materialize as expected, actual cash expenditures and costs incurred could differ materially from current estimates. Moreover, regulatory changes could increase the obligation to satisfy these or additional obligations.

Finally, in evaluating the valuation allowance related to the Group’s deferred tax assets, the Group takes into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of the valuation allowance, the Group may record a change in valuation allowance through income tax expense in the period such determination is made.

Impairment of Long-Lived Assets

The Group records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets under various assumptions are less than the carrying amounts of those assets. Impairment losses are measured by comparing the estimated fair value of the impaired asset to its carrying amount. There were no impairment losses recorded during the periods covered by the combined financial statements.

(2)  Risk Management and Financial Instruments

The Group is exposed to various types of risk in the normal course of business, including fluctuations in commodity prices and interest rates. These risks are actively monitored to ensure compliance with the risk management policies of the Group. In most cases, commodity price risk related to the sale of coal is mitigated through the use of long-term, fixed-price contracts rather than financial instruments.

Credit Risk

The Group’s concentration of credit risk is substantially with the Parent and utility customers. The Group sells the majority of its production to the Parent at prices paid by third-party customers (see Note 14 for additional discussion of related party transactions). The Group also has a $20.2 million receivable from a KE Ventures, LLC partner, which acts as cash manager for the joint venture. Allowance for doubtful accounts was $0.3 million at December 31, 2006 and less than $0.1 million at December 31, 2005. The Group also has $52.4 million in notes receivable as of December 31, 2006 outstanding from counterparties in the sale of coal reserves and surface lands discussed in Note 3.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Employees

As of December 31, 2006, the Group had approximately 2,500 employees. As of December 31, 2006, approximately 61% of the Group’s employees at company operations were represented by an organized labor union and they generated approximately 47% of the 2006 sales volume. Relations with its employees and, where applicable, organized labor are important to the Group’s success. Union labor is represented by the United Mine Workers of America (“UMWA”). The UMWA-represented workers at one of the Group’s midwestern mines operate under a contract that expires on December 31, 2007 and this UMWA-represented mine generated approximately 20% of the 2006 coal production. The remainder of the Group’s UMWA-represented workers in Appalachia operate under a recently signed, five-year labor agreement expiring December 31, 2011.

(3)  Resource Management and Other Commercial Events

During 2006, the Group sold coal reserves and surface lands located in Kentucky and West Virginia for proceeds of $84.9 million in exchange for cash and a $52.4 million note receivable and recognized a gain of $66.6 million. The gain from these transactions is included in “Net gain on disposal or exchange of assets” in the combined statements of operations.

In the third quarter of 2005, Peabody exchanged certain steam coal reserves for steam and metallurgical coal reserves as part of a contractual dispute settlement between Peabody and a third-party. Under the settlement, Peabody received $10.0 million in cash, a new coal supply agreement that partially replaced the disputed coal supply agreement, and exchanged the Group’s steam coal reserves. As a result of the final settlement and based on the fair values of the items exchanged in the overall settlement transaction (including cash of $4.0 million), the Group recognized a gain on assets exchanged of $37.4 million in relation to this transaction. The fair value of assets exchanged exceeded the book value of assets relinquished by $33.4 million and this non-cash addition is not included in “Additions to property, plant, equipment and mine development” in the combined statement of cash flows. The gain from this transaction is included in “Net gain on disposal or exchange of assets” in the combined statements of operations.

Also in the third quarter of 2005, the Group recognized a $6.2 million gain from an exchange transaction involving the acquisition of Illinois Basin coal reserves in exchange for coal reserves, cash, notes, and the Group’s 45% equity interest in a partnership.

Operating costs and expenses included $21.0 million in business interruption insurance recoveries for the year ended December 31, 2004.

(4)  Inventories

Inventories consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

Materials and supplies	$9,003	$13,404
Saleable coal	14,633	16,651
Raw coal	2,236	4,698

Total	$25,872	$34,753

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(5)  Investment in Joint Ventures

The Group’s investment in joint ventures primarily consists of one significant subsidiary, KE Ventures, LLC, for which the Group owned a 49% interest as of December 31, 2005 and 2004. This investment for fiscal 2005 and 2004 was accounted for using the equity method and the Group had the ability to exercise significant influence over the operating and financial policies of the joint venture. In March 2006, the Group increased its ownership in the joint venture to an effective level of 73.9% and accordingly, fully combined the operations of KE Ventures, LLC in its combined financial statements effective January 1, 2006. The purchase price for the additional 24.9% interest was $44.5 million plus debt assumed. Upon combining the KE Ventures, LLC financial statements, the purchase price was effectively allocated over the various assets and liabilities in proportion to the additional ownership percentage with an additional $52.8 million allocated to coal reserves. The book value of investment in joint venture for KE Ventures, LLC was $44.0 million as of December 31, 2005.

The Group owns a 30.0% interest in Dominion Terminal Associates, a partnership that leases a coal export terminal from the Peninsula Ports Authority of Virginia under a 30-year lease that permits the partnership to purchase the terminal at the end of the lease term for a nominal amount. The book value of investment in Dominion Terminal Associates was $0 as of December 31, 2006 and 2005. See Note 15 for additional disclosures for Dominion Terminal Associates.

Income (loss) from equity affiliates for the Group is as follows:

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Dominion Terminal Associates	$(3,668)	$(5,151)	$(4,968)
KE Ventures, LLC	11,850	16,859	—
Other	485	(1,281)	60

Income (loss) from equity affiliates	$8,667	$10,427	$(4,908)

Summarized financial information for KE Ventures, LLC as of December 31, 2005 and for the years ended December 31, 2004 and 2005 is presented below:

	Year Ended December 31,
	2004	2005
	(Dollars in thousands)

Revenues	$113,159	$147,065
Operating costs and expenses	85,672	99,548
Operating profit	24,973	35,450
Net income	23,885	34,408

December 31, 2005
(Dollars in thousands)

Current assets	$36,649
Noncurrent assets	81,913
Current liabilities	30,047
Noncurrent liabilities	43,664
Member’s capital	44,851

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(6)  Leases

The Group leases equipment and facilities, directly or indirectly through its Parent, under various non-cancelable lease agreements. Certain lease agreements require the maintenance of specified ratios and contain restrictive covenants that limit indebtedness, subsidiary dividends, investments, asset sales and other Parent actions. Rental expense under operating leases was $28.4 million, $29.9 million and $27.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A substantial amount of the coal mined by the Group is produced from mineral reserves leased from third-party land owners. The Group leases these coal reserves under agreements that require royalties to be paid as the coal is mined. Certain of these lease agreements also require minimum annual royalties to be paid regardless of the amount of coal mined during the year. Total royalty expense was $51.0 million, $32.9 million and $32.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease and royalty payments as of December 31, 2006, are as follows:

	Operating	Coal
Year Ended December 31,	Leases	Reserves
	(Dollars in thousands)

2007	$26,223	$17,248
2008	21,558	15,064
2009	18,580	11,204
2010	17,960	7,883
2011	13,326	5,557
2012 and thereafter	11,648	9,311

Total minimum lease payments	$109,295	$66,267

During 2002, Peabody entered into a transaction with Penn Virginia Resource Partners, L.P. (“PVR”) whereby two Peabody subsidiaries sold 120 million tons of coal reserves in exchange for $72.5 million in cash and 2.76 million units, or 15%, of the PVR master limited partnership. The Group participated in the transaction, selling approximately 40 million tons of coal reserves with a net book value of $14.3 million in exchange for $40.0 million. The Group leased back the coal from PVR and pays royalties as the coal is mined. A $25.7 million gain was deferred at the inception of this transaction and $3.2 million of the gain was recognized in each of the years 2006, 2005 and 2004. The remaining deferred gain of $12.8 million at December 31, 2006 is intended to provide for the Group’s potential exposure to loss resulting from its continuing involvement in the properties and will be amortized to “Operating costs and expenses” in the combined statements of operations over the minimum remaining term of the lease, which is four years from December 31, 2006.

As of December 31, 2006, certain of the Group’s lease obligations were secured by Peabody’s outstanding letters of credit totaling $20.3 million.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(7)  Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

Accrued healthcare, including post-retirement	$71,551	$78,174
Workers’ compensation obligations	27,534	24,456
Accrued payroll and related benefits	18,439	20,803
Accrued taxes other than income	10,911	15,314
Other accrued benefits	12,416	8,272
Accrued royalties	3,323	4,381
Accrued lease payments	1,337	1,745
Other accrued expenses	9,584	9,900

Total accrued expenses	$155,095	$163,045

(8)  Income Taxes

The income (loss) before income taxes and minority interests was income of $1.0 million, income of $28.5 million, and a loss of $70.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, and consisted entirely of domestic results.

The income tax rate differed from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Federal statutory rate	$(24,738)	$9,975	$339
Depletion	(10,917)	(15,184)	(14,817)
Intercompany adjustment	47,747	46,284	15,037
State income taxes, net of U.S. federal tax benefit	(5,415)	(10,494)	(2,582)
Minority interest	(96)	—	(3,909)
Changes in valuation allowance	(4,428)	(230,586)	3,219
Changes in tax reserves	—	224	172
Deemed liquidation of subsidiary	—	199,632	2,230
Other, net	(2,153)	149	311

Total	$—	$—	$—

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

Deferred tax assets:
Postretirement benefit obligations	$350,674	$486,847
Tax credits and loss carryforwards	7,164	5,442
Accrued long-term workers’ compensation liabilities	99,025	92,610
Accrued reclamation and mine closing liabilities	53,779	53,618
Obligation to industry fund	11,152	10,251
Others	5,456	7,289

Total gross deferred tax assets	527,250	656,057

Deferred tax liabilities:
Property, plant, equipment and mine development, leased coal interests and advance royalties, principally due to differences in depreciation, depletion and asset writedowns	229,814	226,695

Total gross deferred tax liabilities	229,814	226,695

Valuation allowance	(297,436)	(429,362)

Net deferred tax liability	$—	$—

Deferred taxes consisted of the following:
Current deferred income taxes	$—	$—
Noncurrent deferred income taxes	—	—

Net deferred tax liability	$—	$—

The Group’s deferred tax assets included net operating losses (“NOL”) and alternative minimum tax (“AMT”) credits of $5.4 million and $7.2 million as of December 31, 2006 and 2005, respectively. The NOL’s and AMT credits represent the amounts that would be apportioned to these entities in accordance with the Internal Revenue Code and Treasury Regulations should the Group be legally separated from Peabody. The NOL’s and AMT credits decreased $1.8 million for the year ended December 31, 2006 to correspond to the apportionment of Peabody’s consolidated tax group’s tax attributes as adjusted for the 2006 utilization of NOL’s and generation of AMT credits in consolidation. The impact of these allocation rules on the tax attributes determined on a separate company basis is reflected as an intercompany adjustment in the statutory income tax rate reconciliation above. The NOL carryforwards begin to expire in 2019, and the AMT credits have no expiration date.

Overall, the Group’s net deferred tax assets are offset by a valuation allowance of $429.4 million and $297.4 million as of December 31, 2006 and 2005, respectively. The valuation allowance was increased by $132.0 million for the year ended December 31, 2006, including an increase of $128.7 million due to the adoption of SFAS No. 158, which, if recognized, would be recorded directly to invested capital (deficit). The Group evaluated and assessed the expected near-term utilization of NOL’s, book and taxable income trends, available tax strategies and the overall deferred tax position to determine the valuation allowance required as of December 31, 2005 and 2006.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

During 2005, the Group was a party to a comprehensive and strategic internal restructuring project completed by Peabody. This restructuring focused on realigning Peabody’s subsidiary ownership on a geographic and functional basis and facilitated the consolidation of assets in a tax-efficient manner, better positioning Peabody to execute future strategic transactions. Indirect consequences of the internal corporate restructuring were a deduction for a deemed liquidation of a subsidiary for tax purposes and the transfer of NOL’s and AMT credits from the Group to Peabody upon the conversion of certain corporations to limited liability companies.

The Group establishes reserves for tax contingencies when, despite the belief that the Group’s tax return positions are fully supported, certain positions are likely to be challenged and may not be fully sustained. The tax contingency reserves are analyzed on a quarterly basis and adjusted based upon changes in fact and circumstances, such as progress of federal and state audits, case law and emerging legislation. The Group’s effective tax rate includes the impact of tax contingency reserves and changes to the reserves, including related interest, as considered appropriate by management. The Group establishes the reserves based upon management’s assessment of exposure associated with permanent tax differences (e.g., tax depletion expense).

The Group made no U.S. Federal, state and local income tax payments for the years ended December 31, 2006, 2005 and 2004.

(9)  Long-Term Debt

The Group’s total indebtedness consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

6.25% Promissory Notes	$11,459	$12,365
Notes Payable	—	8,357

Total	$11,459	$20,722

6.25% Promissory Notes

In conjunction with the exchange transaction involving the acquisition of Illinois Basin coal reserves discussed in Note 3, the Group entered into 6.25% Promissory Notes (the “Notes”). The Notes and related interest are payable in annual installments of $1.7 million beginning January 2008. The Notes mature in January 2017.

Notes Payable

The Group’s Notes Payable represents long-term debt outstanding of KE Ventures, LLC. The Notes Payable are obligations with the partners of the joint venture other than the Group. These notes are payable on demand but subordinated to other long-term debt obligations to the Group. The partners have suspended interest on the notes.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(10)  Asset Retirement Obligations

Reconciliations of the Group’s liability for asset retirement obligations were as follows:

	December 31,
	2005	2006
	(Dollars in thousands)

Balance at beginning of year	$156,741	$134,447
Liabilities incurred	595	10,441
Liabilities settled or disposed	(37,841)	(22,414)
Accretion expense	15,991	15,917
Revisions to estimate	(1,039)	1,312

Balance at end of year	$134,447	$139,703

As of December 31, 2006, asset retirement obligations of $139.7 million consisted of $96.3 million related to locations with active mining operations and $43.4 million related to locations that are closed or inactive. As of December 31, 2005, asset retirement obligations of $134.4 million consisted of $86.1 million related to locations with active mining operations and $48.3 million related to locations that are closed or inactive. The credit-adjusted, risk-free interest rates were 6.16% and 5.81% at January 1, 2006 and 2005, respectively.

For the year ended December 31, 2005, the Group recorded a $9.2 million reduction in its asset retirement obligations and expense associated with the disposal of non-strategic properties and the assumption of the related reclamation liabilities by the purchaser.

As of December 31, 2006 and 2005, Peabody had $85.5 million and $48.2 million, respectively, in surety bonds outstanding to secure the Group’s reclamation obligations or activities. The amount of reclamation self-bonding in certain states in which the Group qualifies was $48.7 million and $54.9 million as of December 31, 2006 and 2005, respectively.

(11)  Workers’ Compensation Obligations

Certain operations of the Group are subject to the Federal Coal Mine Health and Safety Act of 1969, and the related workers’ compensation laws in the states in which they operate. These laws require the Group’s operations to pay benefits for occupational disease resulting from coal workers’ pneumoconiosis (“occupational disease”). Provisions for occupational disease costs are based on determinations by independent actuaries or claims administrators.

The Group provides income replacement and medical treatment for work related traumatic injury claims as required by applicable state law. Provisions for estimated claims incurred are recorded based on estimated loss rates applied to payroll and claim reserves determined by independent actuaries or claims administrators. Certain operations of the Group are required to contribute to state workers’ compensation funds for second injury and other costs incurred by the state fund based on a payroll-based assessment by the applicable state. Provisions are recorded based on the payroll based assessment criteria.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The workers’ compensation provision consists of the following components:

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Service cost	$3,709	$4,137	$2,807
Interest cost	10,967	10,244	9,568
Net amortization	519	(1,352)	(1,369)

Total occupational disease	15,195	13,029	11,006
Traumatic injury claims	16,447	17,505	10,984
State assessment taxes	14,798	16,315	10,388

Total provision	$46,440	$46,849	$32,378

The significant decline in traumatic workers’ compensation costs is primarily driven by the impact of changes in workers’ compensation law in West Virginia. Administrative fees have been reduced as a result of successfully self administering, at a lower cost, claims that were previously administered by the State. In addition, the law changes have reduced the frequency and magnitude of claims.

The weighted-average assumptions used to determine the workers’ compensation provision were as follows:

	Year Ended December 31,
	2004	2005	2006

Discount rate	6.40%	6.10%	5.90%
Inflation rate	3.50%	3.50%	3.50%

Workers’ compensation obligations consist of amounts accrued for loss sensitive insurance premiums, uninsured claims, and related taxes and assessments under black lung and traumatic injury workers compensation programs.

The workers’ compensation obligations consisted of the following:

	December 31,
	2005	2006
	(Dollars in thousands)

Occupational disease costs	$181,858	$173,924
Traumatic injury claims	65,705	58,392

Total obligations	247,563	232,316
Less current portion (included in Accounts payable and accrued expenses)	(27,534)	(24,456)

Noncurrent obligations (included in Workers’ compensation obligations)	$220,029	$207,860

As a result of the adoption of SFAS No. 158 on December 31, 2006, the accrued workers’ compensation liability on the combined balance sheet at December 31, 2006 reflects the accumulated obligation less any portion that is currently funded. The adoption of SFAS No. 158 decreased liabilities and “Accumulated other comprehensive loss” by $9.0 million at December 31, 2006.

As of December 31, 2006 and 2005, Peabody had $146.2 million and $110.0 million, respectively, in surety bonds and letters of credit outstanding to secure the Group’s workers’ compensation obligations.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The reconciliation of changes in the occupational disease liability benefit obligation were as follows:

	December 31,
	2005	2006
	(Dollars in thousands)

Change in benefit obligation:
Beginning of year obligation	$164,186	$165,954
Service cost	4,137	2,807
Interest cost	10,244	9,568
Net change in actuarial loss (gain)	(2,396)	4,311
Benefit and administrative payments	(10,217)	(8,716)

Net obligation at end of year	165,954	173,924
Change in plan assets:
Fair value of plan assets at beginning of period	—	—
Employer contributions	10,217	8,716
Benefits paid	(10,217)	(8,716)

Fair value of plan assets at end of period	—	—
Funded status at end of period	(165,954)	(173,924)
Unrecognized actuarial gain	(15,904)	—

Accrued cost	$(181,858)	$(173,924)

The liability for occupational disease claims represents the actuarially-determined present value of known claims and an estimate of future claims that will be awarded to current and former employees. The liability for occupational disease claims was based on a discount rate of 6.0% and 5.9% at December 31, 2006 and 2005, respectively. Traumatic injury workers’ compensation obligations are estimated from both case reserves and actuarial determinations of historical trends, discounted at 5.9% and 6.1% as of December 31, 2006 and 2005, respectively.

Federal Black Lung Excise Tax Refund Claims

In addition to the obligations discussed above, certain subsidiaries of the Group are required to pay black lung excise taxes to the Federal Black Lung Trust Fund (the “Trust Fund”). The Trust Fund pays occupational disease benefits to entitled former miners who worked prior to July 1, 1973. Excise taxes are based on the selling price of coal, up to a maximum of $1.10 per ton for underground mines and $0.55 per ton for surface mines. The Group had a receivable for excise tax refunds of $19.4 million as of December 31, 2006 and 2005 related to a court ruling that excise taxes paid in prior years on export coal is refundable to the Group, which is included in “Investments and other assets” in the combined balance sheets. In a January 2007 decision, a federal appellate court ruled that the Group is also entitled to collect interest on the $19.4 million refund from the federal government.

(12)  Pension and Savings Plans

The Group participates in a defined benefit pension plan (the “Pension Plan”) sponsored by one of the Parent’s subsidiaries, covering certain U.S. salaried employees and eligible hourly employees of the Group. Accordingly, assets and liabilities for the Pension Plan are not allocated to the Group and are not presented in

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

the accompanying balance sheets. Annual contributions to the Pension Plan are made as determined by consulting actuaries based upon the Employee Retirement Income Security Act of 1974 minimum funding standard. Assets of the Pension Plan are primarily invested in various marketable securities, including U.S. government bonds, corporate obligations and listed stocks. The Group recorded expense of $3.7 million, $4.5 million, and $4.1 million for the years ended December 31, 2006, 2005 and 2004 (payable to the plan sponsor), respectively, as a result of its participation in the Pension Plan, reflecting the Group’s proportional share of Peabody expense based on the number of plan participants.

Multi-Employer Pension Plans

Certain subsidiaries participate in multi-employer pension plans (the 1950 Plan and the 1974 Plan), which provide defined benefits to substantially all hourly coal production workers represented by the UMWA. Benefits under the UMWA plans are computed based on service with the subsidiaries or other signatory employers. There were no contributions to the multi-employer pension plans during the years ended December 31, 2006, 2005, or 2004. In December 2006, the 2007 National Bituminous Coal Wage Agreement was signed, which required funding of the 1974 Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for certain UMWA workers. Under the labor contract, the per hour funding rate increased to $2.00 in 2007 and increases each year thereafter until reaching $5.50 in 2011. During 2006, represented employees subject to the new rate worked a total of approximately four million hours.

Defined Contribution Plans

The Parent sponsors employee retirement accounts under a 401(k) plan for eligible salaried U.S. employees of the Group (the “401(k) Plan”). The Parent matches voluntary contributions to the 401(k) Plan up to specified levels. The Group recognized expense for the 401(k) Plan of $4.1 million, $1.4 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. A performance contribution feature allows for additional contributions from the Parent based upon meeting specified Peabody performance targets, and the performance contributions made by the Parent on behalf of the Group employees were $2.7 million, $2.7 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(13)  Postretirement Healthcare Benefits

The Group currently provides healthcare and life insurance benefits to qualifying salaried and hourly retirees and their dependents from defined benefit plans established by the Parent. Plan coverage for health and life insurance benefits is provided to certain hourly retirees in accordance with the applicable labor agreement.

Net periodic postretirement benefit costs included the following components:

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Service cost for benefits earned	$451	$538	$599
Interest cost on accumulated postretirement benefit obligation	54,994	62,615	62,385
Amortization of prior service cost	(9,677)	(2,685)	(2,545)
Amortization of actuarial losses	3,121	22,896	26,866

Net periodic postretirement benefit costs	$48,889	$83,364	$87,305

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Group amortizes actuarial gains and losses using a 0% corridor with an amortization period that covers the average remaining service period of active employees (8.47 years and 8.99 years at January 1, 2006 and 2005, respectively). The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit costs during the year ended December 31, 2007 are $38.1 million and $4.4 million, respectively.

The following table sets forth the plans’ combined funded status reconciled with the amounts shown in the combined balance sheets:

	December 31,
	2005	2006
	(Dollars in thousands)

Change in benefit obligation:
Accumulated postretirement benefit obligation at beginning of period	$1,065,069	$1,088,507
Service cost	538	599
Interest cost	62,615	62,385
Participant contributions	1,185	956
Plan amendments	—	10,166
Benefits paid	(81,329)	(81,984)
Change in actuarial loss	40,429	133,403

Accumulated postretirement benefit obligation at end of period	1,088,507	1,214,032

Change in plan assets:
Fair value of plan assets at beginning of period	—	—
Employer contributions	80,144	81,028
Participant contributions	1,185	956
Benefits paid	(81,329)	(81,984)

Fair value of plan assets at end of period	—	—

Funded status at end of year	(1,088,507)	(1,214,032)
Unrecognized actuarial loss	220,975	—
Unrecognized prior service cost	(9,154)	—

Accrued postretirement benefit obligation	(876,686)	(1,214,032)
Less current portion (included in Accounts payable and accrued expenses)	69,045	75,015

Noncurrent obligation (included in Accrued postretirement benefit costs)	$(807,641)	$(1,139,017)

As a result of the adoption of SFAS No. 158 on December 31, 2006, the accrued postretirement benefit liability recorded on the combined balance sheet at December 31, 2006 reflects the accumulated postretirement benefit obligation less any portion that is currently funded. The accumulated actuarial loss and prior service

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

costs that had not yet been reflected in net periodic postretirement benefit costs were included in “Accumulated other comprehensive loss” at December 31, 2006, as follows:

(Dollars in thousands)

Accumulated actuarial loss	$(327,587)
Prior service cost	(3,507)

Accumulated other comprehensive loss	$(331,094)

The weighted-average assumptions used to determine the benefit obligations as of the end of each year were as follows:

	Year Ended December 31,
	2005	2006

Discount rate	5.90%	6.00%
Rate of compensation increase	3.50%	3.50%
Measurement date	December 31, 2005	December 31, 2006

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	Year Ended December 31,
	2004	2005	2006

Discount rate	6.40%	6.10%	5.90%
Rate of compensation increase	3.75%	3.50%	3.50%
Measurement date	December 31, 2003	December 31, 2004	December 31, 2005

The following presents information about the assumed healthcare cost trend rate:

	Year Ended December 31,
	2005	2006

Healthcare cost trend rate assumed for next year	7.00%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	4.75%	4.75%
Year that the rate reaches that ultimate trend rate	2011	2012

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare cost trend would have the following effects:

	One Percentage-	One Percentage-
	Point Increase	Point Decrease
	(Dollars in thousands)

Effect on total service and interest cost components(1)	$7,509	$(5,136)
Effect on total postretirement benefit obligation(1)	$151,497	$(127,290)

(1)	In addition to the effect on total service and interest cost components of expense, changes in trend rates would also increase or decrease the actuarial gain or loss amortization expense component. The gain or loss amortization would approximate the increase or decrease in the obligation divided by 8.47 years at December 31, 2006.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Plan Assets

The Group’s postretirement benefit plans are unfunded.

Estimated Future Benefits Payments

The following benefit payments (net of retiree contributions), which reflect expected future service, as appropriate, are expected to be paid by the Group:

Postretirement
Benefits
(Dollars in thousands)

2007	$75,015
2008	77,540
2009	80,192
2010	83,029
2011	85,720
Years 2012-2016	461,708

Medicare and Other Plan Changes

Effective November 15, 2006, the medical premium reimbursement plan was changed for salaried employees who retired after December 31, 2004. The amendment resulted in a $9.5 million increase to the retiree healthcare liability. The Group began recognizing the effect of the plan amendment over 10.25 years beginning November 15, 2006. The effect was $0.1 million for the year ended December 31, 2006, and is estimated to be $0.9 million for the year ended December 31, 2007.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (The “Act”) was signed into law. The Group elected not to defer the effects of the Act as discussed in FASB Staff Position 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Additionally, the Group did not elect the Federal Subsidy provisions of the Act; rather the Group coordinated benefits with available Medicare coverage considered the primary payer, whether or not the beneficiary enrolled and paid the required premiums. For plans that required amendment to incorporate the Act, the Group recognized a liability reduction of $11.9 million. This reduction was treated as a negative plan amendment and was being amortized to income over six years beginning December 15, 2003.

Multi-Employer Benefit Plans

Retirees formerly employed by certain subsidiaries and their predecessors, who were members of the UMWA, last worked before January 1, 1976 and were receiving health benefits on July 20, 1992, receive health benefits provided by the Combined Fund, a fund created by the Coal Act. The Coal Act requires former employers (including certain entities of the Group) and their affiliates to contribute to the Combined Fund according to a formula.

The Group has recorded an actuarially determined liability representing the amounts anticipated to be due to the Combined Fund. The noncurrent portion related to this obligation as reflected within “Other noncurrent liabilities” in the combined balance sheets as of December 31, 2006 and 2005, was $25.6 million and $27.9 million, respectively. The current portion related to this obligation reflected in “Accounts payable and

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

accrued expenses” in the combined balance sheets as of December 31, 2006 and 2005, was $5.2 million and $8.8 million, respectively.

Expense of $2.5 million was recognized related to the Combined Fund for the year ended December 31, 2006, and consisted of interest discount of $2.4 million and amortization of actuarial loss of $0.1 million. Expense of $0.9 million was recognized related to the Combined Fund for the year ended December 31, 2005, and consisted of interest discount of $1.9 million and amortization of actuarial gain of $1.0 million. Expense of $4.9 million was recognized related to the Combined Fund for the year ended December 31, 2004, and consisted of interest discount of $3.8 million and amortization of actuarial loss of $1.1 million. The Group made payments of $8.3 million, $4.0 million, and $16.6 million to the Combined Fund for the years ended December 31, 2006, 2005 and 2004, respectively.

The Coal Act also established the 1992 Benefit Plan, which provides medical and death benefits to persons who are not eligible for the Combined Fund, who retired prior to October 1, 1994 and whose employer and any affiliates are no longer in business. A prior national labor agreement established the 1993 Benefit Plan to provide health benefits for retired miners not covered by the Coal Act. The 1993 Benefit Plan provides benefits to qualifying retired former employees, who retired after September 30, 1994, of certain signatory companies which have gone out of business and defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business. The 1992 Benefit Plan and the 1993 Benefit Plan qualify under SFAS No. 106 as multi-employer benefit plans, which allows the Group to recognize expense as contributions are made. The expense related to these funds was $5.7 million, $4.0 million and $4.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Surface Mining Control and Reclamation Act of 2006 (the “2006 Act”), which were enacted in December 2006, amended the federal laws establishing the Combined Fund, 1992 Benefit Plan and the 1993 Benefit Plan. Among other things, the 2006 Act guarantees full funding of all beneficiaries in the Combined Fund, provides funds on a phased-in basis for the 1992 Benefit Plan, and authorizes the trustees of the 1993 Benefit Plan to determine the contribution rates through 2010 for pre-2007 beneficiaries. The new and additional federal expenditures to the Combined Fund, 1992 Benefit Plan, 1993 Benefit Plan and certain Abandoned Mine Land payments to the states and Indian tribes are collectively limited by an aggregate annual cap of $490 million. To the extent that (i) the annual funding of the programs exceeds this amount (plus the amount of interest from the Abandoned Mine Land trust fund paid with respect to the Combined Benefit Fund), and (ii) Congress does not allocate additional funds to cover the shortfall, contributing employers and affiliates, including some of the Group’s entities, would be responsible for the additional costs.

Pursuant to the provisions of the Coal Act and the 1992 Benefit Plan, the Group was required to provide security in an amount equal to three times the annual cost of providing healthcare benefits for all individuals receiving benefits from the 1992 Benefit Plan who are attributable to the Group, plus all individuals receiving benefits from an individual employer plan maintained by the Group who are entitled to receive such benefits. In accordance with the 1992 Benefit Plan, Peabody had outstanding letters of credit of $119.4 million as of December 31, 2006, to secure the Group’s obligation. Beginning in 2007, the amount of security the Group is required to provide for the 1992 Benefit Plan is reduced to one times the annual cost to provide the above mentioned healthcare benefits.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(14)  Related Party Transactions

The Group routinely enters into transactions with Peabody and its subsidiaries. The terms of these transactions are outlined in agreements executed by Peabody and its subsidiaries. The amounts included in “Net receivable from affiliates” reflect the effects of the related party transactions, which have not yet been settled by cash payments, as well as temporary cash advances to and from affiliated companies. This balance with the Group’s affiliates does not earn interest and is payable on demand.

Selling and administrative expenses include $47.9 million, $57.1 million, and $58.5 million for the years ended December 31, 2006, 2005, and 2004, respectively, for services provided by affiliates. Our selling and administrative expenses represent an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on principal activity, headcount, tons sold and revenues as applicable to the specific expense being allocated. The allocated expenses generally reflect service costs for: marketing and sales, legal, finance and treasury, public relations, human resources, environmental engineering and internal audit. Different allocation bases or methods could have been used and could result in significantly different operating results. The services fees incurred by the Group are not necessarily indicative of the selling and administrative expenses that would have been incurred if the Group had been an independent entity.

The Group recognized interest expense of $5.0 million for each of the years ended December 31, 2006, 2005 and 2004, related to a $62.0 million demand note payable to the Parent, which bears interest at 8.0%.

In 2005, one of the Group’s entities received a $766.7 million non-cash dividend from a Peabody subsidiary that is not included in the Group. In 2006 and 2004, the Group received contributions from its Parent of $44.5 million and $7.0 million, respectively, primarily for the funding of acquisitions.

The Group sold 24.3 million tons of coal resulting in revenues of $1.13 billion for the year ended December 31, 2006; 21.5 million tons of coal resulting in revenues of $891.2 million for the year ended December 31, 2005; and 22.3 million tons of coal resulting in revenues of $747.5 million for the year ended December 31, 2004 to a marketing affiliate of the Parent, who negotiates and maintains coal sales contracts. All sales were made at prices paid by outside third-party customers. Receivables related to intercompany sales activity are included in “Net receivable from affiliates” on the combined balance sheet.

(15)  Guarantees and Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Group and its parent companies acting on the Group’s behalf, is a party to guarantees and financial instruments with off-balance-sheet risk, such as bank letters of credit, performance or surety bonds and other guarantees and indemnities, which are not reflected in the accompanying combined balance sheets. Such financial instruments are valued based on the amount of exposure under the instrument and the likelihood of required performance. In the Group’s past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Letters of Credit and Bonding

Peabody and the Group have letters of credit, surety bonds, and corporate guarantees (such as self bonds) in support of the Group’s reclamation, lease, workers’ compensation, retiree healthcare and other obligations as follows as of December 31, 2006:

			Workers’	Retiree
	Reclamation	Lease	Compensation	Healthcare
	Obligations	Obligations	Obligations	Obligations	Other(1)	Total
	(Dollars in thousands)

Self Bonding	$48,737	$—	$—	$—	$2,418	$51,155
Surety Bonds	85,499	—	23,390	—	12,140	121,029
Letters of Credit	1,389	20,282	122,771	119,397	53,841	317,680

	$135,625	$20,282	$146,161	$119,397	$68,399	$489,864

(1)	Other includes the letter of credit obligation described below and an additional $25.6 million in self-bonding, letters of credit and surety bonds related to collateral for surety companies, road maintenance, performance guarantees and other operations.

In relation to the Group’s 30% interest in Dominion Terminal Associates, the partners have severally (but not jointly) agreed to make payments under various agreements, which in the aggregate provide the partnership with sufficient funds to pay rents and to cover the principal and interest payments on the floating-rate industrial revenue bonds issued by the Peninsula Ports Authority, and which are supported by letters of credit from a commercial bank. As of December 31, 2006, the Group’s maximum reimbursement obligation to the commercial bank was in turn supported by a letter of credit totaling $42.8 million. Based on the Group’s commitment, it accrued a noncurrent liability of $19.9 million and $18.8 million as of December 31, 2006 and December 31, 2005, respectively.

Other Guarantees

In connection with the exchange transaction involving the acquisition of Illinois Basin coal reserves discussed in Note 3, the Group guaranteed bonding for a partnership in which it formerly held an interest. The aggregate amount guaranteed by the Group was $2.8 million, and the fair value of the guarantee recognized as a liability was $0.4 million as of December 31, 2006. The Group’s obligation under the guarantee extends to September 2015.

The Group is the lessee under numerous equipment and property leases. It is common in such commercial lease transactions for Peabody and the Group, as the lessee, to agree to indemnify the lessor for the value of the property or equipment leased, should the property be damaged or lost during the course of the Group’s operations. Peabody expects that losses with respect to leased property would be covered by insurance (subject to deductibles). Peabody and certain of its subsidiaries have guaranteed other subsidiaries’ performance under their various lease obligations. Aside from indemnification of the lessor for the value of the property leased, Peabody’s maximum potential obligations under its leases are equal to the respective future minimum lease payments as presented in Note 6, and Peabody assumes that no amounts could be recovered from third parties.

Under Peabody’s credit agreement, the Group has unconditionally and jointly and severally guaranteed the payment of principal, premium, if any, and interest on certain indebtedness of Peabody. The aggregate amount of Peabody indebtedness outstanding as of December 31, 2006, which is subject to the guarantee and the security interests, is $3.04 billion.

PATRIOT COAL CORPORATION

(Subsidiaries of Peabody Energy Corporation
as defined in Note 1 to the Combined Financial Statements)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(16)  Fair Value of Financial Instruments

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments as of December 31, 2006 and 2005:

•	Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses have carrying values, which approximate fair value due to the short maturity or the financial nature of these instruments.

•	The fair value of net payables to affiliates and the demand note payable to the Parent approximate the carrying value as of December 31, 2006 and 2005, respectively.

•	At December 31, 2005, “Other noncurrent liabilities” included a deferred purchase obligation related to the prior purchase of a mine facility. The fair value estimate was based on estimated borrowing rates to discount the cash flows to their present value. The carrying amount and estimated fair value of the Group’s deferred purchase obligation were $1.4 million at December 31, 2005. The obligation was fully paid as of December 31, 2006.

(17)  Commitments and Contingencies

Commitments

As of December 31, 2006, purchase commitments for capital expenditures were $25.6 million. Commitments for expenditures to be made under coal leases are reflected in Note 6.

Other

In addition, at times the Group becomes a party to other claims, lawsuits, arbitration proceedings and administrative procedures in the ordinary course of business. Management believes that the ultimate resolution of such other pending or threatened proceedings is not reasonably likely to have a material effect on the Group’s combined financial position, results of operations or liquidity.